                           1st BANCORP VIENNA, INC.
                            Third and Vine Streets
                            Vienna, Illinois 62895

                         Special Meeting of Shareholders

                            A MERGER PROPOSAL -- YOUR
                             VOTE IS VERY IMPORTANT

The Board of Directors of 1st Bancorp Vienna, Inc. ("Bancorp"), has unanimously approved a merger with National City Bancshares, Inc. ("NCBE"), a $1.5 billion multi-bank holding company headquartered in Evansville, Indiana.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO SHAREHOLDERS AND IS IN THEIR BEST INTERESTS. THE BOARD OF DIRECTORS THEREFORE UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT. A VOTE OF THE NCBE SHAREHOLDERS IS NOT REQUIRED TO APPROVE THE MERGER.

Bancorp is calling a Special Meeting of shareholders at which you will be asked to approve and adopt the merger agreement. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Bancorp common stock is required.

If the merger is completed, Bancorp shareholders will receive shares of NCBE common stock having a value of between $2,480.00 and $2,945.00 for each share of Bancorp common stock, subject to adjustment depending on the trading price of NCBE common stock before the merger. The issuance of NCBE common stock in the merger is expected to be tax-free for federal income tax purposes.

If the merger is completed, the parties expect Bancorp's subsidiary, The First State Bank of Vienna (the "Bank"), will concurrently merge into Illinois One Bank, National Association, a subsidiary of NCBE that has its principal office in Shawneetown, Illinois. The date, time and place of the Special Meeting:

                               September 24, 1998
                                   11:00 a.m.
                         The First State Bank of Vienna
                             Third and Vine Streets
                                Vienna, Illinois

The attached Proxy Statement/Prospectus provides you with detailed information about the proposed merger. In addition, you may obtain other information about NCBE from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

Whether or not you plan to attend the Special Meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy without indicating how you wish to vote, your proxy will count as a vote in favor of the approval and adoption of the merger agreement. If you fail to return your proxy, the effect will be a vote against approval and adoption of the merger agreement. YOUR VOTE IS VERY IMPORTANT.

ON BEHALF OF THE BOARD OF DIRECTORS OF BANCORP, I URGE YOU TO VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.






WAYNE O'KEEFE
President

                 TO THE SHAREHOLDERS OF 1ST BANCORP VIENNA, INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                   To Be Held

                         Thursday, September 24, 1998
                         The First State Bank of Vienna
                             Third and Vine Streets
                                Vienna, Illinois

The Board of Directors of 1st Bancorp Vienna, Inc. ("Bancorp") asks you to attend a Special Meeting to vote on the following:

       1. Proposed Merger. Shareholders will be asked to approve and adopt the Agreement and Plan of Merger dated May 21, 1998 relating to the merger of Bancorp with National City Bancshares, Inc. ("NCBE"). In the merger, Bancorp shareholders will receive shares of NCBE common stock having a value between $2,480.00 and $2,945.00 for each share of Bancorp common stock, subject to adjustment depending on the trading price of NCBE common stock before the merger. The Agreement and Plan of Merger is attached as Appendix A to the accompanying Proxy Statement/Prospectus; and

       2. Other Business. Shareholders will also consider and vote on any other matters that properly come before the Special Meeting or any adjournments or postponements.

       You are entitled to notice of and to vote at the Special Meeting (or any adjournments or postponements of it) if you were a Bancorp shareholder at the close of business on July 31, 1998.

                                            By Order of the Board of Directors,




                                             Tom Jones, Executive Vice President

August 14, 1998
Vienna, Illinois

       YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

       THE PROXY STATEMENT/PROSPECTUS DESCRIBES YOUR RIGHTS TO DISSENT FROM THE MERGER AND THE PROCEDURES YOU MUST FOLLOW TO EXERCISE THOSE RIGHTS.

     WE INVITE YOU TO ATTEND THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON, WHICH WILL REVOKE YOUR SIGNED PROXY. YOU MAY ALSO REVOKE YOUR PROXY AT ANY TIME BEFORE THE VOTING THEREOF AT THE SPECIAL MEETING.

                                         Filed pursuant to Rule 424(b)(2)
                                         Registration No. 333-60287


                            1ST BANCORP VIENNA, INC.

                       PROXY STATEMENT FOR SPECIAL MEETING
                           OF SHAREHOLDERS TO BE HELD
                              SEPTEMBER 24, 1998
                         ------------------------------
                         NATIONAL CITY BANCSHARES, INC.


                                   PROSPECTUS
                    FOR UP TO 302,134 SHARES OF COMMON STOCK

     National City Bancshares, Inc. ("NCBE") proposes to acquire 1st Bancorp Vienna, Inc. ("Bancorp") through the merger of Bancorp into NCBE.

     The parties cannot complete the merger unless Bancorp's shareholders approve the Agreement and Plan of Merger dated May 21, 1998, which is attached as Appendix A to this Proxy Statement/Prospectus. Bancorp shareholders will vote on the Agreement and Plan of Merger at a Special Meeting of Shareholders on September 24, 1998. This Proxy Statement/Prospectus is being furnished to Bancorp shareholders in connection with the Board of Directors of Bancorp's solicitation of proxies for use at the Special Meeting.

     If Bancorp and NCBE merge, Bancorp shareholders will receive shares of NCBE's common stock with a value of between $2,480.00 and $2,945.00 for each Bancorp share, subject to adjustment depending on the trading price of NCBE's common stock before the merger. This Proxy Statement/Prospectus is also a Prospectus of NCBE relating to the shares of common stock NCBE will issue.

     NCBE's common stock trades on the Nasdaq National Market Tier of the Nasdaq Stock Market under the symbol "NCBE".

     THE "RISK FACTORS" SECTION OF THIS PROXY STATEMENT/PROSPECTUS (BEGINNING ON PAGE 8) LISTS SOME OF THE FACTORS YOU SHOULD CONSIDER IN EVALUATING THE AGREEMENT AND PLAN OF MERGER AND THE MERGER.









Neither the Securities and Exchange Commission nor any state securities regulators have approved the NCBE common stock to be issued in the merger or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

      Proxy Statement/Prospectus dated August 13, 1998, and first mailed to shareholders on August 14, 1998.

     This Proxy Statement/Prospectus incorporates important business and financial information about NCBE that is not included in or delivered with this document. The incorporated information is available without charge to Bancorp shareholders upon written or oral request. Requests should be directed as follows:

                         National City Bancshares, Inc.
                                  P.O. Box 868
                         Evansville, Indiana 47705-0868
                          Attn: Stephen C. Byelick, Jr.
                                Ph.: 812-464-9864

To obtain timely delivery, please request the information no later than September 17, 1998.

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

QUESTIONS AND ANSWERS
   ABOUT THE MERGER...............................................................................................1

SUMMARY...........................................................................................................3

RISK FACTORS......................................................................................................8
   Risks Associated with Acquisitions.............................................................................8
   Impact of Interest Rate Changes................................................................................8
   Credit Risk and Loan Concentration.............................................................................8
   Regulatory Risks...............................................................................................9
   Exposure to Local Economic Conditions..........................................................................9
   Risks Relating to Year 2000 Issue..............................................................................9
   Competition....................................................................................................9
   Status of NCBE as a Bank Holding Company.......................................................................9

FORWARD-LOOKING STATEMENTS.......................................................................................10

SPECIAL MEETING..................................................................................................10
   Date, Time, Place and Purpose.................................................................................10
   Record Date...................................................................................................10
   Vote Required.................................................................................................10
   Voting and Revocation of Proxies..............................................................................10
   Solicitation of Proxies.......................................................................................11

THE MERGER.......................................................................................................11
   General.......................................................................................................11
   Background of the Merger......................................................................................12
   Reasons for the Merger........................................................................................12
   Recommendation of Bancorp's
      Board of Directors.........................................................................................13
   Closing and Effective Time....................................................................................13
   Conversion of Bancorp Common..................................................................................14
   Procedures for Exchange of Certificates.......................................................................14
   Regulatory Approvals..........................................................................................15
   Dissenters' Rights............................................................................................16
   Representations and Warranties................................................................................17
   Covenants.....................................................................................................18
   Conditions to the Merger......................................................................................18
   Termination and Waiver........................................................................................19
   No Solicitation; Fees and Expenses............................................................................19
   Certain Federal Income Tax Consequences.......................................................................20
   Accounting Treatment..........................................................................................21
   Resale of NCBE Common.........................................................................................21

CONCURRENT BANK MERGER...........................................................................................22

SELECTED FINANCIAL DATA..........................................................................................23

PRO FORMA CONDENSED
   CONSOLIDATED FINANCIAL
   INFORMATION...................................................................................................24

COMPARATIVE STOCK PRICES
   AND DIVIDENDS.................................................................................................31

INFORMATION CONCERNING NCBE......................................................................................32
   Business......................................................................................................32
   Recent Developments...........................................................................................32
   Year 2000 Issue...............................................................................................34
   Security Ownership of Certain Beneficial
      Owners and Management......................................................................................35

INFORMATION CONCERNING BANCORP...................................................................................36
   Business......................................................................................................36
   Selected Financial Data of Bancorp............................................................................36
   Management's Discussion and Analysis of
      Financial Condition and Results of
      Operations.................................................................................................37
   Comparison of Financial Condition at
      March 31, 1998 and December 31, 1997.......................................................................37
   Comparison of Operating Results for the
      Years Ended December 31, 1997 and 1996,
      and the Periods Ended March 31, 1998
      and 1997...................................................................................................38
   Other Data....................................................................................................44



DESCRIPTION OF NCBE CAPITAL STOCK................................................................................51
   Authorized Shares.............................................................................................51
   NCBE Common...................................................................................................51
   NCBE Preferred................................................................................................51
   Certain Provisions of Articles of
      Incorporation and By-Laws..................................................................................51
   Certain Provisions of Indiana Law.............................................................................52
   Transfer Agent................................................................................................52

COMPARISON OF SHAREHOLDER RIGHTS.................................................................................52
   Classified Board of Directors.................................................................................52
   Business Combinations Not Involving
      an Interested Shareholder..................................................................................52
   Business Combinations Involving an
      Interested Shareholder.....................................................................................53
   Removal of Directors..........................................................................................53
   Amendments to Articles of Incorporation.......................................................................54
   Voting Rights.................................................................................................54
   Special Meetings of Shareholders..............................................................................54
   Shareholder Action by Written Consent.........................................................................54
   Dissenters' Rights............................................................................................55
   Control Share Acquisitions....................................................................................55
   Indemnification...............................................................................................55
   Limitation of Liability of Directors..........................................................................56
   Consideration of Non-Shareholder Interests....................................................................57

LEGAL MATTERS....................................................................................................58

EXPERTS..........................................................................................................58

WHERE YOU CAN FIND
   MORE INFORMATION..............................................................................................58

INDEX TO BANCORP FINANCIAL
   STATEMENTS...................................................................................................F-1

APPENDIX A -
     Agreement and Plan of Merger dated as
     of May 21, 1998 between National City
     Bancshares, Inc. and 1st Bancorp Vienna,
     Inc........................................................................................................A-1
APPENDIX B -
     Excerpts of the Illinois Business
     Corporation Act (Dissenters' Rights).......................................................................B-1

                                      QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHAT WILL BANCORP SHAREHOLDERS RECEIVE IN THE
     MERGER?

A: In the merger, NCBE expects to issue shares of its common stock having a value between $2,480.00 and $2,945.00 for each outstanding share of Bancorp common stock. The value of the NCBE shares you will receive will depend upon an average trading value of NCBE common stock prior to the merger. That value (the "Average NCBE Value") will be the average of the means between the highest and lowest per share trading sales prices for a share of NCBE common stock over the 10 trading day period ending on the business day prior to the closing of the merger.

     - If the Average NCBE Value is $40.00 to $47.50, each Bancorp share will convert into 62 shares of NCBE common stock.

     - If the Average NCBE Value is more than $47.50, each Bancorp share will convert into shares of NCBE common stock with an Average NCBE Value of $2,945.00.

     - If the Average NCBE Value is less than $40.00, each Bancorp share will convert into shares of NCBE common stock with an Average NCBE Value of $2,480.00.

     The actual value of the shares of NCBE common stock to be issued in the merger cannot be determined at this time, since it depends on trading prices reported prior to the time the merger is closed. The last reported sales price on August 7, 1998 for NCBE common stock as reported by the Nasdaq Stock Market was $36.75. If the merger was closed on August 7, 1998, the Average NCBE Value would have been $38.06, and the exchange ratio would have been 65.1603 shares of NCBE common stock for each share of Bancorp common stock.

EXAMPLE:      The number of shares of NCBE common
              stock you will receive will depend on the Average NCBE Value, as follows:

                              For an approximate
If the Average   Then the     value (based on the
  NCBE Value     exchange     Average NCBE Value)
     is:         ratio is:            of:
--------------   ---------    -------------------

     $50.00       58.9000          $2,945.00
     $47.50       62.0000          $2,945.00
     $43.75       62.0000          $2,712.50
     $40.00       62.0000          $2,480.00
     $37.50       66.1333          $2,480.00

     Bancorp shareholders should note that the exact number of shares to be issued in the merger is not likely to be known at the time of the Special Meeting.

Q:   WHY IS BANCORP PROPOSING TO MERGE WITH NCBE?

A: The Bancorp Board of Directors has unanimously concluded that the proposed merger with NCBE is in the best interests of Bancorp and its shareholders. In reaching this conclusion, the Bancorp Board of Directors considered a number of factors with a view to maximizing shareholder value in the immediate and long term including the significant premium offered to shareholders, the greater liquidity of the NCBE common stock, and the tax-free nature of the transaction. To review the reasons in greater detail, see page 12.


Q:   WHAT ARE THE TAX CONSEQUENCES TO BANCORP
     SHAREHOLDERS?

A: The merger is intended to qualify as a tax-free reorganization for federal income tax purposes. No gain or loss will be recognized by Bancorp shareholders upon receipt of NCBE shares. To review the tax consequences in greater detail, see page 20.

Q:   WHAT DO I NEED TO DO NOW?

A: Just mail your signed proxy in the enclosed return envelope as soon as possible, so that your shares may be represented at the special Bancorp shareholders' meeting. The Bancorp Board of Directors unanimously recommends that you vote FOR approval and adoption of the merger agreement.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, NCBE will send you written instructions for exchanging your share certificates.

Q:   WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: Neither Bancorp nor NCBE expect any changes in their dividend policies before the merger. After the merger, the NCBE annualized dividend rate is expected to be $0.72 per share.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE
     COMPLETED?

A: We are working towards completing the merger as quickly as possible. In addition to the approval of Bancorp shareholders, we must also obtain regulatory approvals. We hope to complete the merger by September 30, 1998.

                                     SUMMARY

     This summary highlights selected information from this Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "WHERE YOU CAN FIND MORE INFORMATION" on page 58. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.

                              PARTIES TO THE MERGER

NATIONAL CITY BANCSHARES, INC.
227 MAIN STREET
EVANSVILLE, INDIANA 47708
(812) 464-9677

     National City Bancshares, Inc. is an Indiana corporation that owns 14 financial institution subsidiaries. These subsidiaries provide a wide range of banking services from 47 locations in the tri-state area of Indiana, Kentucky and Illinois surrounding Evansville, Indiana. As of March 31, 1998, NCBE had total consolidated assets of $1.5 billion, total loans of $1.0 billion, total deposits of $1.2 billion and total shareholders' equity of $149.8 million.

1ST BANCORP VIENNA, INC.
THIRD AND VINE STREETS
VIENNA, ILLINOIS  62995
(618) 658-4607

     1st Bancorp Vienna, Inc. is an Illinois corporation that owns The First State Bank of Vienna (the "Bank"). As of March 31, 1998, the Bank had total assets of $39.5 million, net loans of $20.7 million, total deposits of $34.2 million, and total shareholders' equity of $5.0 million. The Bank has one banking office in Vienna, Illinois.

SPECIAL MEETING OF BANCORP
SHAREHOLDERS

MEETING INFORMATION (See page 10).

     The Special Meeting of Bancorp shareholders will be held at the office of The Bank located at Third and Vine Streets, Vienna, Illinois on September 24, 1998, at 11:00 a.m., local time, to vote to approve and adopt the merger agreement. The affirmative vote of the holders of at least two-thirds of outstanding shares of Bancorp common stock is required to approve and adopt the merger agreement. On the record date, there were 4,264 shares of Bancorp common stock outstanding.

     If you owned shares of Bancorp as of the close of business on July 31, 1998, the record date, you are entitled to vote. You will have one vote for each share you owned on the record date.

SECURITY OWNERSHIP OF MANAGEMENT

     As of the close of business on the record date, the directors and executive officers of Bancorp and their affiliates beneficially owned 1,028 shares of Bancorp common stock, or 24.1% of all outstanding shares entitled to vote on the merger. As of the close of business on the record date, the directors and executive officers of NCBE and their affiliates did not beneficially own any shares of Bancorp common stock.

                              SUMMARY OF THE MERGER

     The merger agreement is attached as Appendix A to this Proxy
Statement/Prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

RECOMMENDATION OF BANCORP BOARD OF DIRECTORS (See page 13).

     The Bancorp Board of Directors believes that the merger is in the best interests of Bancorp shareholders and unanimously recommends that Bancorp shareholders vote FOR approval and adoption of the merger agreement.

CONDITIONS TO THE MERGER (See page 18).

     Bancorp and NCBE will not complete the merger unless:

     - Bancorp shareholders and regulatory authorities approve it;

     -   No legal restrictions prohibit it; and

     - There have been no developments that would prevent the merger from qualifying as a tax-free transaction.

     NCBE will not have to complete the merger unless:

     -   Bancorp's representations in the merger
         agreement remain accurate;

     - Bancorp's and the Bank's financial condition do not change materially; and

     - There have been developments outside the control of NCBE that would prevent the merger from being accounted for as a "pooling of interests."

     Bancorp will not have to complete the merger unless:

     - NCBE's representations in the merger agreement remain accurate; and

     - NCBE's financial condition does not change materially.

TERMINATION OF THE MERGER AGREEMENT (See page 19).

     The merger agreement may be terminated and the merger abandoned before or after Bancorp shareholders approve the merger agreement:

     -   by mutual consent of Bancorp and NCBE;

     - by Bancorp if Bancorp or its Board of Directors accepts or approves a "competing transaction";

     - by Bancorp, if any of the conditions to its obligation to consummate the merger have not been satisfied by December 31, 1998; or

     - by NCBE, if any of the conditions to its obligation to consummate the merger have not been satisfied by December 31, 1998.

REIMBURSEMENT OF EXPENSES (See page 19).

     In the merger agreement, Bancorp agreed not to seek any competing transaction for an acquisition of Bancorp or the Bank except where required by fiduciary duties of Bancorp's Board of Directors.

     A competing transaction includes any of the following:

- an offer by another person to acquire 25% or more of Bancorp's or the Bank's common stock;

- a proposal for a merger, consolidation, share exchange, business combination or similar transaction involving Bancorp or the Bank; or

- a proposal for a sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of Bancorp.

     If the merger agreement is terminated under certain circumstances in connection with a competing transaction, Bancorp will reimburse NCBE's expenses incurred in the merger up to $150,000.

REGULATORY APPROVALS (See page 15).

     The transaction is subject to approval by banking regulatory authorities. Regulatory approvals are expected to be received prior to the Special Meeting.

FEDERAL INCOME TAX CONSEQUENCES (See page 20).

     The merger is intended to qualify as a tax-free reorganization for federal income tax purposes. No gain or loss will be recognized by Bancorp shareholders upon receipt of NCBE shares.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU.

ACCOUNTING TREATMENT (See page 21).

     NCBE expects to account for the merger as a "pooling of interests." This means that NCBE will carry forward Bancorp's assets, liabilities and income in NCBE's consolidated financial statements and that no goodwill will be recognized in the transaction.

DISSENTERS' RIGHTS (See page 16).

     Under Illinois law, Bancorp shareholders can demand the fair value of their Bancorp shares if they deliver a written demand for payment and do not vote in favor of the merger agreement. Appendix B contains the relevant portions of Illinois law.

CONCURRENT BANK MERGER  (See page 22).

     If the merger with NCBE is closed, the Bank will concurrently merge into Illinois One Bank, National Association, a subsidiary of NCBE, that has its principal office in Shawneetown, Illinois.


                      RISK FACTORS RELATING TO NCBE COMMON
                                  (See page 8).

     An investment in NCBE common stock involves risks, including those described in this document.


                                STOCK PRICE DATA
                                 (See page 31).

     The following table sets forth as of May 21, 1998 (the last trading day before the public announcement of the proposed acquisition), the last sale price per share for the NCBE common stock, and the pro forma equivalent for a share of Bancorp common stock. There is no public trading market for Bancorp common stock.


                                                                     Pro Forma
                                                                     Bancorp
                                      NCBE            Bancorp         Common
                                     Common           Common          Stock
                                      Stock            Stock        Equivalent
                                     -------          -------       ----------

Price Per Share...................   $37.625           N/A          $2,480.00*
(as of May 21, 1998)


------------
* Assumes that each share of Bancorp common stock is converted into 65.9136 shares of NCBE common stock.


                        COMPARISON OF SHAREHOLDER RIGHTS
                                 (See page 52).

     There are several differences in the laws and corporate documents under which NCBE and Bancorp operate. As a result, the rights of Bancorp shareholders are different from NCBE shareholders in a number of respects, including classification of the board of directors into three classes, removal of directors, shareholder votes required to approve certain business combinations, and the authorization of preferred stock (the terms of which may be set by the board of directors).

           SUMMARY COMPARATIVE HISTORICAL AND COMBINED PER SHARE DATA

         The following summary presents selected comparative per share data on (i) a historical basis for NCBE and Bancorp, (ii) a pro forma combined basis per share of NCBE common stock, giving effect to the Merger and the Other Pooling Acquisitions (as defined under "INFORMATION CONCERNING NCBE -- Recent Developments"), (iii) an equivalent pro forma basis per share of Bancorp Common, giving effect to the Merger only, and (iv) an equivalent pro forma basis per share, giving effect to the Merger (A) as of March 31, 1998 for all Other Pooling Acquisitions and (B) for all prior periods, all Other Pooling Acquisitions except for the acquisitions of Downstate Banking Co. and Commonwealth Commercial Corp., which NCBE intends to account for as immaterial poolings. As further described in "INFORMATION CONCERNING NCBE -- Recent Developments," NCBE consummated its acquisitions of the Mayfield Branch and Bank of Illinois in Mt. Vernon (the "Purchase Transactions") in the first quarter. The Purchase Transactions are not individually or in the aggregate considered material to NCBE from a financial statement presentation standpoint, and the pro forma data does not include the Purchase Transactions (except to the extent they are reflected in NCBE's first quarter information). The data presented is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger or Other Pooling Acquisitions had been consummated prior to the periods indicated. The data presented should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Proxy Statement/Prospectus and with the unaudited pro forma financial statements included elsewhere in this Proxy Statement/Prospectus. See "WHERE YOU CAN FIND MORE INFORMATION," "SELECTED FINANCIAL DATA," "INFORMATION CONCERNING BANCORP" and "INDEX TO BANCORP FINANCIAL STATEMENTS."

                                                   Quarter Ended
                                                      March 31,                     Year Ended December 31,
                                              --------------------------   -----------------------------------------
                                                  1998           1997           1997          1996           1995
                                              -----------   ------------   ------------   -----------    -----------
    Net Income per Common Share:
        NCBE:
           Basic                                  0.48           0.44           1.72          1.52           1.30
           Diluted                                0.47           0.43           1.69          1.52           1.30
        Bancorp:
           Basic                                 29.78          31.52         122.48        110.85          92.20
           Diluted                               29.78          31.52         122.48        110.85          92.20
        NCBE pro forma (all Other Pooling
         Acquisitions and Bancorp):
           Basic                                  0.48           0.43           1.72          1.53           1.34
           Diluted                                0.47           0.43           1.70          1.53           1.34
        Bancorp equivalent pro forma
           (NCBE only) (1):
           Basic                                 31.74          29.10         113.75        100.52          85.97
           Diluted                               31.08          28.44         111.76        100.52          85.97
        Bancorp equivalent pro forma
           (all Other Pooling Acquisitions
           and NCBE) (1):
           Basic                                 31.74          28.44         113.75        101.18          88.62
           Diluted                               31.08          28.44         112.43        101.18          88.62
    Dividends per Common Share:
        NCBE                                      0.18           0.15           0.64          0.55           0.40
        Bancorp                                   0.00           0.00          42.00         35.00          26.00
        Bancorp equivalent pro forma (1)         11.90           9.92          42.33         36.37          26.45


                                                   March 30, 1998      December 31, 1997
                                                -------------------   -------------------
Book Value per Common Share:
        NCBE                                             13.93                 13.69
        Bancorp                                       1,163.70              1,133.44
        NCBE pro forma (all Other Pooling                                          3
           Acquisitions and HHFC)                        13.69                 13.4
        Bancorp equivalent pro forma                                               8
           (NCBE only) (1)                              921.23                905.36
        Bancorp equivalent pro forma (all               905.36                888.17
           Other Pooling Acquisitions and
           NCBE) (1)

(1) Equivalent pro forma per share data represents the pro forma per share data for NCBE multiplied by 66.1333, the assumed number of shares of NCBE common stock to be issued in the merger for each share of Bancorp common stock.

                                  RISK FACTORS

     IN CONSIDERING WHETHER TO APPROVE THE MERGER AGREEMENT, BANCORP SHAREHOLDERS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, THE FOLLOWING RISK FACTORS. CERTAIN CAPITALIZED TERMS USED IN THIS SECTION ARE DEFINED IN OTHER SECTIONS OF THIS PROXY STATEMENT/PROSPECTUS.

RISKS ASSOCIATED WITH ACQUISITIONS

     NCBE has grown significantly as a result of acquisitions. Since January 1, 1995, NCBE has completed numerous acquisitions of financial institutions or their branches. As the banking industry continues to consolidate, NCBE expects to pursue other acquisitions. NCBE is currently a party to definitive agreements relating to seven separate pending acquisitions. See "INFORMATION CONCERNING NCBE -- Recent Developments." NCBE's pending acquisitions are subject to various conditions, including shareholder and regulatory approval. No assurance can be given that the pending acquisitions will be consummated.

     The future profitability of NCBE will depend upon management's ability to improve the profitability of acquired institutions and to realize operational synergies. Acquisitions involve numerous risks, including difficulties in assimilating operations of the acquired company, diversion of management's attention from other business concerns, risks of entering new geographic markets, loss of key employees of the acquired company and assumption of undisclosed liabilities. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and intangible assets, any of which could have a material adverse effect on NCBE. In addition, as consolidation of the banking industry continues, the competition for suitable acquisition candidates will increase. NCBE competes with other banking companies for acquisition opportunities and many of these competitors have greater financial resources and acquisition experience than NCBE.

IMPACT OF INTEREST RATE CHANGES

     NCBE's derives its results of operations from its subsidiaries' operations and depends principally on net interest income, which is the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings.

     Like other financial institutions, NCBE's interest income and interest expense are affected by general, regional and local economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve Board. While management has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will effectively avoid undue interest rate risk.

CREDIT RISK AND LOAN CONCENTRATION

     As a lender, NCBE is exposed to the risk that its customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their such loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on NCBE's operating results.

     As of March 31, 1998, NCBE's total loan portfolio was approximately $1.0 billion or 69.6% of its total assets. The three components of the loan portfolio are real estate loans, $566 million or 54.4% of total loans, commercial and industrial loans, $316 million or 30.4% of total loans, and consumer loans, $159 million or 15.2% of total loans. NCBE's credit risk with respect to its consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within its local market area. NCBE's credit risk with respect to its real estate mortgage and construction loan portfolio relates principally to the general creditworthiness of individuals and the value of real estate serving as security for the repayment of the loans.

REGULATORY RISKS

     The banking industry is heavily regulated. These regulations are primarily intended to protect depositors and the FDIC, not NCBE shareholders or other creditors. Regulations affecting financial institutions are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws affecting NCBE and its subsidiaries may be modified at any time, and new legislation affecting financial institutions may be proposed and enacted. There is no assurance that such modifications or new laws will not materially and adversely affect the business, condition or operations of NCBE and its subsidiaries.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

     The success of NCBE and its subsidiaries depends to a certain extent upon the general economic conditions of the local geographic markets they serve. Unlike larger banks which are more geographically diversified, NCBE's subsidiaries provide financial and banking services to customers in the tri-state area of Indiana, Kentucky and Illinois surrounding Evansville, Indiana. No assurance can be given concerning the economic conditions that will exist in such markets.

RISKS RELATING TO YEAR 2000 ISSUE

     Many existing computer programs were designed to use only two digits to identify a year in the date field without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. NCBE is committed to a plan for achieving compliance with the risks created by the "Year 2000" problem. Management believes that the expenditures required to bring NCBE systems into compliance will not have a materially adverse effect on NCBE's financial condition or future performance. However, the Year 2000 problem is pervasive and complex and can potentially effect any computer process. In addition, the efforts of NCBE and its subsidiaries with respect to Year 2000 compliance are subject to examination by banking regulatory agencies. An adverse rating could result in the delay or deferral of regulatory applications seeking approval of acquisitions or such approvals may only be given subject to additional conditions. See "INFORMATION CONCERNING NCBE -- Year 2000 Issue."

COMPETITION

     NCBE's subsidiaries face substantial competition for deposit, credit and trust relationships, as well as other sources of funding in the communities they serve. Competing providers include other national and state banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by NCBE's subsidiaries. Competing providers may have greater financial resources than NCBE and offer services within and outside the market areas served by NCBE's subsidiaries.

STATUS OF NCBE AS A BANK HOLDING COMPANY

     NCBE is a legal entity separate and distinct from its subsidiaries, although the principal source of NCBE's cash revenues is dividends from its subsidiaries. The right of NCBE to participate in the assets of any subsidiary upon the subsidiary's liquidation, reorganization or otherwise will be subject to the claims of the subsidiary's creditors, which will take priority except to the extent that NCBE may itself be a creditor with a recognized claim. NCBE's principal source of funds is dividends received from its banking subsidiaries. Regulations limit the amount of dividends without prior approval. During 1998, the subsidiaries may pay approximately $3.3 million plus any 1998 net profits to NCBE without prior regulatory approval.

                           FORWARD-LOOKING STATEMENTS

     This document, and the documents that have been incorporated herein by reference (see, "WHERE YOU CAN FIND MORE INFORMATION" on page 58), include forward-looking statements about NCBE that are subject to risks and uncertainties. Forward-looking statements include the information concerning future results of operations of NCBE after the Merger, set forth under "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "RISK FACTORS" and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. For those statements, NCBE claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     NCBE and Bancorp participate in the financial services industry, which is characterized by competition and consolidation. You should understand that the factors discussed under "RISK FACTORS" on page 8, in addition to those discussed elsewhere in this document and the documents which are incorporated by reference, could affect the future financial results of NCBE and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document.

                                 SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

     This Proxy Statement/Prospectus is being furnished to holders of Bancorp's common stock, $100.00 par value per share ("Bancorp Common"), in connection with the solicitation of proxies by the Board of Directors of Bancorp for use at the Special Meeting to be held at the office of the Bank located at Third and Vine Streets, Vienna, Illinois, on September 24, 1998, at 11:00 a.m., local time, and at any adjournment or postponement thereof. At the Special Meeting, the shareholders of Bancorp will be asked to consider and vote upon the approval and adoption of the Agreement and Plan of Merger dated May 21, 1998 (the "Merger Agreement") with National City Bancshares, Inc. ("NCBE") relating to the merger (the "Merger") of Bancorp with and into NCBE.

RECORD DATE

     The Board of Directors of Bancorp has fixed July 31, 1998, as the record date for determining the shareholders of Bancorp entitled to receive notice of and to vote at the Special Meeting (the "Record Date"). As of the close of business on the Record Date, there were 4,264 shares of Bancorp Common issued and outstanding. Only holders of Bancorp Common of record at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. No shares of Bancorp Common can be voted at the Special Meeting, unless the record holder is present in person or represented by proxy at the Special Meeting.

VOTE REQUIRED

     The presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Bancorp Common entitled to vote on the Record Date, or 2,133 shares, is necessary to constitute a quorum at the Special Meeting. The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Bancorp Common, or 2,840 shares, is required to approve the Merger Agreement and the transactions contemplated thereby. Each holder of Bancorp Common is entitled to one vote per share of Bancorp Common held at the close of business on the Record Date.

VOTING AND REVOCATION OF PROXIES

     Proxies for use at the Special Meeting accompany this Proxy Statement/Prospectus. A shareholder may use his or her proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the Special Meeting. Shares of Bancorp Common represented by a proxy properly signed and returned to Bancorp at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the

Special Meeting in accordance with instructions thereon. If a proxy is properly signed and returned without voting instructions, any shares of Bancorp Common represented by such proxy will be voted FOR approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. Any proxy given pursuant to this solicitation may be revoked at any time before the vote on the matters to be considered at the Special Meeting by filing with the Secretary of Bancorp a written revocation or a duly executed proxy bearing a later date. All written notices of revocation and other communications with respect to revocation of Bancorp proxies should be addressed to 1st Bancorp Vienna, Inc., P.O. Box 35, Vienna, Illinois 62995,
Attention: Corporate Secretary. A holder of Bancorp Common who previously signed and returned a proxy and who elects to attend the Special Meeting and vote in person may withdraw his or her proxy at any time before it is exercised by giving notice of such revocation to the Secretary of Bancorp at the Special Meeting and voting in person by ballot at the Special Meeting; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.

     Bancorp intends to count holders of shares of Bancorp Common present in person at the Special Meeting but not voting, and holders of shares of Bancorp Common for which Bancorp has received proxies but with respect to which holders of shares have abstained, as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Brokers may give a proxy to vote the shares they hold in street name for customers who are the beneficial owners of such shares only if they receive specific instructions from such customers. Since the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Bancorp Common entitled to vote at the close of business on the Record Date is required to approve and adopt the Merger Agreement, abstentions and shares not voted or for which customers do not give specific voting instructions will have the effect of a vote against the Merger Agreement.

     If sufficient proxies are not obtained to approve and adopt the Merger Agreement, the persons named as proxies in the enclosed form of proxy intend to propose and vote for one or more adjournments or postponements of the Special Meeting to permit further solicitation of proxies voting in favor of the Merger Agreement. No proxy that is voted against the proposal to approve and adopt the Merger Agreement will be voted in favor of any such adjournment or postponement.

SOLICITATION OF PROXIES

     In addition to solicitation of proxies from shareholders of Bancorp Common by use of the mail, proxies also may be solicited personally or by telephone by directors, officers and employees of Bancorp, who will not be specifically compensated for such services.

     NCBE has agreed to bear the entire cost of printing this Proxy Statement/Prospectus and all filing fees paid to the Securities and Exchange

Commission (the "SEC") and other regulatory filing fees incurred in connection with the Merger.

                                   THE MERGER

GENERAL

     This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger, including the principal provisions of the Merger Agreement. The following information is qualified in its entirety by reference to the other information contained elsewhere in this Proxy Statement/Prospectus, including the Appendices hereto and the documents incorporated herein by reference. A copy of the Merger Agreement (excluding the Disclosure Schedule thereto) is attached hereto as Appendix A and is incorporated by reference in this Proxy Statement/Prospectus. Please refer to the Merger Agreement for a complete description of the terms of the Merger. Shareholders of Bancorp are urged to read the Merger Agreement in its entirety.

BACKGROUND OF THE MERGER

     The Board of Directors of Bancorp began a process several years ago to increase the retained earnings (undivided profit) account in order to either acquire other institutions or establish branches in different communities. The Board of Directors felt that for Bancorp to remain a viable institution, it should not remain as one facility with operations restricted to its immediate trade area. Several contacts were made pertaining to possible acquisitions, and a marketing firm was employed to research possible branching into other communities. Neither of these alternatives proved to be viable, because of the high prices that were being paid in acquisitions by other institutions, and because prime locations were not available for branches.

     As the Board of Directors was considering possible acquisitions and new branch locations, several approaches were made by institutions interested in discussing a possible acquisition of Bancorp. In early 1997, the Bancorp Board of Directors decided to begin looking seriously at possible acquisitions of Bancorp by other institutions. During 1997 and 1998, Bancorp discussed possible transactions proposed by three different financial institutions. These proposals were declined by the Bancorp Board of Directors for various reasons, including inadequacy of price and regulatory and market considerations associated with the proposed transactions.

     In early March 1998, an individual representing NCBE contacted Bancorp by telephone to discuss a possible acquisition. As a follow up to that contact, a meeting was held on March 17, 1998 to discuss the possibility of a merger between NCBE and Bancorp. Discussions that followed between NCBE and Bancorp led to a definitive acquisition proposal from NCBE, including a proposed definitive agreement.

     The Bancorp Board of Directors evaluated the NCBE proposal and other alternatives during March and April 1998. In its evaluation of the NCBE proposal, the Bancorp Board of Directors considered a number of different factors, including discounted cash flows of Bancorp, prices paid in recent acquisitions involving similar institutions measured as a multiple of earnings and book value of the acquired institution, prices paid by NCBE in prior transactions, the expected financial performance of NCBE after the acquisition, the effect of the acquisition on NCBE earnings per share, the net interest margin of Bancorp, market demographics, economies of scale, and capital in excess of regulatory requirements. After consideration of these and other factors, the Bancorp Board of Directors recommended further negotiation of the NCBE proposal, including a proposed adjustment to the number of NCBE Common shares to be exchanged for each Bancorp Common share in the Merger. The proposed definitive agreement, as modified through further negotiations between Bancorp and NCBE, was unanimously approved by the Bancorp Board of Directors.

REASONS FOR THE MERGER

     The Bancorp Board of Directors believes the Merger is in the best interests of Bancorp's shareholders and unanimously recommends that the shareholders vote "FOR" approval of the Merger Agreement. In negotiating the terms of the Merger and the Merger Agreement, and in formulating its recommendation that Bancorp shareholders approve the Merger Agreement, the Bancorp Board of Directors reviewed a number of factors with a view to maximizing shareholder value in the intermediate and long term. Among the factors considered by the Bancorp Board of Directors were, without limitation, the following:

     (1) the illiquidity of Bancorp's shares compared to the liquidity of the NCBE Common offered in the Merger;

     (2) the significant premium to be received by the holders of Bancorp shares relative to the historical book value of the Bancorp Common;

     (3) the scarcity of opportunities and intense price competition associated with potential acquisitions by Bancorp;

     (4) the ability of Bancorp shareholders to defer any tax liability associated with the increase in the value of their stock as a result of the Merger;

     (5) the historical earnings performance of NCBE and the performance of NCBE Common;

     (6)  NCBE's dividend payment history;

     (7) the compatibility of the respective business and community banking philosophies of NCBE and Bancorp relative to other potential acquirers;

     (8) the improved benefits offered to employees of Bancorp as a result of the Merger;

     (9) the return to Bancorp shareholders resulting from the Merger as compared to the return to Bancorp shareholders resulting from other strategic alternatives, including Bancorp remaining independent; and

    (10)  increasing costs of employment benefits and technology to Bancorp.

     The foregoing discussion of the information and factors considered by the Bancorp Board of Directors is not intended to be exclusive, but is believed to include all material factors and information considered. In reaching its decision to approve and recommend the Merger, the Bancorp Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to the various factors.

     After deliberating with respect to the Merger and other transactions contemplated by the Merger Agreement considering, among other things, the matters discussed above, the Bancorp Board of Directors unanimously (with all directors present) approved the Merger and adopted the Merger Agreement and the transactions contemplated thereby, as being in the best interests of Bancorp and its shareholders.

RECOMMENDATION OF BANCORP'S BOARD OF DIRECTORS

     For the reasons described above, the Board of Directors of Bancorp believes that the affiliation through the Merger of Bancorp with NCBE is in the best interest of Bancorp and its shareholders and in the best interest of the customers and communities that the Bank serves.

     THE BANCORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF BANCORP COMMON VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

CLOSING AND EFFECTIVE TIME

     The Merger Agreement provides that, unless otherwise agreed and assuming all conditions have been satisfied or waived, the closing of the Merger (the "Closing") will be held on the date fixed by agreement of NCBE and Bancorp as soon as practicable following the date on which all required approvals are received and any required waiting periods have expired.

     If the Merger Agreement is approved by the requisite vote of Bancorp shareholders, all other conditions of the Merger Agreement are satisfied or waived and the Closing is held, the Merger will become effective at the date and time (the "Effective Time") specified in the Articles of Merger that are required by the Merger Agreement to be filed with the Offices of the Secretaries of State of the States of Illinois and Indiana. It is presently contemplated that the Effective Time will occur during the third or fourth quarter of 1998. The Merger Agreement may be terminated by either party if, among other things, the Closing does not occur on or before December 31, 1998. See "--Termination and Waiver."

CONVERSION OF BANCORP COMMON

     As a result of the Merger, each share of Bancorp Common issued and outstanding immediately before the Effective Time, other than shares whose holders have properly exercised their dissenters' rights under the Illinois Business Corporation Act (the "Illinois Law"), will be converted into the right to receive NCBE's common shares, without par value ("NCBE Common"), and cash in lieu of fractional shares as specified in the Merger Agreement. The Merger Agreement provides that each eligible share of Bancorp Common will be converted into the right to receive shares of NCBE Common with an Average NCBE Value of not less than $2,480.00 and not more than $2,945.00. The actual number of shares of NCBE Common to be issued in the Merger will depend upon the Average NCBE Value, which is defined as the average of the means between the highest and lowest per share trading prices for NCBE Common as reported by the Nasdaq National Market for the ten (10) trading days on which NCBE Common is traded ended on the business day prior to the Closing. A trading day means a day on which at least 100 shares of NCBE Common are traded on the Nasdaq National Market.

     - If the Average NCBE Value is $40.00 to $47.50, each share of Bancorp Common will convert into 62 shares of NCBE Common.

     - If the Average NCBE Value is more than $47.50, each share of Bancorp Common will convert into shares of NCBE Common with an Average NCBE Value of $2,945.00.

     - If the Average NCBE Value is less than $40.00, each share of Bancorp Common will convert into shares of NCBE Common with an Average NCBE Value of $2,480.00.

EXAMPLE:      The number of shares of NCBE Common depends on the Average NCBE
Value, as follows:


If the Average      Then the     For an approximate value
  NCBE Value        exchange      (based on the Average
     is:            ratio is:        NCBE Value) of:
--------------      ---------    ------------------------
   $50.00            58.9000            $2,945.00
   $47.50            62.0000            $2,945.00
   $43.75            62.0000            $2,712.50
   $40.00            62.0000            $2,480.00
   $37.50            66.1333            $2,480.00


     The actual value of NCBE Common to be issued in the Merger cannot be determined at this time since it depends on trading prices reported before the Merger is closed. The last reported sales price on August 7, 1998 for NCBE Common as reported by the Nasdaq Stock Market was $36.75. If the Merger was closed on August 7, 1998, the Average NCBE Value would have been $38.06, and the exchange ratio would have been 65.1603 shares of NCBE Common for each share of Bancorp Common.

     No fractional shares of NCBE Common will be issued in the Merger. In lieu of fractional shares, holders of shares of Bancorp Common who would otherwise be entitled to a fractional share of NCBE Common (after taking into account all shares of Bancorp Common held by such holder) will be paid an amount in cash equal to the product of such fractional interest and the Average NCBE Value. The shares of NCBE Common to be issued in the Merger and cash paid in lieu of fractional interests is referred to as the "Merger Consideration."

PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion of Bancorp Common into the right to receive the Merger Consideration will occur by operation of law at the Effective Time. After the Effective Time, certificates that represented shares of Bancorp Common before the Effective Time will be deemed, for all corporate purposes other than the payment of dividends and other distributions on such shares, to evidence ownership of and entitlement to receive shares of NCBE Common. Within five (5) business days after the Effective Time, an exchange agent appointed by NCBE (the "Exchange Agent"), will send a transmittal letter and instructions to each record holder of certificates for Bancorp Common whose shares were converted into the right to receive the Merger Consideration, advising such holder of the number of shares of NCBE Common such holder is entitled to receive pursuant to the Merger Agreement, the amount of cash such holder is due in lieu of a fractional share of NCBE Common, and the procedures for surrendering Bancorp stock certificates in exchange for a certificate for the number of whole shares of NCBE Common, and a check for the cash amount (if any) such holder is entitled to receive in lieu of a fractional share. The letter of transmittal will also specify that delivery will be effected, and risk of loss and title to the certificates for Bancorp Common will pass, only upon proper delivery of the certificates for Bancorp Common to the Exchange Agent. The letter of transmittal will be in such form and have such other provisions as the Merger Agreement contains and as NCBE may reasonably specify. After the receipt by the Exchange Agent of a holder's certificates for Bancorp Common, together with a duly executed letter of transmittal and any other required documents, the Exchange Agent will deliver to such holder the Merger Consideration such holder is entitled to receive under the Merger Agreement. SHAREHOLDERS OF BANCORP ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL. Unless and until the certificates for Bancorp Common are surrendered, together with a duly executed letter of transmittal and any other required documents, dividends or other distributions on the shares of NCBE Common issuable with respect to such Bancorp Common, and cash payments for fractional shares which would otherwise be payable, will not be delivered to the holders of such certificates. In such a case, upon surrender of the certificates for Bancorp Common, together with a letter of transmittal duly executed and any other required documents, there will be delivered cash payment for fractional shares and any dividends or other distributions on such shares of NCBE Common with a record date following the Effective Time that became payable between the Effective Time and the time of such surrender. No interest on any such cash payment or dividends will accrue or be paid.

     If a certificate for Bancorp Common has been lost, the Exchange Agent will issue the Merger Consideration upon receipt of an affidavit as to such loss, and an indemnity agreement, if required by NCBE.

REGULATORY APPROVALS

     NCBE agreed, in the Merger Agreement, to file all regulatory applications to obtain the requisite regulatory approvals for the Merger. The Merger cannot proceed in the absence of such regulatory approvals.

     Although the Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), on July 22, 1998, the Federal Reserve Board waived such requirement in view of the need to obtain approval of the concurrent merger of the Bank into NCBE's subsidiary, Illinois One Bank, National Association ("IOB") from the Office of the Comptroller of the Currency ("OCC") under the Bank Merger Act, as amended (the "Merger Act").

     The BHC Act provides that the Federal Reserve Board may not approve any transaction (i) that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) the effect of which in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or that in any other manner would be in restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In conducting its review of any application for approval, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the company or companies and the banks concerned, and the convenience and needs of the communities to be served. Under the BHC Act as interpreted by the Federal Reserve Board and the courts, the Federal Reserve Board may deny any application if it determines that the financial or managerial resources of the acquiring bank holding company are inadequate.

     The merger of the Bank into IOB (the "Bank Merger") is subject to the approval of the OCC under the Merger Act. The OCC will evaluate the merger application under standards substantially the same as these applicable under the BHC Act (as described above).

     Separate approval from the Office of Banks and Real Estate of the State of Illinois will not be required; however, the Office of Banks and Real Estate will receive the OCC application and have an opportunity to provide comments to the OCC concerning it.

     The Bank Merger may not be consummated until 30 days following OCC approval, during which time the Department of Justice ("DOJ") may challenge the Bank Merger on antitrust grounds and seek the divestiture of certain assets and liabilities. With the approval of the OCC and the DOJ, the waiting period may be reduced to no less than fifteen days. The commencement of an antitrust action by the DOJ would stay the effectiveness of OCC approval of the Bank Merger unless a court specifically orders otherwise. In reviewing the Bank Merger, the DOJ could analyze the effect of the Bank Merger on competition differently than the OCC and, thus, it is possible that the DOJ could reach a different conclusion than the OCC regarding the competitive effects of the Bank Merger.

DISSENTERS' RIGHTS

     The rights of Bancorp shareholders who choose to dissent from the Merger are governed by the provisions of the Illinois Law. An excerpt of the Illinois Law (Sections 11.65 and 11.70) governing dissenters' rights is attached hereto as Appendix B.

     Pursuant to Section 11.70 of the Illinois Law, a shareholder may assert dissenters' rights only if the shareholder delivers to Bancorp prior to the vote taken with respect to the Merger at the Special Meeting a written demand for payment for his or her shares of Bancorp Common if the Merger is consummated and the shareholder does not vote in favor of the Merger.

     Within 10 days after the Effective Time, or 30 days after the shareholder delivers to Bancorp the written demand for payment, whichever is later, NCBE will send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of NCBE as to the estimated value of the shares of Bancorp Common, Bancorp's balance sheet as of the most recently completed fiscal year ending not earlier than sixteen months prior to delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and a commitment to pay the estimated value for the shares of Bancorp Common of the dissenting shareholder upon transmittal to NCBE of the certificates, or other evidence of ownership, with respect to such shares of Bancorp Common.

     If the dissenting shareholder does not agree with the opinion of NCBE as to the estimated value of the shares, the shareholder, within 30 days after the delivery of the statement of value, must notify NCBE in writing of his or her estimate of value and demand payment for the difference between the shareholder's estimate of value and the amount of the payment by NCBE. If, within 60 days from delivery to NCBE of the shareholder notification of estimate of value of the shares, NCBE and the dissenting shareholder have not agreed in writing upon the value of the shares of Bancorp Common, NCBE must either pay the difference in value demanded or file a petition in the circuit court of Johnson County, Illinois requesting the court to determine the fair value of the shares. NCBE must make all dissenters, whether or not residents of Illinois, whose demands remain unsettled parties to such proceeding and all parties will be served with a copy of the petition. Failure of NCBE to commence an action will not limit or affect the right of dissenting shareholders to otherwise commence an action as permitted by law. In an appraisal proceeding, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.

     Each dissenter made a party to an appraisal proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of the shares exceeds the amount paid by NCBE. The judgment will include an allowance for interest at such rate as the court may find to be fair and equitable from the Effective Time to the date of payment.

     The court, in an appraisal proceeding, will determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, but will exclude the fees and expenses of counsel and experts for any party. If the fair value of the shares as determined by the court materially exceeds the amount offered by NCBE, or if no offer was made, then all or any part of such expenses may be assessed against NCBE. If the amount by which any dissenter estimated the value of the shares materially exceeds the value as determined by the court, then all or any part of the costs may be assessed against the dissenter.

     If the holders of more than approximately 9% of the outstanding shares of Bancorp Common properly exercise their dissenters' rights, the Merger will not qualify as a pooling of interests for accounting and financial reporting purposes, which qualification is a condition to the obligation of NCBE to proceed with the Merger. See "-- Accounting Treatment".

     THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF THE ILLINOIS LAW RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS OF BANCORP, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE EXCERPTS FROM THE ILLINOIS LAW INCLUDED HEREIN AS APPENDIX B.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties of the parties. The representations and warranties made by NCBE relate to, among other things: (i) the organization and corporate power of NCBE, the authorization, execution and delivery of the Merger Agreement and the Merger Agreement's noncontravention of charter documents, material agreements, laws and regulations; (ii) the absence of any requirement to obtain the approval of NCBE's shareholders in connection with the Merger;
(iii) capitalization; (iv) the delivery and accuracy of reports filed by NCBE with the SEC under the Exchange Act; (v) the conformity of financial statements in such reports to generally accepted accounting principles ("GAAP"); (vi) the absence of any undisclosed material liabilities and any material adverse change in NCBE's financial condition, results of operations or business; (vii) the absence of any litigation, claim, investigation, or other proceeding which, if adversely determined, would have a material adverse effect; (viii) the authorization and nonassessability of the shares of NCBE Common to be issued in the Merger; (ix) the absence of any circumstances that would prevent the Merger from qualifying as a pooling of interests or as a reorganization for federal income tax purposes; and (x) the absence of any untrue statements or omissions of material fact on the part of NCBE in the Merger Agreement and related documents.

     The representations and warranties made by Bancorp relate to, among other things: (i) the organization and corporate power of Bancorp, the capitalization of Bancorp, the organization of the Bank, and the capitalization of the Bank; (ii) the authorization, execution and delivery of the Merger Agreement and the Merger Agreement's noncontravention of charter documents of Bancorp and the Bank; (iii) ownership and organization of subsidiaries; (iv) delivery of financial statements of the Bank and the conformity of such financial statements to GAAP; (v) the filing of tax returns and payment of taxes; (vi) contracts, commitments or other agreements in excess of $25,000 to which Bancorp or the Bank is a party; (vii) ownership of real estate; (viii) the absence of any material adverse change in the business financial condition, properties, results of operations or capitalization of Bancorp or the Bank; (ix) the absence of any litigation, claim, investigation or other proceeding which, if adversely determined, would have a material adverse effect on the business or financial condition of Bancorp or the Bank and the absence of any investigations, actions or other legal proceedings involving any director, officer or employee of Bancorp or the Bank; (x) insurance; (xi) substantial compliance with applicable laws and regulations; (xii) the absence of any obligation to pay broker's or finder's fees in connection with the Merger; (xiii) compliance of employee benefit plans with applicable laws, rules and regulations; (xiv) labor-related matters; (xv) the absence of knowledge of certain environmental related conditions or events; (xvi) the absence of enforcement actions and other regulatory related matters; (xvii) the absence of any circumstances that would prevent the Merger from qualifying as a pooling of interests or as a reorganization for federal income tax purposes; and (xviii) the absence of any untrue statements or omissions of material fact on the part of Bancorp in the Merger Agreement and related documents.

COVENANTS

     The Merger Agreement contains covenants that the parties will take or refrain from taking certain actions prior to the Effective Time. As to NCBE, these covenants include, among other things, agreements to: (i) file, at its sole expense, and prepare all regulatory applications required to consummate the Merger, keep Bancorp informed of the status of such applications; (ii) file a Registration Statement on Form S-4 with the SEC relating to the shares of NCBE Common to be issued in the Merger; (iii) use its best efforts to list the shares of NCBE Common to be issued in the Merger on the Nasdaq National Market;
(iv) provide Bancorp with access during regular business hours to books and records relating to NCBE's assets, properties, operations and liabilities; (v) not knowingly take any action that would adversely affect the ability to account for the Merger as a pooling of interests or to qualify as a reorganization for federal income tax purposes or that would adversely affect regulatory approval of the Merger; and (vi) take all actions necessary to cause IOB to approve a merger agreement with the Bank with respect to the Bank Merger and to approve the Bank Merger.

     The covenants made by Bancorp include, among other things, agreements by Bancorp and the Bank to: (i) conduct their business in the ordinary course, not default in any obligations under material contracts, maintain insurance and existing business organization and relationships, and comply with applicable laws; (ii) notify NCBE of any event that may have a material adverse effect on the financial condition, operations, business or assets of Bancorp and the Bank or would interfere with Bancorp's ability to satisfy any conditions to its obligation to consummate the Merger; (iii) not incur any obligation or liability other than in the ordinary course of business, amend any material contract, acquire any interest in another entity, sell or dispose of real property, expand or enhance its data processing system, make any loan, commitment or line of credit to a single borrower in excess of $1,000,000, make any capital expenditures except for repairs, renewals or replacements in excess of $25,000 individually or $100,000 in the aggregate, issue, sell, pledge or redeem any capital stock of Bancorp or the Bank, pay cash dividends on the Bancorp Common in excess of $0.27 per share, payable semi-annually in accordance with past practices, amend the articles of incorporation or by-laws or similar documents of Bancorp or the Bank, enter into or amend an employment agreement, pay any extraordinary bonus, establish any general increase in salaries, compromise or settle a tax claim, open a new office, close any existing office, or knowingly take any action that would adversely affect the ability to account for the Merger as a pooling of interests; (iv) not modify its practices relating to loans to directors, officers and employees; (v) not knowingly violate any laws, regulations, judgments or orders; (vi) maintain all books and records in accordance with GAAP; (vii) provide NCBE with access during regular business hours to books and records relating to Bancorp's and the Bank's assets, properties, operations and liabilities; (viii) provide NCBE with copies of certain reports to the Board of Directors of Bancorp or the Bank and monthly financial statements and confer with NCBE on the general status of ongoing operations; (ix) notify NCBE of any material change in operations or certain complaints, investigations or threatened litigation; (x) furnish NCBE with the information in Bancorp's possession that is required for any regulatory applications in connection with the Merger; (xi) obtain and deliver to NCBE at least 31 days prior to the Closing, an agreement from each person who may reasonably be deemed an "affiliate" of Bancorp for purposes of Rule 145 under the Securities Act, an agreement regarding compliance with Rule 145 and restricting transfers of NCBE Common following the Merger; (xii) cause a special meeting of Bancorp shareholders to be held and recommend approval of the Merger Agreement and the Merger; and (xii) take certain actions with respect to the Bank Merger.

CONDITIONS TO THE MERGER

     In addition to the approval of Bancorp shareholders, the obligations of both parties to consummate the Merger are subject to the satisfaction or waiver of certain other conditions, including, among others: (i) that all required regulatory approvals have been obtained; (ii) that no action or proceeding has been commenced to restrain the Merger; (iii) the absence of any notice from any governmental agency indicating that the Merger would violate any law; (iv) the effectiveness of the Registration Statement and the absence of a stop order with respect thereto; and (v) the absence of any developments outside of the control of NCBE that would prevent the Merger from qualifying as a tax-free reorganization.

     The obligation of NCBE to consummate the Merger is further conditioned on the following: (i) the continued accuracy in all material respects of the representations and warranties of Bancorp in the Merger Agreement, the performance or satisfaction in all material respects of all covenants to be performed by Bancorp under the Merger Agreement, and the absence of any material adverse change prior to the Closing in the business, assets, properties, financial condition or results of operations of Bancorp or the Bank; (ii) the receipt of opinions of counsel to Bancorp as to certain matters relating to Bancorp and the Merger; and (iii) the absence of any developments outside of the control of NCBE that would preclude the Merger from being accounted for as a pooling of interests.

     The obligation of Bancorp to consummate the Merger is further conditioned on the following: (i) the continued accuracy in all material respects of the representations and warranties of NCBE in the Merger Agreement, the performance or satisfaction in all material respects of all covenants to be performed by NCBE under the Merger Agreement and the absence of any material adverse change prior to the Closing in the business assets, properties, financial conditions of NCBE and its subsidiaries, taken as a whole; and (ii) the receipt of opinions of counsel to NCBE as to certain matters relating to NCBE and the Merger.

TERMINATION AND WAIVER

     The Merger Agreement may be terminated and the Merger abandoned prior to the Effective Time, before or after approval of the Merger Agreement by the Bancorp shareholders: (i) by mutual consent of Bancorp and NCBE; (ii) by Bancorp if Bancorp or its Board of Directors accepts or approves a "Competing Transaction"; (iii) by NCBE, if any of the conditions to its obligation to consummate the Merger have not been satisfied by December 31, 1998; or (iv) by Bancorp, if any of the conditions to its obligation to consummate the Merger have not been satisfied by December 31, 1998.

     Bancorp and NCBE may, by written instrument, amend or modify the Merger Agreement in whole or in part, or waive compliance with any of the covenants or conditions of the Merger Agreement, before or after approval of the Merger Agreement by the Bancorp shareholders, to the extent authorized by applicable law.

NO SOLICITATION; FEES AND EXPENSES

     The Merger Agreement prohibits Bancorp, the Bank and their officers, directors and representatives, from soliciting or authorizing the solicitation of inquiries or proposals from third parties regarding an acquisition of Bancorp, the Bank, or all or substantially all of their assets, unless Bancorp's Board of Directors has reasonably determined, based on the written advice of counsel, that the failure to do so would breach its fiduciary duties. The foregoing prohibition also extends to conducting discussions or negotiations with third parties or furnishing confidential information to any person relating to an acquisition proposal. Bancorp is required to communicate to NCBE the terms of any such proposal.

     Except as described below or as otherwise expressly provided in the Merger Agreement, each party is to pay its own fees and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated therein.

     Upon the occurrence of a Triggering Event, Bancorp is required to reimburse NCBE for all out-of-pocket expenses incurred by NCBE in connection with the transactions contemplated by the Merger Agreement up to a maximum of $150,000. "Triggering Event" means the termination of the Merger Agreement for any reason other than certain specified conditions to the Merger and the occurrence of any of the following events within six months: (i) Bancorp enters into an agreement with a third party for a Competing Transaction; (ii) the recommendation of a Competing Transaction by the Bancorp Board of Directors; or (iii) the withdrawal or modification of the recommendation of the Merger Agreement by the Bancorp Board of Directors following the announcement of a Competing Transaction. "Competing Transaction" means any of the following (other than the transactions contemplated by the Merger Agreement): (i) an offer for 25% or more of the outstanding capital stock of Bancorp or the Bank; (ii) a proposal for a merger, consolidation, share exchange, business combination or similar transaction involving Bancorp or the Bank; or (iii) a proposal for the sale, lease, exchange or other disposition of 25% or more of Bancorp's assets.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax consequences of the Merger to certain Bancorp shareholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger Agreement. The discussion does not address all aspects of federal income taxation that may be applicable to Bancorp shareholders in light of their status or personal investment circumstances, nor does it address the federal income tax consequences of the Merger that are applicable to Bancorp shareholders subject to special federal income tax treatment including, without limitation, foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their Bancorp Common pursuant to the exercise of employee stock options or otherwise as compensation. In addition, the discussion does not address the effect of any applicable state, local or foreign tax laws, or the effect of any federal tax laws other than those pertaining to the federal income tax. As a result, each Bancorp shareholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to such shareholder. The discussion assumes that shares of Bancorp Common are held as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) at the Effective Time.

     Subject to the conditions and assumptions described below, it is the opinion of Baker & Daniels, counsel to NCBE ("Counsel"), that, assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a reorganization for federal income tax purposes under Section 368(a) of the Code, with the following federal income tax consequences:

         (i) Bancorp shareholders will recognize no gain or loss as a result of the exchange of their Bancorp Common solely for shares of NCBE Common pursuant to the Merger, except with respect to cash received in lieu of fractional share interests, if any, as discussed below.

         (ii) The aggregate adjusted tax basis of the shares of NCBE Common received by each Bancorp shareholder in the Merger (including any fractional share of NCBE Common deemed to be received, as described in paragraph (iv) below) will be equal to the aggregate adjusted tax basis of the shares of Bancorp Common surrendered.

         (iii) The holding period of the shares of NCBE Common received by each Bancorp shareholder in the Merger (including any fractional share of NCBE Common deemed to be received, as described in paragraph (iv) below) will include the holding period of the shares of Bancorp Common exchanged therefor.

         (iv) An Bancorp shareholder who receives cash in lieu of a fractional share of NCBE Common will be treated as if the fractional share had been received by such shareholder in the Merger and then redeemed by NCBE in return for the cash amount. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of NCBE Common allocable to the fractional share.

         (v) Cash received by Bancorp shareholders exercising dissenters' rights will be treated as (a) a distribution in full payment of such shares, resulting in capital gain or loss, or (b) ordinary income, as the case may be, depending upon such shareholder's individual situation.

     Counsel's opinion is subject to certain conditions and customary assumptions and relies upon various representations made by NCBE, Bancorp and certain shareholders of Bancorp. If any of these representations or assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. Counsel's opinion is also based upon the Code, regulations proposed or promulgated thereunder, judicial precedent relating thereto, and current administrative rulings and practice, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. An opinion of counsel, unlike a private letter ruling from the Internal Revenue Service ("Service"), has no binding effect. The Service could take a position contrary to Counsel's opinion and, if the matter were litigated, a court could reach a decision contrary to the opinion. Neither

NCBE nor Bancorp has requested an advance ruling as to the federal income tax consequences of the Merger, and the Service is not expected to issue such a ruling.

     THE FOREGOING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SHAREHOLDERS OF BANCORP WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH SHAREHOLDER OF BANCORP SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of NCBE and Bancorp will be carried forward after the Effective Time into the consolidated financial statements of NCBE at their recorded amounts, the consolidated income of NCBE will include income of NCBE and Bancorp for the entire fiscal year in which the Merger occurs, the separately reported income of NCBE and Bancorp for prior periods will be combined and restated as consolidated income of NCBE, and no goodwill will be recognized.

     The Merger Agreement provides that a condition to NCBE's obligation to consummate the Merger is that there have been no developments outside the control of NCBE that would preclude the Merger from qualifying as a pooling of interests. As of the date of this Proxy Statement/Prospectus, NCBE and Bancorp are not aware of any existing facts or circumstances which would preclude the Merger from qualifying as a pooling of interests.

     The unaudited pro forma financial information contained in this Proxy Statement/Prospectus has been prepared using the pooling of interests accounting method to account for the Merger.

RESALE OF NCBE COMMON

     The shares of NCBE Common issuable pursuant to the Merger will be freely transferable under the Securities Act except for shares issued to any Bancorp shareholder who may be deemed to be an "affiliate" of NCBE for purposes of Rule 144 under the Securities Act or an "affiliate" of Bancorp for purposes of Rule 145 under the Securities Act. Persons who may be deemed to be affiliates of Bancorp or NCBE generally include individuals who, or entities which, control, are controlled by or are under common control with Bancorp or NCBE and will include directors and certain officers of Bancorp and NCBE and may include principal shareholders of Bancorp and NCBE, if any.

     Rules 144 and 145 under the Securities Act will restrict the sale of NCBE Common received in the Merger by affiliates and certain of their family members and related interests. Generally, during the first year following the Effective Time, those persons who are affiliates of Bancorp at the time of the Special Meeting, provided they are not affiliates of NCBE at or following the Effective Time, may publicly resell any NCBE Common received by them in the Merger, subject to certain limitations as to, among other things, the amount of NCBE Common sold by them in any three-month period and as to the manner of sale. After the one year period, such affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to NCBE as required by Rule 144 under the Securities Act.

     The ability of affiliates to resell shares of NCBE Common received in the Merger under Rule 144 or 145 under the Securities Act generally will be subject to NCBE's having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates also would be permitted to resell shares of NCBE Common received in the Merger that have been registered under the Securities Act or are exempt from the Securities Act registration requirements.

     Guidelines of the Commission regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. Guidelines of the Commission indicate further that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

     The Merger Agreement provides that Bancorp will obtain and deliver to NCBE an agreement from each person who may reasonably be deemed an affiliate of Bancorp providing that such affiliate will not transfer any shares of NCBE Common received in the Merger except in compliance with the Securities Act and in compliance with the requirements described in the preceding paragraph regarding the non-disposition of any shares of Bancorp Common or NCBE Common (or any interest therein) during the period commencing 30 days prior to the Effective Time through the date on which financial results covering at least 30 days of combined operations of NCBE and Bancorp after the Merger have been published.

     This Proxy Statement/Prospectus does not cover resales of shares of NCBE Common received by any person who may be deemed to be an affiliate of Bancorp or NCBE.

                             CONCURRENT BANK MERGER

     The Bank and IOB have entered into a Merger Agreement dated as of June 16, 1998 (the "Bank Merger Agreement") relating to the merger of the Bank with and into IOB (the "Bank Merger"). A form of the Bank Merger Agreement is attached as Exhibit A to the Merger Agreement (Appendix A to this Proxy Statement/Prospectus). The following information is qualified in its entirety by reference to the Bank Merger Agreement.

     Under the Bank Merger Agreement, the Bank will be merged into IOB, with IOB as the surviving bank. The Bank will thereafter be operated as a branch of IOB. The Merger Agreement has been approved by the Boards of Directors of the Bank and IOB and by Bancorp and NCBE as the sole shareholders of the Bank and IOB, respectively.

     The Bank Merger cannot be completed unless regulatory approval is obtained. See "THE MERGER -- Regulatory Approvals."

     It is expected that the Bank Merger will become effective concurrently with the Merger.

                             SELECTED FINANCIAL DATA

     The following tables present selected unaudited consolidated historical financial data for NCBE. The data presented is derived from the consolidated financial statements of NCBE and should be read in conjunction with the more detailed information and financial statements incorporated by reference in this Proxy Statement/Prospectus. See "WHERE YOU CAN FIND MORE INFORMATION."

                                NCBE - HISTORICAL
             (Dollar amounts other than per share data in thousands)

                                      Quarter Ended
                                        March 31,                            Year Ended December 31,
                                      --------------        ----------------------------------------------------------
                                     1998       1997           1997        1996       1995        1994        1993
                                     ----       ----           ----        ----       ----        ----        ----
SUMMARY OF OPERATIONS
Net interest income                $   13,903  $  12,528    $    51,995  $   48,606  $  44,433   $  39,933  $   38,010
Provision for loan losses                 229        366          1,891       2,704        399          78         736
                                   ----------  ---------    -----------  ----------  ---------   ---------  ----------
Net interest income after provision
     for loan losses                   13,674     12,162         50,104      45,902     44,034      39,855      37,274
Noninterest income                      2,714      2,533         10,088       8,606      7,117       5,209       6,707
Noninterest expense                     8,995      7,899         34,390      29,966     28,968      28,644      28,343
                                   ----------  ---------    -----------  ----------  ---------   ---------  ----------
Income before income taxes              7,393      6,796         25,802      24,542     22,183      16,420      15,638

Income taxes                            2,280      2,123          7,451       8,046      7,784       5,668       4,861
                                   ----------  ---------    -----------  ----------  ---------   ---------  ----------
Net income                         $    5,113  $   4,673    $    18,351  $   16,496  $  14,399   $  10,752  $   10,777
                                   ----------  ---------    -----------  ----------  ---------   ---------  ----------
                                   ----------  ---------    -----------  ----------  ---------   ---------  ----------
PER SHARE DATA

Net income
     Basic                         $     0.48  $    0.44    $      1.72  $     1.52  $    1.30   $    0.97  $     0.97
     Diluted                             0.47       0.43           1.69        1.52       1.30        0.97        0.97
Book value                              13.93      12.79          13.69       12.12      11.71       10.47       10.23
Cash dividends declared                  0.18       0.15           0.64        0.55       0.40        0.40        0.38

SUMMARY OF FINANCIAL
CONDITION

Total assets                       $1,496,247 $1,227,643     $1,298,260  $1,172,057 $1,081,921  $1,004,160  $  993,468
Securities                            320,679    290,894        279,328     282,894    258,895     268,103     269,098
Loans, net                          1,031,647    835,014        908,387     793,443    730,821     639,485     574,028
Deposits                            1,158,831    947,488        964,046     913,350    864,136     849,306     844,808
Shareholders' equity                  149,763    129,800        146,803     129,694    130,606     114,750     113,975

SELECTED FINANCIAL RATIOS

Net income to average assets             0.38%      0.40%          1.47%       1.48%      1.40%       1.09%       1.09%
Net income to average equity             3.55       3.62          13.42       12.89      11.74        9.39        9.79
Cash dividend payout ratio              37.85      34.05          36.74       37.05      30.05       36.77       31.65
Average equity to average assets        10.73      10.93          10.98       11.48      11.93       11.59       11.14

Weighted average shares (basic)    10,744,301 10,684,348     10,679,448  10,843,295 11,095,116  11,040,906  11,146,280
Weighted average shares (diluted)  10,893,547 10,803,886     10,832,943  10,843,295 11,095,116  11,040,906  11,146,280


             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following tables contain unaudited pro forma condensed consolidated financial statements including a balance sheet as of March 31, 1998, and statements of earnings for the three months ended March 31, 1998 and the years ended December 31, 1997, 1996, and 1995. These statements present information for NCBE and on a pro forma combined basis giving effect to the Merger (A) as of March 31, 1998 for all Other Pooling Acquisitions (as defined under "INFORMATION CONCERNING NCBE" -- "Recent Developments") and (B) for all prior periods, all Other Pooling Acquisitions except for the acquisitions of Downstate Banking Co. and Commonwealth Commercial Corp., which NCBE intends to account for as immaterial poolings. As further described in "INFORMATION CONCERNING NCBE" --"Recent Developments," NCBE consummated the Purchase Transactions in the first quarter. The Purchase Transactions are not individually or in the aggregate considered material to NCBE from a financial statement presentation standpoint, and the pro forma data does not include the Purchase Transactions (except to the extent they are reflected in NCBE's first quarter information). The data presented is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger or Other Pooling Acquisitions had been consummated prior to the periods indicated. The data presented should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Proxy Statement/Prospectus and with the unaudited pro forma financial statements included elsewhere in this Proxy Statement/Prospectus. See "WHERE YOU CAN FIND MORE INFORMATION," "SUMMARY COMPARATIVE HISTORICAL AND COMBINED PER SHARE DATA," "SELECTED FINANCIAL DATA," "INFORMATION CONCERNING BANCORP" and "INDEX TO BANCORP FINANCIAL STATEMENTS."

                                      NCBE
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998
                      (in thousands, other than share data)


                                                               NCBE and
                                                             Other Pooling                   Proforma
                                                 NCBE        Acquisitions      Bancorp     Adjustments        Total
                                              -----------    ------------    -----------   ------------    -----------
                  ASSETS

Cash and cash equivalents                     $    44,319    $     61,642    $       878                   $    62,520
Time deposits in banks                              1,391           5,410                                        5,410
Federal funds sold                                                 19,224          2,744                        21,968
Securities held to maturity                                         3,770          3,111                         6,881
Securities available for sale                     307,409         439,101         11,479                       450,580
Nonmarketable equity securities                    13,270          17,922                                       17,922
Loans                                           1,031,647       1,484,952         20,670                     1,505,622
Premises and equipment                             35,881          44,823            257                        45,080
Intangible assets                                  39,898          42,744                                       42,744
Other Assets                                       22,432          30,462            414                        30,876
                                              -----------    ------------    -----------   ------------    -----------
Total assets                                  $ 1,496,247    $  2,150,050    $    39,553   $               $ 2,189,603
                                              -----------    ------------    -----------   ------------    -----------
                                              -----------    ------------    -----------   ------------    -----------

                LIABILITIES

Deposits
   Noninterest-bearing demand                     138,591         232,834          3,437                       236,271
   Interest-bearing
      money market accounts                     1,020,240       1,467,326         30,783                     1,498,109
                                              -----------    ------------    -----------   ------------    -----------
              Total deposits                    1,158,831       1,700,160         34,220                     1,734,380
                                              -----------    ------------    -----------   ------------    -----------

Short-term borrowings                              51,516          57,952                                       57,952
Other borrowings                                   84,991         120,085                                      120,085
Guaranteed preferred beneficial interests
   in the Corporation's subordinated debenture     34,500          34,500                                       34,500
Dividends payable                                   1,935           1,935                                        1,935
Deferred income taxes                               4,109           4,213             28                         4,241
Other liabilities                                  10,602          16,022            343                        16,365
                                              -----------    ------------    -----------   ------------    -----------
Total liabilities                               1,346,484       1,934,867         34,591                     1,969,458
                                              -----------    ------------    -----------   ------------    -----------
Common stock owned by ESOP subject to
  put options                                                       4,186                       (4,186)(1)

                  EQUITY
Class A nonvoting preferred                                           361                         (361)(2)
Class B nonvoting preferred                                             9                           (9)(2)
Common stock                                       10,752          17,411            600            370(2)      18,381
Treasury stock                                                     (1,192)        (1,203)          2,395(3)
Capital surplus                                    79,969          89,966          2,534                        92,500
Unearned ESOP shares                                                (358)                                        (358)
Retained earnings                                  56,036         105,071          2,969        (2,395)(3)     105,645
Common stock owned by ESOP
   subject to put option                                          (4,186)                         4,186(1)
Unrealized gain (loss) on securities
  available for sale                                3,006           3,915             62                         3,977
                                              -----------    ------------    -----------   ------------    -----------
Total equity                                      149,763         210,997          4,962          4,186        220,145
                                              -----------    ------------    -----------   ------------    -----------
Total liabilities and equity                  $ 1,496,247    $  2,150,050    $    39,553                   $ 2,189,603
                                              -----------    ------------    -----------   ------------    -----------
                                              -----------    ------------    -----------   ------------    -----------


Proforma adjustment explanations:

(1) Shares of common stock held by the employee stock ownership plan ("ESOP") of Hoosier Hills Financial Corporation ("HHFC") subject to a put option will be exchanged for NCBE Common in the acquisition of HHFC. The ESOP plan will be terminated and common shares will be distributed to the participants.

(2) Preferred stock issued by Community First Financial, Inc. will be exchanged for 79,916 NCBE Common.

(3) Reflects the retirement of treasury shares reflected on the financial statements of Bancorp, HHFC and Illinois One Bancorp, Inc.

                                      NCBE
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THREE MONTHS ENDED MARCH 31, 1998
                      (in thousands, other than share data)


                                                               NCBE and
                                                                 Other
                                                                Pooling
                                                   NCBE       Acquisitions     Bancorp        Total
                                                -----------   -----------    -----------   -----------

Interest income
Interest and fees on loans                      $    21,656   $    32,670    $       475   $    33,145
Interest and dividends on securities                  4,057         5,708            225         5,933
Interest on federal funds sold                           37           291             33           324
Interest on other income                                 50           130                          130
                                                -----------   -----------    -----------   -----------
   Total interest income                             25,800        38,799            733        39,532
                                                -----------   -----------    -----------   -----------


Interest expense
Interest on deposits                                 10,047        15,432            350        15,782
Interest on short-term borrowings                     1,850         1,878                        1,878
Interest on other borrowings                                          551                          551
                                                -----------   -----------    -----------   -----------
   Total interest expense                            11,897        17,861            350        18,211
                                                -----------   -----------    -----------   -----------
Net interest income                                  13,903        20,938            383        21,321
Provision for loan losses                               229           393             11           404
                                                -----------   -----------    -----------   -----------
Net interest income after provision
  for loan losses                                    13,674        20,545            372        20,917
                                                -----------   -----------    -----------   -----------
Noninterest income
Trust income                                            483           483                          483
Service charges on deposit accounts                   1,081         1,687             42         1,729
Other service charges and fees                                         47                           47
Securities gains                                         68            65                           65
Other                                                 1,082         1,698              5         1,703
                                                -----------   -----------    -----------   -----------
   Total noninterest income                           2,714         3,980             47         4,027
                                                -----------   -----------    -----------   -----------
Noninterest expense
Salaries, wages, and other employee benefits          4,768         7,252            138         7,390
Occupancy expense                                     1,276         1,898             25         1,923
Other                                                 2,951         4,599             72         4,671
                                                -----------   -----------    -----------   -----------
   Total noninterest expense                          8,995        13,749            235        13,984
                                                -----------   -----------    -----------   -----------
Income before income taxes                            7,393        10,776            184        10,960

Income tax expense                                    2,280         3,228             57         3,285
                                                -----------   -----------    -----------   -----------
Net income                                      $     5,113   $     7,548    $       127   $     7,675
                                                -----------   -----------    -----------   -----------
                                                -----------   -----------    -----------   -----------


Earnings per share:
   Basic                                        $      0.48   $      0.48                  $      0.48
   Diluted                                      $      0.47   $      0.47                  $      0.47

Weighted shares:
   Basic                                         10,744,301    15,754,879                   16,036,870
   Diluted                                       10,893,547    15,904,125                   16,186,116

                                      NCBE
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THREE MONTHS ENDED MARCH 31, 1997
                      (in thousands, other than share data)


                                                               NCBE and
                                                                 Other
                                                                Pooling
                                                   NCBE       Acquisitions     Bancorp        Total
                                                -----------   -----------    -----------   -----------
Interest income
Interest and fees on loans                      $    18,103   $    27,517    $       469    $   27,986
Interest and dividends on securities                  4,282         5,943            219         6,162
Interest on federal funds sold                           39           226             24           250
Interest on other income                                 48           123                          123
                                                -----------   -----------    -----------   -----------
   Total interest income                        $    22,472   $    33,809    $       712   $    34,521
                                                -----------   -----------    -----------   -----------

Interest expense
Interest on deposits                                  8,436        13,135            324        13,459
Interest on short-term borrowings                                       3                            3
Interest on other borrowings                          1,508         1,997                        1,997
                                                -----------   -----------    -----------   -----------
   Total interest expense                             9,944        15,135            324        15,459
                                                -----------   -----------    -----------   -----------

Net interest income                             $    12,528   $    18,674    $       388   $    19,062

Provision for loan losses                               366           622             11           633
                                                -----------   -----------    -----------   -----------
Net interest income after provision for
  loan losses                                        12,162        18,052            377        18,429
                                                -----------   -----------    -----------   -----------
Noninterest income
Trust income                                            429           436                          436
Service charges on deposit accounts                     918         1,509             42         1,551
Securities gains                                        469           482                          482
Other                                                   717           979              5           984
                                                -----------   -----------    -----------   -----------
   Total noninterest income                           2,533         3,406             47         3,453
                                                -----------   -----------    -----------   -----------
Noninterest expense
Salaries, wages, and other employee benefits          4,557         6,706            134         6,840
Occupancy expense                                     1,088         1,606             20         1,626
Other                                                 2,254         3,464             66         3,530
                                                -----------   -----------    -----------   -----------
   Total noninterest expense                          7,899        11,776            220        11,996
                                                -----------   -----------    -----------   -----------

Income before income taxes                            6,796         9,682            204         9,886

Income tax expense                                    2,123         3,017             57         3,074
                                                -----------   -----------    -----------   -----------
Net income                                      $     4,673   $     6,665    $       147   $     6,812
                                                -----------   -----------    -----------   -----------
                                                -----------   -----------    -----------   -----------
Earnings per share:
   Basic                                        $      0.44   $      0.43                  $      0.43
   Diluted                                      $      0.43   $      0.43                  $      0.43
Weighted shares:
   Basic                                         10,684,348    15,388,594                    15,670,585
   Diluted                                       10,803,886    15,508,132                    15,790,123

                                      NCBE
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                        FOR YEAR ENDED DECEMBER 31, 1997
                      (in thousands, other than share data)


                                                               NCBE and
                                                                 Other
                                                                Pooling
                                                   NCBE       Acquisitions     Bancorp        Total
                                                -----------   -----------    -----------   -----------
Interest income
Interest and fees on loans                      $    78,139   $   117,704    $     1,919   $   119,623
Interest and dividends on securities                 17,057        23,922            890        24,812
Interest on federal funds sold                          218           893            113         1,006
Interest on other income                                214           570                          570
                                                -----------   -----------    -----------   -----------
   Total interest income                             95,628       143,089          2,922       146,011
                                                -----------   -----------    -----------   -----------
Interest expense
Interest on deposits                                 36,118        55,378          1,369        56,747
Interest on short-term borrowings                     3,165         3,257                        3,257
Interest on other borrowings                          4,350         6,814                        6,814
                                                -----------   -----------    -----------   -----------
   Total interest expense                            43,633        65,449          1,369        66,818
                                                -----------   -----------    -----------   -----------

Net interest income                                  51,995        77,640          1,553        79,193

Provision for loan losses                             1,891         2,646             42         2,688
                                                -----------   -----------    -----------   -----------
Net interest income after provision for
  loan losses                                        50,104        74,994          1,511        76,505
                                                -----------   -----------    -----------   -----------

Noninterest income
Trust income                                          1,927         1,927                        1,927
Service charges on deposit accounts                   3,981         6,200            187         6,387
Other service charges and fees                        2,631         2,770                        2,770
Securities gains                                        794           804                          804
Other                                                   755         1,863             21         1,884
                                                -----------   -----------    -----------   -----------
   Total noninterest income                          10,088        13,564            208        13,772
                                                -----------   -----------    -----------   -----------
Noninterest expense
Salaries, wages, and other employee benefits         19,479        28,657            583        29,240
Occupancy expense                                     4,611         6,735             86         6,821
Other                                                10,300        15,534            264        15,798
                                                -----------   -----------    -----------   -----------
   Total noninterest expense                         34,390        50,926            933        51,859
                                                -----------   -----------    -----------   -----------

Income before income taxes                           25,802        37,632            786        38,418

Income tax expense                                    7,451        11,229            245        11,474
                                                -----------   -----------    -----------   -----------
Net income                                      $    18,351   $    26,403    $       541   $    26,944
                                                -----------   -----------    -----------   -----------
                                                -----------   -----------    -----------   -----------

Earnings per share:
   Basic                                        $      1.72   $      1.75                  $      1.72
   Diluted                                      $      1.69   $      1.75                  $      1.70

Weighted shares:
   Basic                                         10,679,448    15,383,694                   15,665,685
   Diluted                                       10,832,943    15,537,189                   15,819,180

                                      NCBE
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                        FOR YEAR ENDED DECEMBER 31, 1996


                                                               NCBE and
                                                                 Other
                                                                Pooling
                                                   NCBE       Acquisitions     Bancorp        Total
                                                -----------   -----------    -----------   -----------
Interest income
Interest and fees on loans                      $    70,067   $   105,719    $     1,804   $   107,523
Interest and dividends on securities                 15,956        22,708            889        23,597
Interest on federal funds sold                          253           882             60           942
Interest on other income                                273           949                          949
                                                        ---           ---              -           ---
  Total interest income                              86,549       130,258          2,753       133,011
                                                     ------       -------          -----       -------
Interest expense
Interest on deposits                                 33,041        51,100          1,251        52,351
Interest on short-term borrowings                     2,277         2,381                        2,381
Interest on other borrowings                          2,625         4,654                        4,654
                                                      -----         -----              -         -----
  Total interest expense                             37,943        58,135          1,251        59,386
                                                     ------        ------          -----        ------

Net interest income                                  48,606        72,123          1,502        73,625
Provision for loan losses                             2,704         3,612             84         3,696
                                                      -----         -----             --         -----

Net interest income after provision
   for loan losses                                   45,902        68,511          1,418        69,929
                                                     ------        ------          -----        ------
Noninterest income
Trust income                                          1,748         1,818                        1,818
Service charges on deposit accounts                   3,650         5,892            158         6,050
Other service charges and fees                        2,358         2,581                        2,581
Securities gains                                         42            21                           21
Other                                                   808         1,656             28         1,684
                                                        ---         -----             --         -----
  Total noninterest income                            8,606        11,968            186        12,154
                                                      -----        ------            ---        ------
Noninterest expense
Salaries, wages, and other employee benefits         16,694        25,300            536        25,836
Occupancy expense                                     4,338         6,431             87         6,518
Other                                                 8,534        13,895            248        14,143
                                                      -----        ------            ---        ------
  Total noninterest expense                          29,966        45,626            871        46,497
                                                     ------        ------            ---        ------

Income before income taxes                           24,542        34,853            733        35,586

Income tax expense                                    8,046         1,102            216        11,318
                                                      -----        ------            ---        ------

Net income                                      $    16,496   $    23,751    $       517   $    24,268
                                                -----------   -----------    -----------   -----------
                                                -----------   -----------    -----------   -----------
Earnings per share:
  Basic                                         $      1.52   $      1.53                  $      1.53
  Diluted                                       $      1.52   $      1.53                  $      1.53

Weighted shares:
  Basic                                          10,843,295    15,547,541                   15,829,532
  Diluted                                        10,843,295    15,547,541                   15,829,532

                                      NCBE
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                        FOR YEAR ENDED DECEMBER 31, 1995


                                                               NCBE and
                                                                 Other
                                                                Pooling
                                                   NCBE       Acquisitions     Bancorp        Total
                                                -----------   -----------    -----------   -----------
Interest income
Interest and fees on loans                      $    62,308   $    93,993    $     2,549   $    96,542
Interest and dividends on securities                 15,085        23,079                       23,079
Interest on federal funds sold                          855         1,447                        1,447
Interest on other income                                596           820                          820
                                                -----------   -----------    -----------   -----------
   Total interest income                             78,844       119,339          2,549       121,888
                                                -----------   -----------    -----------   -----------

Interest expense
Interest on deposits                                 32,291        48,701          1,202        49,903
Interest on short-term borrowings                     1,218         1,401                        1,401
Interest on other borrowings                            902         2,363                        2,363
                                                -----------   -----------    -----------   -----------
   Total interest expense                            34,411        52,465          1,202        53,667
                                                -----------   -----------    -----------   -----------
Net interest income                                  44,433        66,874          1,347        68,221

Provision for loan losses                               399         1,095             43         1,138
                                                -----------   -----------    -----------   -----------

Net interest income after provision
  for loan losses                                    44,034        65,779          1,304        67,083
                                                -----------   -----------    -----------   -----------
Noninterest income
Trust income                                          1,503         1,608                        1,608
Service charges on deposit accounts                   2,959         5,123            151         5,274
Other service charges and fees                        1,814         1,973                        1,973
Securities gains (losses)                                26            37                           37
Other                                                   815         1,702                        1,702
                                                -----------   -----------    -----------   -----------
   Total noninterest income                           7,117        10,443            151        10,594
                                                -----------   -----------    -----------   -----------

Noninterest expense
Salaries, wages, and other employee benefits         16,577        24,893            860        25,753
Occupancy expense                                     4,062         5,937                        5,937
Other                                                 8,329        13,415                       13,415
                                                -----------   -----------    -----------   -----------
   Total noninterest expense                         28,968        44,245            860        45,105
                                                -----------   -----------    -----------   -----------

Income before income taxes                           22,183        31,977            595        32,572
Income tax expense                                    7,784        10,849            165        11,014
                                                -----------   -----------    -----------   -----------

Net income                                      $    14,399   $    21,128    $       430   $    21,558
                                                -----------   -----------    -----------   -----------
                                                -----------   -----------    -----------   -----------

Earnings per share:
   Basic                                        $      1.30   $      1.34                  $      1.34
   Diluted                                      $      1.30   $      1.34                  $      1.34

Weighted shares:
   Basic                                         11,095,116    15,799,362                   16,081,353
   Diluted                                       11,095,116    15,799,362                   16,081,353

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

     Shares of NCBE Common are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "NCBE". The following table sets forth the high and low sales prices of NCBE Common and cash dividends declared for the periods indicated. Prices and dividends have been adjusted to reflect stock dividends and splits. There is no established public trading market for the shares of Bancorp Common. Management of Bancorp is not aware of any transactions involving Bancorp Common that have occurred in the past two years except for two transactions. In the third quarter of 1996, 30 shares were sold at $1,300 per share and in the second quarter of 1997, Bancorp repurchased 400 shares for $1,100 per share.


                                       NCBE Common                                        Bancorp Common
                            -------------------------------------               ---------------------------------------
                                                          Cash                                                Cash
                                                        Dividends                                           Dividends
                            Low            High         Declared                Low            High         Declared
                            ---            ----         ---------               ---            ----         --------

1996
First Quarter         $    21.54     $    27.10         $  0.11                 --              --             --
Second Quarter             25.17          26.76            0.14 1/2             --              --        $   15.00
Third Quarter              25.17          26.42            0.15 1/2       $ 1,300.00      $ 1,300.00           --
Fourth Quarter             25.40          28.57            0.15                 --              --            20.00

1997
First Quarter              27.86          32.26            0.15 1/4             --              --             --
Second Quarter             30.24          40.24            0.15 1/4         1,100.00        1,100.00          20.00
Third Quarter              38.57          41.67            0.15 1/4             --              --             --
Fourth Quarter             40.00          51.19            0.18                 --              --            22.00

1998
First Quarter              38.50          45.50            0.18                 --              --             --
Second Quarter             37.00          45.00            0.18                 --              --            22.00
Third Quarter (1)          36.19          40.63             --                  --              --             --

------------
(1)   Through August 7, 1998.

     On May 21, 1998, the last trading day before the public announcement of the proposed acquisition, the closing sale price of NCBE Common was $37.625 per share. Based upon the per share price of NCBE Common on such date, the equivalent per share price of Bancorp Common would have been $2,480.00. The equivalent per share price for Bancorp Common is calculated by multiplying the specified closing sale price of NCBE Common by the number of shares of NCBE Common to be issued for each share of Bancorp Common in the Merger. The foregoing illustration assumes that each share of Bancorp Common was converted into 65.9136 shares of NCBE Common.

     On August 7, 1998, the closing sale price of NCBE Common was $36.75 per share. If the Merger was closed August 7, 1998, the Average NCBE Value would have been $38.06 and the exchange ratio would have been 65.1603 shares of NCBE Common for each share of Bancorp Common.

     As of July 31, 1998, there were 2,227 and 68 holders of record of NCBE Common and Bancorp Common, respectively.

     Both NCBE and Bancorp depend upon dividends from their financial institution subsidiaries to pay dividends to their shareholders. The ability of the financial institution subsidiaries to pay such dividends is limited by applicable banking laws and regulations.

     Shareholders of Bancorp are advised to obtain current market quotations for NCBE Common.

                           INFORMATION CONCERNING NCBE

BUSINESS

     NCBE was organized in 1985 to act as a bank holding company for The National City Bank of Evansville ("NCB"), which remains NCBE's principal banking subsidiary. As of July 30, 1998, NCBE owned 13 commercial banks, including NCB, one savings bank, a leasing subsidiary and a property management company. As of March 31, 1998, NCBE had total consolidated assets of $1.5 billion, total loans of $1.0 billion, total deposits of $1.2 billion and total shareholders' equity of $149.8 million. NCBE's financial institution subsidiaries provide a wide range of banking services from 47 locations in the tri-state area of Indiana, Kentucky, and Illinois surrounding Evansville, Indiana.

RECENT DEVELOPMENTS

     The following is a brief description of the three acquisitions that NCBE has completed since December 31, 1997:

     MAYFIELD BRANCH. On January 8, 1998, NCBE's subsidiary, First Kentucky Bank, through an affiliate acquired the Mayfield, Kentucky Branch of Republic Bank & Trust Company. First Kentucky Bank assumed deposit liabilities of $65.7 million in consideration of a deposit premium of $4.6 million. First Kentucky Bank also purchased the office facility and certain loans of the branch.

     BANK OF ILLINOIS IN MT. VERNON. On March 6, 1998, NCBE acquired Vernois Bancshares, Inc., the holding company for Bank of Illinois in Mt. Vernon ("BOI"), an Illinois banking corporation with three offices in Mount Vernon, Illinois. NCBE paid $27.5 million in cash for all of the outstanding stock of the holding company. As of December 31, 1997, BOI had total assets of $163.5 million, net loans of $109.3 million and total deposits of $127.7 million. The acquisition was accounted for using the purchase method of accounting and the results of operations of BOI will be included in NCBE's consolidated results of operations from the date of acquisition.

     The acquisitions of the Mayfield Branch and BOI are collectively referred to as the "Purchase Transactions".

     ILLINOIS ONE BANK, NATIONAL ASSOCIATION. On May 31, 1998, NCBE acquired Illinois One Bancorp., Inc. ("IOBI"), the holding company for Illinois One Bank, National Association ("IOB"), a national banking association with offices in Shawneetown, Elizabethtown and Golconda, Illinois. NCBE issued 572,737 shares of NCBE Common in the transaction. The acquisition was accounted for using the pooling of interests method of accounting. As of March 31, 1998, IOB had total assets of $87.8 million, and total shareholders' equity of $10.9 million.

     The following is a brief description of pending acquisitions. The pending acquisitions, together with the IOBI acquisition, are collectively referred to as the "Other Pooling Acquisitions."

     TRIGG COUNTY FARMERS BANK. NCBE is a party to an Agreement and Plan of Merger dated February 11, 1998, with Trigg Bancorp, Inc. ("TBI"), the holding company for Trigg County Farmers Bank ("TCFB"), a Kentucky banking corporation, which has three offices in Cadiz, Kentucky. The agreement relates to the acquisition of TBI in a merger transaction in which up to 736,278 shares of NCBE Common would be issued. As of March 31, 1998, TCFB had total assets of $97.4 million and total shareholders equity of $8.6 million. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the third quarter of 1998.

     COMMUNITY FIRST BANK OF KENTUCKY AND COMMUNITY FIRST BANK, N.A. NCBE is a party to an Agreement and Plan of Merger dated March 9, 1998, with Community First Financial, Inc. ("CFF"), the holding company for Community First Bank of Kentucky, a Kentucky banking corporation, which has two offices in Warsaw and Dry Ridge, Kentucky, and Community First Bank, National Association, a national banking association, which has six offices in Maysville, May's Lick and Mount Olivet, Kentucky and Aberdeen and Ripley, Ohio. The agreement relates to the acquisition of CFF in a merger transaction in which up to 1,441,862 shares of NCBE Common would be issued to shareholders of CFF. As of March 31, 1998, CFF's subsidiary banks had total assets of $135.2 million and total shareholders' equity of $12.7 million. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the third quarter of 1998.

     THE RIPLEY COUNTY BANK. NCBE is a party to an Agreement and Plan of Merger dated April 21, 1998, with Hoosier Hills Financial Corporation ("HHFC"), the holding company for The Ripley County Bank ("RCB"), an Indiana banking corporation, which has offices in Milan, Osgood, and Versailles, Indiana. The agreement relates to the acquisition of HHFC in a merger transaction in which up to 775,625 shares of NCBE Common (subject to increase under certain circumstances, at NCBE's election) would be issued. As of March 31, 1998, RCB had total assets of $109.5 million, net loans of $85.6 million, total deposits of $86.8 million and total shareholders' equity of $11.4 million. The acquisition is subject to the approval of the shareholders of HHFC and the Federal Reserve. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the third or fourth quarter of 1998.

     PRINCETON FEDERAL BANK, FSB. NCBE is a party to an Agreement and Plan of Reorganization dated May 22, 1998 with Princeton Federal Bank, fsb ("PFB"), a federal savings bank, with a single office in Princeton, Kentucky. The agreement relates to the acquisition of PFB in a transaction in which PFB would merge with an interim subsidiary of NCBE, and approximately 201,000 shares of NCBE Common would be issued. As of March 31, 1998, PFB had total assets of $32.3 million and total shareholders equity of $4.4 million. The acquisition is subject to regulatory approval and the approval of shareholders of PFB. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the third or fourth quarter of 1998.

     BANK OF CRITTENDEN. NCBE is a party to an Agreement and Plan of Merger dated June 30, 1998 with Commonwealth Commercial Corp. ("CCC"), the holding company for Bank of Crittenden ("BC"), a Kentucky banking corporation, which has one office in Crittenden, Kentucky. The agreement relates to the acquisition of CCC in a merger transaction in which approximately to 209,000 shares of NCBE Common would be issued. As of March 31, 1998, BC had total assets of $25.9 million, net loans of $18.4 million, total deposits of $22.1 million and total shareholders' equity of $2.6 million. The acquisition is subject to the approval of the Federal Reserve. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the fourth quarter of 1998.

     DOWNSTATE NATIONAL BANK. NCBE is a party to an Agreement and Plan of Merger dated July 9, 1998, with Downstate Banking Co. ("DBC"), the holding company for Downstate National Bank ("DNB"), which has one office in Brookport, Illinois. The agreement relates to the acquisition of DBC in a merger transaction in which approximately 101,250 shares of NCBE Common would be issued. DNB would concurrently merge into and become a branch of NCBE's subsidiary, Illinois One Bank, National Association. As of March 31, 1998, DNB had total assets of $21.9 million, net loans of $12.7 million, total deposits of $19.6 million and total shareholders' equity of $2.0 million. The acquisition is subject to the approval of the Office of the Comptroller of the Currency. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the fourth quarter of 1998.

     THE PROGRESSIVE BANK, NATIONAL ASSOCIATION. NCBE is party to an Agreement and Plan of Merger dated July 14, 1998, with Progressive Bancshares, Inc. ("PBI"), the holding company for The Progressive Bank, National Association ("TPB"), which has four offices in Lexington, Lawrenceburg and Owingsville, Kentucky. The agreement relates to the acquisition of PBI in a merger transaction in which approximately 975,700 shares of NCBE Common would be issued. As of March 31, 1998, TPB had total assets of $142.9 million, net loans of $114.5 million, total deposits of $125.7 million, and total shareholders' equity of $11.1 million. The acquisition is subject to regulatory approval and the approval of the shareholders of PBI. The acquisition is expected to qualify for the pooling of interest method of accounting. The parties expect to close the merger in the fourth quarter of 1998.

     The following is a description of a recent securities offering:

     TRUST PREFERRED OFFERING. On March 30, 1998, NCBE Capital Trust I (the "Trust"), an affiliate of NCBE, completed a $34.5 million public offering of its cumulative trust preferred securities. The Trust used the proceeds of the public offering and funds from NCBE to purchase $35.6 million principal amount of subordinated debentures to be issued by NCBE. NCBE used the net proceeds from the sale of its subordinated debentures to repay indebtedness incurred in the acquisitions of VBI discussed above.

YEAR 2000 ISSUE

     The Year 2000 poses a unique set of challenges to industries reliant on information technology. As a result of methods employed by early programmers, many software applications and operational programs may be unable to distinguish the year 2000 from the year 1900. If not effectively addressed, this problem could result in the production of inaccurate data, or, in the worst cases, the inability of the systems to continue to function altogether. Financial institutions are particularly vulnerable due to the industry's dependence on electronic data processing systems.

     NCBE is committed to a plan for achieving Year 2000 compliance. Management believes that the expenditures required to bring systems into compliance will not have a materially adverse effect on NCBE's performance. However, the Year 2000 problem is pervasive and complex and can potentially affect any computer process. Accordingly, no assurance can be given that Year 2000 compliance can be achieved without additional unanticipated expenditures and uncertainties that might affect future financial results.

     NCBE and its banking subsidiaries are subject to examination with respect to their Year 2000 compliance by various state and federal agencies, including the Federal Reserve Board, the OCC, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, and state banking agencies. If NCBE does not maintain at least its current "satisfactory" rating with respect to its Year 2000 compliance efforts, action on regulatory applications seeking approval of acquisitions may be delayed until the rating is improved. There can be no assurance that Year 2000 compliance issues will not delay the consummation of pending acquisitions or future acquisitions or otherwise adversely affect NCBE's ability to continue to grow through acquisition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of NCBE Common beneficially owned as of the Record Date by (i) each person or group of persons known to NCBE to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of NCBE Common and (ii) each director and executive officer of NCBE. Also set forth below is such information adjusted for the Merger (assuming the issuance of 302,134 shares of NCBE Common). Except as otherwise noted, each person or group identified below holds sole voting and sole investment power with respect to the shares identified as beneficially owned.


                                          Beneficial Ownership               Beneficial Ownership
                                          Prior to the Merger                  After the Merger
                                          -----------------------            ----------------------
Name                                      Shares          Percent            Shares         Percent
----                                      ------          -------            ------         -------

Janice L. Beesley                          60,734(1)            *             60,734             *
Michael F. Elliott                        340,895(2)           3.0%          340,895            2.8%
Susanne R. Emge                            24,580(3)            *             24,580             *
Donald G. Harris                           12,095               *             12,095             *
H. Ray Hoops                                1,015               *              1,015             *
Robert A. Keil                             57,443(4)            *             57,443             *
John D. Lippert                            71,797(5)            *             71,797             *
Ronald G. Reherman                          9,105(6)            *              9,105             *
Curtis D. Ritterling                        2,651(7)            *              2,651             *
Laurence R. Steenberg                      29,402(8)            *             29,402             *
Richard F. Welp                             4,154(9)            *              4,154             *
Stephen C. Byelick, Jr.                       216(7)            *                216             *
All directors and executive               613,901(10)          5.4%          613,901            5.0%
  officers as a group (12 persons)

------------
*      Less than 1%.

(1) Includes 28,218 shares with sole voting and investment power, 28,106 shares with sole voting and investment power by spouse and 4,410 shares that may be purchased pursuant to options exercisable within 60 days.

(2) Includes 251,813 shares with sole voting and investment power; 19,262 shares with shared voting and investment power with spouse; 20,819 shares with sole voting and investment power by spouse; and 3,248 shares held by a trust with shared voting and investment power; and 45,753 shares subject to options exercisable within 60 days.

(3) Includes 2,028 shares with sole voting and investment power; 14,899 shares with shared voting and investment power with spouse; and 7,658 shares with sole voting and investment power by spouse.

(4) Includes 11,720 shares with shared voting and investment powers with spouse; and 45,753 shares subject to options exercisable within 60 days. (5) Includes 15,695 shares with sole voting and investment power; 8,274 shares with sole voting and investment power by spouse; and 47,828 shares subject to options exercisable within 60 days.

(6) Includes 3,401 shares with sole voting and investment power; and 5,704 shares with shared voting and investment power with spouse.

(7)   Shares voting and investment power for all shares with spouse.

(8) All shares are held in trust for a limited partnership of which Mr. Steenberg is a general partner with sole voting and investment power.

(9) Includes 1,960 shares with sole voting and investment power; and 2,194 shares with shared voting and investment power with spouse.

(10)  Includes 143,744 shares subject to options exercisable within 60 days.

                         INFORMATION CONCERNING BANCORP

BUSINESS

     Bancorp was incorporated under the laws of the State of Illinois on February 4, 1986 to serve as a bank holding company for the Bank. The Bank is a state banking association that commenced business in 1957. The business of Bancorp consists solely of the ownership, supervision and control of the Bank. The Bank has one banking office in Vienna, Illinois. As of March 31, 1998, Bancorp had, on a consolidated basis, total assets of $39.6 million, loans net of unearned discount of $20.7 million, total deposits of $34.2 million, and stockholders' equity of $5.0 million. Bancorp employed 13 full-time employees as of March 31, 1998.

     The Bank is a full-service community bank that offers banking services to commercial and residential customers throughout southern Illinois. Such banking services include commercial, real estate, and personal loans; money market accounts; and checking, savings, and time deposit accounts. The lending portion of the Bank's business relates primarily to the activities of small- to medium-sized businesses, local community residences, and other consumer purposes.

     The Bank is subject to competition from major banking institutions as well as other financial institutions in its principal service area, such as savings and loan associations, insurance companies, credit unions, and finance companies.

     Bancorp is subject to supervision, regulation, and examination by the Federal Reserve Board and the Bank is subject to supervision, regulation, and examination by the Commissioner of Banks and Real Estate and the Federal Deposit Insurance Corporation. The deposits of the Bank are insured by the Bank Insurance Fund (BIF) of the Federal Deposit Insurance Corporation.

SELECTED FINANCIAL DATA OF BANCORP

     The selected consolidated data as of and for the two years ended December 31, 1997 and 1996 have been derived from financial statements audited by independent public accountants, whose report can be found elsewhere in this Proxy Statement/Prospectus. This data should be read in conjunction with Bancorp's Consolidated Financial Statements and the Notes thereto and "--Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                              Quarter Ended                             Year Ended
                                                March 31,                              December 31,
(Dollar amounts other than            -------------------------------         ------------------------------
per share data in thousands)              1998                1997               1997              1996
                                      -----------          ----------         -----------       ------------

Net interest income                   $        383         $       388        $      1,553      $      1,502
Provision for loan losses                       11                  11                  42                84
Noninterest income                              47                  47                 208               186
Noninterest expense                            235                 220                 933               871
  Income before income taxes                   184                 204                 786               733
Income taxes                                    57                  57                 245               216
  Net income                          $        127         $       147        $        541      $        517
      Per Common Share
Basic Earnings                        $      29.78         $     31.52        $     122.48      $     110.85
Book value                                1,163.70            1,071.40            1,133.44          1,045.24
Cash dividend declared                           -                   -               42.00             35.00


                                              Quarter Ended                             Year Ended
                                                March 31,                              December 31,
(Dollar amounts other than            -------------------------------         ------------------------------
per share data in thousands)              1998                1997               1997              1996
                                      -----------          ----------         -----------       ------------

      Totals

Loans                                 $     20,966         $    20,840        $     20,937      $     21,279
Allowance for loan losses                      296                 304                 315               282
Securities                                  14,590              13,725              13,992            13,169
Total assets                                39,553              38,024              38,670            37,166
Deposits                                    34,220              32,681              33,377            31,837
Stockholders' equity                         4,962               4,997               4,833             4,875
      Selected Financial Ratios
Net income to average assets                  .32%                .39%               1.41%             1.42%
Net income to average equity                  2.56                2.97               11.20             10.95
Cash dividend payout                             -                   -               33.09             31.53
Average equity to average assets             12.68               13.16               12.62             13.00
Tangible equity to tangible assets           12.68               13.28               12.63             13.42
Total capital to risk weighted assets        25.06               25.33               24.48             24.31
      Other Data
Weighted average shares                      4,264               4,664               4,417             4,664
Risk weighted assets                  $     19,797         $    19,727        $     19,745      $     20,052


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     INTRODUCTION. The following discussion and analysis is intended to review the significant factors affecting the financial condition and results of operations of Bancorp for the three months ended March 31, 1998 and the two-year period ended December 31, 1997. It provides a more comprehensive review of factors not otherwise apparent from the consolidated financial statements of Bancorp alone. Reference should be made to those consolidated financial statements and the selected financial data presented elsewhere herein for an understanding of the following review.

COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1998 AND DECEMBER 31, 1997

     Bancorp's total assets increased by $1.5 million, or 4.05%, from $37.2 million at December 31, 1996 to $38.7 million at December 31, 1997. Total assets increased by $883,000, or 2.28%, to $39.6 million as of March 31, 1998.

     Total net loans decreased by approximately $375,000 during the year ended December 31, 1997. Net loans totaled $20.6 million and $21.0 million at December 31, 1997 and 1996, respectively. The decrease in net loans during the year ended December 31, 1997 is primarily due to a decrease in agricultural real estate loans. For the three months ended March 31, 1998, total net loans increased by $48,000 to $20.7 million. This increase was primarily attributable to increases in the residential and agricultural real estate and consumer loan portfolios, partially offset by decreases in the areas of non-real estate commercial and agricultural loans and commercial real estate loans.

     The allowance for loan losses totaled $296,000, $315,000, and $282,000 at March 31, 1998, December 31, 1997 and December 31, 1996, respectively. The allowance for loan losses as a percentage of non-performing loans was 56.06%, 115.81%, and 216.92% as of March 31, 1998, December 31, 1997 and December 31,
1996, respectively. During 1997, net loan charge-offs amounted to $9,000. An additional provision of $42,000 was made during the year. During the three months ended March 31, 1998, net loan charge-offs amounted to $30,000, while an additional provision of $11,000 was also made during the period. The determination of the allowance for loan losses is based on management's analysis, performed on a periodic basis, of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions. Although management believes its allowance for loan losses is adequate, there can be no assurance that additional allowances will not be required or that losses on loans will not be incurred.

     At March 31, 1998, the ratio of non-performing loans to total loans was 2.52%, as compared to 1.30% at December 31, 1997, and 0.61% at December 31, 1996. The increase in the ratio is primarily due to increases in the amounts of loans 90 days or more past due in the real estate and commercial areas. At December 31, 1997, the ratio of the allowance for loan losses to total loans was 1.50%, as compared to 1.33% at December 31, 1996. The increase in this ratio was due to the $42,000 provision to the allowance during 1997 which was deemed necessary due to an increase in nonperforming loans. At March 31, 1998, the ratio of the allowance for loan losses to total loans had decreased to 1.41%.

     At March 31, 1998 and December 31, 1997, Bancorp's investment portfolio included investment securities classified as available for sale carried at market values of $11.5 million and $11.8 million, respectively. The balance of Bancorp's investment portfolio at March 31, 1998 and December 31, 1997 consisted of securities classified as held to maturity totaling $3.1 million and $2.2 million, respectively.

     At March 31, 1998, deposits increased to $34.2 million from $33.4 million at December 31, 1997. As of December 31, 1997, deposits increased to $33.4 million from $31.8 million at December 31, 1996 for a net increase of 4.83%. The increase in deposits was primarily attributable to the Bank's ongoing efforts to competitively attract deposits.

     Time deposits at December 31, 1997 included approximately $2.0 million of deposits with balances of $100,000 or more that mature within one year. Such time deposits are inherently risky because their continued presence in the Bank is often dependent solely upon the rates paid by the Bank rather than any customer relationship and, therefore, are likely to be withdrawn upon maturity if another institution offers higher interest rates. The Bank may be required to resort to other funding sources such as borrowing or sales of its securities held available for sale if the Bank believes that increasing its rates to maintain such deposits would adversely affect its operating results. At this time, the Bank does not believe that it will need to significantly increase its deposit rates to maintain such certificates of deposit, and, therefore, does not anticipate resorting to alternative funding sources.

     Historically, Bancorp has not made significant use of borrowings. At March 31, 1998 and December 31, 1997, Bancorp had no outstanding borrowings.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996, AND THE PERIODS ENDED MARCH 31, 1998 AND 1997

     NET INCOME ANALYSIS. Bancorp's net income for the year ended December 31, 1997 was $541,000, as compared to $517,000 for the year ended December 31, 1996. The increase in net income was due primarily to increases in net interest income and non-interest income, aided by a decrease in the provision for loan loss expense. These items were partially offset by increases in non-interest expense and the provision for income taxes.

     For the three months ended March 31, 1998 and March 31, 1997, net income was $127,000 and $147,000, respectively. The decrease was due primarily to an increase in non-interest expense and a decrease in net interest income.

     NET INTEREST INCOME. Net interest income is the largest component of earnings and is affected by the volume of the sources and uses of funds, the respective rates earned and paid on those funds, the mix of those funds, and the volume of nonperforming assets. Bancorp's net interest income increased approximately 3.20% to $1.6 million on a tax-equivalent basis for the year ended December 31, 1997. The net yield on interest-earning assets, which is calculated by dividing tax-equivalent net interest income by average interest-earning assets, was 4.39% in 1997, as compared to 4.47% in 1996. Bancorp's yield on interest-earning assets increased to 8.12% in 1997 from 8.05% in 1996, while the cost of funds increased to 4.60% in 1997 from 4.46% in 1996. The increase in net yield on interest-earning assets was primarily attributable to increases in the average rate earned on loans and investment securities in 1997 as compared to 1996.

     During the year ended December 31, 1997, increases in the average volume of loans resulted in an increase in interest income of $62,000. This increase was accompanied by a $61,000 increase in interest income due to net increases in the average volume of investment securities and federal funds sold. Changes in interest rates on the average volume of investment securities, federal funds sold, and loans increased interest income by $45,000. Increases in the average volume of time deposits resulted in an increase in interest expense of $88,000, which was accompanied by a $4,000 increase due to changes in the average volume of demand and savings deposits. Changes in interest rates on the average volume of interest-bearing demand deposits and time deposits increased interest expense by $26,000. The net effect of the volume and rate changes associated with all categories of interest-earning assets during the year ended December 31, 1997 increased interest income by $168,000 compared to the year ended December 31, 1996, while the net effect of the volume and rate changes associated with all categories of interest-bearing liabilities increased interest expense by $118,000.

     Net interest income on a tax-equivalent basis was $400,000 for the three-month period ended March 31, 1998, a 0.50% decrease from the same period of 1997. On a tax-equivalent basis, interest income increased by $24,000 for the three-month period ended March 31, 1998 and interest expense increased by $26,000. The decrease in net interest income was primarily attributable to the level of interest-bearing liabilities at March 31, 1998 increasing at a higher rate than interest-earning assets, as compared to the corresponding period in 1997.

     PROVISION FOR LOAN LOSSES. The provision for loan losses charged to expense was $42,000 for the year ended December 31, 1997, compared to $84,000 for the year ended December 31, 1996. The increase in the provision expense is a result of management's intention to increase the allowance for loan losses to a sufficient level based upon the level of nonperforming loans in the loan portfolio.

     The provision for loan losses was $11,000 for both the three months ended March 31, 1998 and the three months ended March 31, 1997.

     The allowance for loan losses is maintained at a level considered adequate to provide for potential losses. The provision for loan losses is based on a periodic analysis considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, and payment experience. In addition to the allowance for losses on identified problem loans, an overall unallocated allowance is established to provide for unidentified credit losses inherent in the portfolio. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

     Management believes the allowance for loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the allowance for loan losses. Such agencies may require Bancorp to increase the allowance for loan losses based on their judgments and interpretations about information available to them at the time of their examinations.

     NON-INTEREST INCOME. Bancorp's non-interest income was $208,000 for the year ended December 31, 1997, as compared to $186,000 for the year ended December 31, 1996. This increase is due primarily to a $29,000 increase in service charges collected from customers, partially offset by a $7,000 net decrease in various other income items.

     Non-interest income for the three months ended March 31, 1998 was $47,000, remaining at the same level as compared to the same period in 1997.

     NON-INTEREST EXPENSE. Non-interest expense increased 7.12% to $933,000 for the year ended December 31, 1997, as compared to $871,000 for the year ended December 31, 1996. This increase resulted from a $47,000 increase in salaries and employee benefits, and net increases of $15,000 in other expense items.

     Non-interest expense totaled $235,000 for the three months ended March 31, 1998 as compared to $220,000 for the three months ended March 31, 1997. The components of the increase between the two periods were a $4,000 increase in salaries and employee benefits, a $5,000 increase in net occupancy expense, and a net increase of $6,000 in other expense items.

     INCOME TAXES. Bancorp recorded income tax expense of $245,000 for the year ended December 31, 1997 and $216,000 for the year ended December 31, 1996. The effective income tax rates were 31.17% and 29.47% for the years ended December 31, 1997 and 1996, respectively. A factor which affected the increase in the effective rate was Bancorp's net income becoming subject to payment of state income tax during 1997.

     Income taxes of $57,000 were recorded for both the three months ended March 31, 1998 and the three months ended March 31, 1997.

     LIQUIDITY. The role of liquidity is to ensure funds are available to meet depositors' withdrawal and borrowers' credit demands while at the same time maximizing profitability. This is accomplished by balancing changes in demand for funds with changes in the supply of those funds. Liquidity to meet the demand is provided by maturing assets, short-term liquid assets that can be converted to cash and the ability to attract funds from external sources, principally depositors.

     The Bank has a number of sources of funds to meet liquidity needs on a daily basis. An increase in loans affects liquidity as the repayment of principal and interest are a daily source of funds. The deposit base, consisting of consumer and commercial deposits and large dollar denomination ($100,000 and over) certificates of deposit, is another source of funds. The majority of these deposits are from long-term customers and are a stable source of funds. The Bank has no brokered deposits. Federal funds purchased also provide an available source of liquidity, although this source is seldom needed.

     Other sources of funds available to meet daily needs include the sales of securities under agreements to repurchase. Also, the Bank is authorized to borrow from correspondent banks to supplement their supply of lendable funds and to meet deposit withdrawal requirements. There were no outstanding borrowings as of December 31, 1997 or March 31, 1998.

     Bancorp's liquidity depends primarily on the dividends paid to it as the sole shareholder of the Bank.

     CAPITAL ADEQUACY. Bancorp's total stockholders' equity was $5.0 million, $4.8 million, and $4.9 million at March 31, 1998, December 31, 1997 and December 31, 1996, respectively. From December 31, 1997 to March 31, 1998, equity capital increased $129,000 as a result of net income of $127,000 and a net unrealized gain on securities available for sale of $2,000. From December 31, 1996 to December 31, 1997, equity capital decreased by $42,000 as a result of net income of $541,000 and a net unrealized gain on securities available for sale of $36,000, offset by cash dividends of $179,000, and the purchase of treasury stock for $440,000.

     Bank holding companies and their subsidiary banks are required to meet certain risk based capital ratios by the applicable regulatory authorities. These risk based ratios measure the relationship of capital to risk weighted assets, which are the sum of on and off balance sheet amounts for various assets and commitments, adjusted by various risk weightings prescribed by the regulatory authorities.

     At December 31, 1997, the Bank's tier 1 and total risk based capital ratios were 24.07% and 25.32%, respectively. These ratios exceed the minimum 4.0% and 8.0% ratios prescribed by the regulators. A minimum leverage ratio, based upon tier 1 capital and average total assets, supplements the risk based capital ratios. The minimum leverage ratio is

3.0%; however, most banks are required to maintain a minimum in excess of that amount. The Bank's leverage ratio was 12.71% at December 31, 1997. Further details regarding regulatory capital requirements and the capital ratios of the Bank are contained in Note 12 to the consolidated financial statements. Bancorp and the Bank exceed all regulatory capital ratios required to be categorized as well-capitalized.

     RETURN ON EQUITY AND ASSETS

     The following table presents various key financial ratios for the years ended December 31:


                                                             1997         1996
                                                            ------        -----

Return on average assets                                      1.41%        1.42%
Return on average stockholders' equity                       11.20%       10.95%
Dividend payout ratio                                        33.09%       31.53%
Average equity to average assets ratio                       12.62%       13.00%



     RISK MANAGEMENT. Bancorp's management objective in structuring the balance sheet is to maximize the return on stockholders' equity while minimizing the associated risks. The major risks involved in the banking industry are market, credit, and liquidity risks. The following is a discussion of Bancorp's management of those risks.

     Market Risk Management. Bancorp's management believes its loan and investment portfolios are sufficiently diversified to minimize the effect of a downturn in any particular industry or market. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' abilities to honor their contractual obligations is dependent upon the agribusiness economic sector in its geographic lending area. Commercial and agricultural loans as of December 31, 1997 totaled $3.0 million, or 13.94% of the loan portfolio. Residential real estate loans at December 31, 1997 totaled $9.7 million, or 45.87% of the loan portfolio, while other real estate loans totaled $5.1 million, or 24.27%, of the loan portfolio. Loans to consumers totaled $3.4 million, or 15.92%, of the loan portfolio as of December 31, 1997. The commercial and agricultural loan portfolio, which includes loans made primarily to businesses located in southern Illinois and served by the Bank, is generally secured by business assets such as farm equipment, crops, inventory, accounts receivable, and equipment.

     As of December 31, 1997, the total investment portfolio was $14.0 million. Of this portfolio, approximately 59.07% is comprised of U.S. Treasury and government agency issues, approximately 13.54% is comprised of state and municipal issues, and the remaining portion is comprised of mortgage-backed securities and other securities.

     Credit Risk Management. The risks Bancorp's management assumes in providing credit products to customers are fundamental to its business operations. Credit risk management includes defining an acceptable level of risk and return, establishing policies and procedures to govern the credit process, and maintaining a thorough portfolio review function. Credit policies are ultimately the responsibility of Bancorp's Board of Directors and, as such, are reviewed and approved by the Board of Directors. Of equal importance in this risk management process are the ongoing monitoring procedures performed by management.

     Nonperforming loans represented 2.52% of total loans as of March 31, 1998, as compared to 1.30% and 0.61% at December 31, 1997 and 1996, respectively. Bancorp owned no other real estate at March 31, 1998, December 31, 1997, or December 31, 1996.

     Liquidity Risk Management. Liquidity is a measurement of Bancorp's ability to meet the borrowing needs and the deposit withdrawal requirements of its customers. Bancorp actively manages the composition of its assets and liabilities to maintain the appropriate level of liquidity in the balance sheet. Management is guided by regularly reviewed policies when determining the appropriate portion of total assets which should be comprised of readily marketable assets available to meet future liquidity needs.

     IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of Bancorp's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on Bancorp's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

     OTHER MATTERS

     As with all providers of financial services, Bancorp's operations are heavily dependent on information technology systems. Bancorp is addressing the potential problems associated with the possibility that the computers that control or operate Bancorp's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Bancorp is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

     As of the date of this statement, Bancorp has not identified any specific expenses that are reasonably likely to be incurred by Bancorp in connection with this issue and does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that Bancorp is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make its current systems, programs and equipment year 2000 compliant, Bancorp's net earnings and financial condition could be adversely affected.

     In addition to possible expense related to its own systems, Bancorp could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in the Bank's primary market area. Because the Bank's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Bank's primary market area is not significantly dependent upon one employer or industry, the Bank does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

     IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     Accounting for Transfers and Servicing of Financial Assets. In June, 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. Specific criteria are established for determining when control has been surrendered in the transfer of financial assets. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Subsequent to the issuance of SFAS No. 125, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers for one year the effective date of SFAS No. 125 as applies to secured borrowings and collateral and certain other transactions. Bancorp has adopted the relevant provisions of the statement during 1997, and will adopt the provisions of the statement which become effective in 1998 at that time. The provisions of the statement adopted in 1997 did not have a material effect on Bancorp's financial position or operating results, and management does not currently believe that the future adoption of additional provisions of this statement will have such an effect.

     Earnings per Share. In February, 1997, the FASB issued SFAS No. 128, "Earnings per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. The statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the two computations. This statement is effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. Bancorp has adopted SFAS No. 128 effective for the year ended December 31, 1997.

     Comprehensive Income. In June, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. The provisions of this statement are reflected in the accompanying financial statements.

     Disclosures about Segments of an Enterprise and Related Information. In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The management of Bancorp plans to adopt the appropriate provisions of the statement during 1998 as applicable, and does not currently believe that the future adoption of this statement will have a material effect on Bancorp's financial position or operating results.

     Employer's Disclosure about Pensions and Other Postretirement Benefits. In February, 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits. This statement is effective for financial statements for periods beginning after December 15, 1997. The management of Bancorp plans to adopt the appropriate provisions of the statements at January 1, 1998, and does not currently believe that the future adoption of this statement will have a material effect on Bancorp's financial position or operating results.

     Accounting for Derivative Instruments and Hedging Activities. On June 15, 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 established a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. FAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarters subsequent to June 15, 1998. Upon the statement's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of FAS 133. Adoption of FAS 133 is not expected to have a material financial statement impact on Bancorp.

OTHER DATA

     DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY, AND INTEREST RATES

     The following table shows the condensed average balance sheets for the periods presented. Also shown are the average yield on each category of interest-earning assets and the average rate paid on interest-bearing liabilities for each of the periods presented.

     AVERAGE BALANCES AND RATES - TAXABLE EQUIVALENT BASIS

(Dollars in Thousands)

                                            1997                          1996                          1995
                                --------------------------    --------------------------    --------------------------
                                Average            Average    Average            Average    Average            Average

                                Balances  Interest   Rate     Balances  Interest   Rate     Balances  Interest   Rate
                                --------  --------   ----     --------  --------   ----     --------  --------   ----
Interest-earning assets (1)(2)
Loans                           $21,136   $1,925     9.11%    $20,441   $1,811     8.86%    $17,901   $1,495     8.35%

Securities
  Taxable                        11,603      784     6.76      11,689      783     6.70      12,955      914     7.06
  Tax exempt                      1,988      161     8.10       1,998      161     8.06       2,041      165     8.08

Federal funds sold                2,026      113     5.58         844       60     7.11         809       39     4.82
                                -------    -----     ----     -------    -----    -----     -------    -----    -----

Total interest-earning
 assets                          36,753    2,983     8.12      34,972    2,815     8.05      33,706    2,613     7.75
                                           -----     ----                -----    -----                -----    -----

Non-earning assets,
 less allowance for
 loan losses                      1,517                         1,356                         1,622
                                  -----                         -----                         -----

Total assets                    $38,270                       $36,328                       $35,328
                                -------                       -------                       -------
                                -------                       -------                       -------

Interest-bearing
 liabilities

Deposits:  Demand               $ 7,713      239     3.10     $ 7,599      235     3.09     $ 7,248      227     3.13
           Savings                3,404      103     3.03       3,373      102     3.02       3,333      100     3.00
           Time                  18,672    1,027     5.50      17,063      914     5.36      16,779      873     5.20
Federal funds
 purchased and
 securities sold
 under agreements
 to repurchase                        -        -                    -        -                   87        2     2.30
                                -------    -----    -----     -------    -----    -----     -------    -----    -----

Total interest bearing
 liabilities                     29,789    1,369     4.60      28,035    1,251     4.46      27,447    1,202     4.38
                                           -----     ----                -----    -----                -----    -----

Non-interest bearing
 liabilities
Demand deposits                   3,053                         2,931                         2,886
Other                               599                           639                           539
                                -------                       -------                       -------

Total liabilities                33,441                        31,605                        30,872

Stockholders' equity              4,829                         4,723                         4,456
                                -------                       -------                       -------

Total liabilities
 and stockholders'
 equity                         $38,270                       $36,328                       $35,328
                                -------                       -------                       -------
                                -------                       -------                       -------
Net interest income                       $1,614                        $1,564                        $1,411
                                          ------                        ------                        ------
                                          ------                        ------                        ------
Net interest spread                                  3.52%                         3.59%                         3.37%
                                                     ----                         -----                         -----
                                                     ----                         -----                         -----
Net yield on interest-
 earning assets                                      4.39%                         4.47%                         4.19%
                                                     ----                         -----                         -----
                                                     ----                         -----                         -----
Ratio of average interest-
 earning assets to average
 interest-bearing liabilities                      123.38%                       124.74%                       122.80%

                                                   ------                        ------                        ------

(1) Average balances include nonaccrual loans. The income on such loans is included in interest income and is recognized only upon receipt.

(2) Nontaxable investment and loan income presented on a fully tax-equivalent basis, assuming a tax rate of 34%. The tax effect resulted in an increase in interest income of $61,000, $62,000, and $64,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     RATE/VOLUME ANALYSIS

     The following table sets forth the changes in net interest income due to changes in rates (computed on a taxable equivalent basis) and changes in volume for 1997 and 1996. Taxable equivalent rates are based on a 34% tax rate. The change in interest due to both rate and volume has been allocated to the change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.

     TAXABLE EQUIVALENT RATE/VOLUME ANALYSIS

(Dollars in Thousands)

                                                     1997/1996                              1996/1995
                                         ---------------------------------      ---------------------------------
                                             Increase (Decrease) due to             Increase (Decrease) due to
                                         ---------------------------------      ---------------------------------
                                         Net Change     Rate        Volume      Net Change     Rate        Volume
                                         ----------     ----        ------      ----------     ----        ------

Interest income
Loans                                    $    114     $    52     $    62       $   316      $    95     $   221
Securities:
  Taxable                                       1           7          (6)         (131)         (45)        (86)
  Tax exempt                                    -           1          (1)           (4)           -          (4)
Federal funds sold                             53         (15)         68            21           19           2
                                          -------      -------    --------       -------      -------    --------

Total interest income                    $    168     $    45     $   123       $   202      $    69     $   133
                                          -------      -------    --------       -------      -------    --------

Interest expense

Deposits:  Demand                        $      4     $     1     $     3       $     8      $    (3)    $    11
             Savings                            1           -           1             2            1           1
             Time                             113          25          88            41           26          15
Federal funds purchased
 and securities sold under
 agreements to repurchase                       -           -           -            (2)           -          (2)
                                          -------      -------    --------       -------      -------    --------
Total interest expense                   $    118     $    26     $    92       $    49      $    24     $    25
                                          -------      -------    --------       -------      -------    --------

Net interest income                      $     50     $    19     $    31       $   153           45     $   108
                                          -------      -------    --------       -------      -------    --------
                                          -------      -------    --------       -------      -------    --------


     Securities

     The carrying value of securities is summarized as follows:


(In Thousands)


                                                      March 31,       December 31,     December 31,
                                                        1998               1997             1996
                                                      ---------       ------------     ------------
U. S. Treasury and government
 agencies                                            $    8,283       $    8,265       $    5,733
Obligations of states and political
 subdivisions                                             2,814            1,894            1,887
Mortgage-backed securities                                3,493            3,833            5,299
Other debt securities                                         -                -              250
                                                       --------         --------        ---------

                                                     $   14,590       $   13,992       $   13,169
                                                       --------         --------         --------
                                                       --------         --------         --------

   The expected maturity distribution and weighted average rates on a tax equivalent basis of securities at December 31, 1997 and March 31, 1998 follows:

(Dollars in Thousands)


                                                                     December 31, 1997
                                    -------------------------------------------------------------------------------------
                                                            After One But        After Five But
                                      Within One Year     Within Five Years     Within Ten Years       After Ten Years
                                    -----------------     ------------------    -----------------     -----------------
                                    Amount    Yield       Amount    Yield        Amount    Yield       Amount     Yield
                                    ------    -----       ------   -------       -------   ------      ------     -----

 U. S. Treasury and
  government agencies               $  500     6.01%      $3,001     6.23%        $4,763     6.44%      $ --         --%
 Obligations of states and
 political subdivisions                 82     7.22          475     7.49          1,137     7.74        200       8.58
 Mortgage-backed securities            627     6.23        2,247     7.18            856     7.21        104       7.49
                                    ------    -----       ------    -------       -------   ------      ------     -----

                                    $1,209     6.20%      $5,723     6.71%        $6,756     6.76%      $304       8.22%
                                    ------    -----       ------    -------       -------   ------      ------     -----
                                    ------    -----       ------    -------       -------   ------      ------     -----




                                                                     March 31, 1997
                                    -------------------------------------------------------------------------------------
                                                            After One But        After Five But
                                      Within One Year     Within Five Years     Within Ten Years       After Ten Years
                                    -----------------     ------------------    -----------------     --------------------
                                     Amount    Yield        Amount    Yield        Amount    Yield        Amount     Yield
                                    --------   -----       --------   -----       --------   -----       --------    -----
   U. S. Treasury and
    government agencies             $1,752    6.83%       $2,503     6.21%       $3,528     6.38%      $  500      3.46%
   Obligations of states and
    political subdivisions             335    7.22           475     7.73         1,488     7.34          516      6.43
   Mortgage-backed securities          518    6.15         2,223     6.84           649     7.21          103      7.44
                                    ------    -----       ------   -------       -------   ------      ------     -----

                                    $2,605    6.76%       $5,201     6.61%       $5,665     6.73%      $1,119      5.18%
                                    ------    -----       ------   -------       -------   ------      ------     -----
                                    ------    -----       ------   -------       -------   ------      ------     -----



The above expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

     LOAN PORTFOLIO

     Bancorp's primary source of income is interest on loans. The following table sets forth the composition of the loan portfolio at March 31, 1998, December 31, 1997 and December 31, 1996:


(Dollars in Thousands)

                                              March 31,                 December 31,                December 31,
                                                1998                        1997                        1996
                                         -------------------         -------------------         -------------------
                                         Amount      Percent         Amount      Percent         Amount      Percent
                                         -------     -------         -------     -------         -------     -------

Commercial, financial
 and agricultural                        $ 2,421      11.40%         $ 2,956     13.94%          $ 2,947       13.67%
Real Estate - Construction                   132       0.62              124      0.58               127        0.59
Real Estate - Commercial                   2,737      12.89            2,890     13.63             2,785       12.91
Real Estate - Agricultural                 2,228      10.49            2,134     10.06             2,632       12.20
Real Estate - Residential                 10,122      47.66            9,726     45.87             9,565       44.36
Consumer                                   3,597      16.94            3,375     15.92             3,509       16.27
                                         -------     -------         -------    -------          -------     -------

Total Gross Loans                        $21,237     100.00%       $  21,205    100.00%          $21,565      100.00%

Less - Unearned income                       271                          268                         286
      - Allowance for loan losses            296                          315                         282
                                         -------                      -------                     -------

Total Loans, Net                         $20,670                      $20,622                     $20,997
                                         -------                      -------                     -------
                                         -------                      -------                     -------


     The following tables present the amount of commercial, financial and agricultural loans, and construction and development loans, at December 31, 1997 and March 31, 1998, maturing in the periods indicated. Also shown are the amounts due after one year classified according to sensitivity to changes in interest rates.


(In Thousands)

                                                            December 31, 1997
                            --------------------------------------------------------------------------------------
                                             Over
                                           One Year                                   Rate Structure for Loans
                             One Year       Through       Over Five                    Maturing over One Year
                              or Less     Five Years        Years        Total      Predetermined     Adjustable
                             --------     ----------      ---------     --------    -------------     ----------
Commercial, financial
 and agricultural            $  2,587      $     346      $     23      $ 2,956       $    369          $    --
Real Estate - Construction        124             --            --          124             --               --
                             --------     ----------      ---------     --------    -------------     ----------

                             $  2,711      $     346      $     23      $ 3,080       $    369          $    --
                             --------     ----------      ---------     --------    -------------     ----------
                             --------     ----------      ---------     --------    -------------     ----------



                                                             March 31, 1998
                            --------------------------------------------------------------------------------------
                                             Over
                                           One Year                                   Rate Structure for Loans
                             One Year       Through       Over Five                    Maturing over One Year
                              or Less     Five Years        Years        Total      Predetermined     Adjustable
                             --------     ----------      ---------     --------    -------------     ----------
Commercial, financial
 and agricultural            $  2,017      $     376      $     28      $ 2,421       $    404          $    --
Real Estate - Construction        132             --            --          132             --               --
                             --------     ----------      ---------     --------    -------------     ----------

                             $  2,149      $     376      $     28      $ 2,553       $    404          $     -
                             --------     ----------      ---------     --------    -------------     ----------
                             --------     ----------      ---------     --------    -------------     ----------


     NONPERFORMING LOANS AND ASSETS

     Nonperforming loans, which include nonaccrual loans, restructured loans, and loans 90 days or more past due, but still accruing interest, were approximately $528,000, $272,000, and $130,000 as of March 31, 1998, December
31, 1997, and December 31, 1996, respectively. Nonperforming assets include nonperforming loans and other real estate. There was no other real estate owned at March 31, 1998, December 31, 1997, or December 31, 1996. Bancorp's ratios of nonperforming assets to total assets were 1.33%, 0.70%, and 0.35% as of March 31, 1998, December 31, 1997, and December 31, 1996, respectively.

     It is generally Bancorp's policy to discontinue the accrual of interest on loans when principal or interest is due and has remained unpaid for 90 days or more, unless the loan is well secured and in the process of collection. If interest on nonaccrual loans had been accrued, such income would have amounted to $2,000 for the year ended December 31, 1997. Bancorp did not receive or recognize interest income on nonaccrual loans for the year ended December 31, 1997.

     In addition to the nonperforming loans discussed above, there were loans for which payments were current or less than 90 days past due where the borrowers were experiencing significant financial difficulties, which amounted to $812,000 at December 31, 1997. These loans are monitored by management and considered in determining the level of the allowance for loan losses.

     The following schedule summarizes nonaccrual loans past due 90 days or more and still accruing, restructured loans, and other real estate owned at March 31, 1998, December 31, 1997 and December 31, 1996:

(In Thousands)

                                                      March 31,       December 31,     December 31,
                                                        1998               1997             1996
                                                     ----------       -----------      -----------
Nonaccrual loans                                     $        -       $       23       $      61
Loans contractually past due 90 days
 or more and still accruing                                 528              249              69
Restructured loans                                            -                -               -
                                                              -                -               -
                                                     ----------       -----------      -----------
Total nonperforming loans                            $      528       $      272       $     130
Other real estate                                             -                -               -
                                                              -                -               -
                                                     ----------       -----------      -----------
Total nonperforming assets                           $      528       $      272       $     130
                                                     ----------       -----------      -----------
                                                     ----------       -----------      -----------

     ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is a valuation allowance established to provide for loans which may not be paid in their entirety. The allowance is increased by provisions charged to expense and decreased by loan charge-offs, net of recoveries of previously charged-off loans. Loans are charged off by management when deemed uncollectible. The allowance for loan losses as a percentage of nonperforming loans was 56.06%, 115.81%, and 216.92% as of March 31, 1998, December 31, 1997, and December 31, 1996, respectively.

     The following table summarizes Bancorp's loan loss experience for the three months ended March 31, 1998 and the last two years ended December 31:


(In Thousands)

                                                      March 31,       December 31,     December 31,
                                                        1998               1997             1996
                                                     ----------       -----------      -----------
Loans, net of unearned income:
  Average outstanding during period                  $    21,210      $    21,136      $    20,441
                                                     -----------      -----------      -----------
                                                     -----------      -----------      -----------
Allowance for loan losses:
  Balance at beginning of period                     $      315       $      282       $     216
Charge-offs:
  Commercial, financial & agricultural                       23                3               3
  Real estate - Construction                                  -                -               -
  Real estate - Mortgage                                      -                5              10
  Consumer                                                    8               20              13
                                                     -----------      -----------      -----------
       Total                                                 31               28              26
                                                     -----------      -----------      -----------

Recoveries:
  Commercial, financial & agricultural                        -                -               1
  Real estate - Construction                                  -                -               -
  Real estate - Mortgage                                      -               14               1
  Consumer                                                    1                5               6
                                                     -----------      -----------      -----------
       Total                                                  1               19               8
                                                     -----------      -----------      -----------
Net charge-offs (recoveries)                                 30                9              18
Provision charged to operations                              11               42              84
                                                     ----------       -----------      -----------
Balance at end of period                             $      296       $      315       $     282
                                                     -----------      -----------      -----------
                                                     -----------      -----------      -----------
Net charge-offs to average loans
 outstanding during period                                .1414%           .0426%           .0881%
                                                      -----------      -----------      -----------
                                                      -----------      -----------      -----------

     Management views the allowance for loan losses as being available for all potential or previously unidentified loan losses which may occur in the future. The risk of future losses which is inherent in the loan portfolio is not precisely attributable to a particular loan or category of loans. Based on its review of adequacy, Bancorp's management has estimated those portions of the allowance that could be attributable to major categories of loans.

     The following table sets forth the allocation of the allowance for loan losses and the percent of loans in each category to total loans as of March 31, 1998, December 31, 1997, and December 31, 1996:


(Dollars in Thousands)

                                          March 31,                 December 31,               December 31,
                                            1998                        1997                       1996
                                    --------------------        --------------------       --------------------
                                     Amount      Percent         Amount      Percent        Amount      Percent
                                    ---------    -------        ---------    -------       ---------    -------
Commercial, financial
 and agricultural                   $      64     11.40%        $      59     13.94%       $     60      13.67%
Real Estate - Construction                  2       .62                 2       .58               2        .59
Real Estate - Commercial                   37     12.89                44     13.63              34      12.91
Real Estate - Residential &
              Agricultural                164     58.15               178     55.93             148      56.56
Consumer                                   29     16.94                32     15.92              38      16.27
                                    ---------    -------        ---------    -------       ---------    -------

                                    $     296    100.00%        $     315    100.00%       $    282     100.00%
                                    ---------    -------        ---------    -------       ---------    -------
                                    ---------    -------        ---------    -------       ---------    -------

     Allocations estimated for the loan categories do not specifically represent that loan charge-offs of that magnitude will necessarily be incurred. The allocation does not restrict future loan losses attributable to other categories. The risk factors considered when determining the overall level of the allowance for loan losses are the same when estimating the allocation by major category, as specified in the allowance category.

     Deposits

     The following table shows, for each type of deposit, the average balance and rate paid on each type of deposit for the years ended December 31, 1997 and 1996:


(In Thousands)

                                                                      December 31,
                                         ------------------------------------------------------------------------
                                                         1997                                1996
                                         -----------------------------------      -------------------------------
                                            Average     Interest                   Average    Interest
                                            Balance      Expense       Rate        Balance     Expense      Rate
                                          ----------    ---------   ----------    ---------   ---------     -----
Noninterest-bearing demand deposits       $   3,053     $       -            -%  $   2,931     $     -        -%
NOW and money market demand
 accounts                                     7,713           239       3.10         7,599         235      3.09
Savings                                       3,404           103       3.03         3,373         102      3.02
Time deposits                                18,672         1,027       5.50        17,063         914      5.36
                                          ----------    ---------   ----------    ---------   ---------     -----
      Total                               $  32,842     $   1,369         4.17%  $  30,966     $ 1,251      4.04%
                                          ----------    ---------   ----------    ---------   ---------     -----

     Maturities of time deposits over $100,000 at December 31, 1997 were as follows:

(In Thousands)

Three months or less                             $       539
Over three through six months                            914
Over six months through twelve months                    583
Over twelve months                                       425
                                                 ------------
                                                 $     2,461
                                                 ------------
                                                 ------------

                        DESCRIPTION OF NCBE CAPITAL STOCK

AUTHORIZED SHARES

     NCBE's Articles of Incorporation presently authorize the issuance of 29,000,000 shares of NCBE Common and 1,000,000 preferred shares, without par value ("NCBE Preferred"). As of July 31, 1998, there were 11,341,256 shares of NCBE Common issued and outstanding and no shares of NCBE Preferred issued and outstanding.

NCBE COMMON

     The holders of NCBE Common are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding NCBE Preferred, holders of NCBE Common are entitled to receive ratably such dividends as may be declared by the NCBE Board out of funds legally available therefor. In the event of a liquidation or dissolution of NCBE, holders of NCBE Common are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding NCBE Preferred.

     Holders of NCBE Common have no preemptive rights and have no rights to convert their NCBE Common into any other securities. All of the outstanding shares of NCBE Common are, and the shares of NCBE Common issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable.

NCBE PREFERRED

     The NCBE Board is authorized to designate any series of NCBE Preferred and the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof without further action by the holders of NCBE Common. As of the Record Date, no shares of NCBE Preferred were issued or outstanding.

     The NCBE Board may create and issue a series of NCBE Preferred with rights, privileges or restrictions, and adopt a shareholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of NCBE Common. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of NCBE by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of NCBE's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of NCBE without any further action by the shareholders of NCBE. NCBE has no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time.

CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND BY-LAWS

     Certain provisions of NCBE's Articles of Incorporation and By-laws may delay or make more difficult unsolicited acquisitions or changes of control of NCBE. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of NCBE, although such proposals, if made, might be considered desirable by a majority of NCBE's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of NCBE without the concurrence of the Board of Directors. These provisions include: (i) the classification of the Board of Directors into three classes, each class serving "staggered" terms of office of three years;
(ii) the requirement that any business combination be approved by the holders of 80% of the shares entitled to vote thereon, unless the transaction has been approved by NCBE's Board of Directors; and (iii) requirements for advance notice for making nominations at shareholders' meetings. See "COMPARISON OF SHAREHOLDER RIGHTS."

     NCBE's By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the

Board of Directors, of candidates for election as directors. Although NCBE's By-laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposals without regard to whether consideration of such nominees or proposals might be harmful or beneficial to NCBE and its shareholders.

CERTAIN PROVISIONS OF INDIANA LAW

     The Indiana Business Corporation Law (the "Indiana Law") applies to NCBE as an Indiana corporation. Certain provisions of the Indiana Law may delay, prevent or make more difficult changes of control of NCBE. Such provisions also may have the effect of preventing changes in the management of NCBE. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests. See "COMPARISON OF SHAREHOLDER RIGHTS -- Business Combinations Involving Interested Shareholder" and "COMPARISON OF SHAREHOLDER RIGHTS -- Control Share Acquisitions."

TRANSFER AGENT

     Fifth Third Bank, Cincinnati, Ohio is the transfer agent for shares of NCBE Common.

                        COMPARISON OF SHAREHOLDER RIGHTS

     The rights of holders of shares of NCBE Common are governed by the Indiana Law and by NCBE's Articles of Incorporation and By-laws. The rights of holders of shares of Bancorp Common are governed by the Illinois Law and by Bancorp's Articles of Incorporation and By-laws. The rights of holders of shares of Bancorp Common differ in certain respects from the rights which they would have as shareholders of NCBE. A summary of the material differences between the respective rights of the shareholders of NCBE and Bancorp is set forth below.

CLASSIFIED BOARD OF DIRECTORS

     NCBE. The Articles of Incorporation and By-laws of NCBE divide the Board of Directors into three classes, as nearly equal in number as possible, with each class of directors serving a staggered term of three years. Directors are elected by a plurality of votes cast by shares entitled to vote. The purpose of a classified Board of Directors is to promote stability and continuity within the Board. However, a classified Board of Directors also has the effect of decreasing the number of directors that may otherwise be elected by holders of NCBE Common and, therefore, may have the effect of precluding a contest for the election of directors or delay, prevent or make more difficult changes in control of NCBE.

     BANCORP. Bancorp does not have a classified Board of Directors. The By-laws of Bancorp provide for a Board of Directors of seven members. Pursuant to Board resolution, as permitted by the By-laws, the current number of directors is six. Each member serves a term until the next annual meeting of shareholders.

BUSINESS COMBINATIONS NOT INVOLVING AN INTERESTED SHAREHOLDER

     NCBE. Under the Indiana Law, a majority of the shares entitled to vote on a proposed plan of merger or share exchange is required for approval unless any class or series of shares is entitled to vote separately as a class on the plan. However, the vote of the shareholders of the surviving corporation on a plan of merger is not required if (i) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same proportionate number of shares held by all such shareholders (except for shares of the surviving corporation received solely as a result of the shareholder's proportionate shareholdings in the other corporations party to the merger), with identical designations, preferences, limitations and relative rights, immediately after the merger, (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger, and (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger. NCBE's Articles of Incorporation require the affirmative vote of 80% of the shares entitled to vote on any merger, consolidation or acquisition of NCBE by another corporation that is not approved by a majority of the members of NCBE's Board of Directors.

     BANCORP. Under the Illinois Law, the affirmative vote of at least two-thirds of the shares entitled to vote on a proposed plan of merger is required for approval unless any class or series of shares is entitled to vote as a class on the plan. If any class is entitled to vote on the plan, the proposed plan must be approved by an affirmative vote of (i) at least two-thirds of the shares of each class or series of shares entitled to vote as a class and
(ii) at least two-thirds of the total number of shares entitled to vote on the proposed plan. The articles of incorporation of any corporation may supersede the two-thirds vote requirement by specifying any smaller or larger vote requirement; provided, however, that the vote requirement may not be less than a majority of the shares entitled to vote. Bancorp's Articles of Incorporation and By-laws do not contain any provisions changing the statutory requirements.

BUSINESS COMBINATIONS INVOLVING AN INTERESTED SHAREHOLDER

     NCBE. The Indiana Law restricts the ability of a "resident domestic corporation" to engage in any combination with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the outstanding shares of the resident domestic corporation. The above provisions do not apply to a corporation that so elects in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. NCBE's Articles of Incorporation do not exclude it from the restrictions imposed by such provisions.

     BANCORP. Although there are corresponding provisions under the Illinois Law regarding business combinations with an "interested shareholder", such provisions do not apply to Bancorp because Bancorp does not have a class of equity securities registered under Section 12 of the Exchange Act and is not subject to Section 15(d) of the Exchange Act.

REMOVAL OF DIRECTORS

     NCBE. Under the Indiana Law, directors may be removed in any manner provided in the corporation's articles of incorporation. NCBE's Articles of Incorporation provide that a member of the Board of Directors may be removed, only for good cause and only at a meeting of shareholders expressly called for that purpose, by the affirmative vote of the holders of at least 662/3% of all votes entitled to be cast in an election of directors.

     BANCORP. The Illinois Law provides that directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at an election of directors.

AMENDMENTS TO ARTICLES OF INCORPORATION

     NCBE. The Indiana Law provides that, unless a greater vote is required under a specific provision of the Indiana Law or by a corporation's articles of incorporation or its board of directors, a corporation may amend its articles of incorporation upon the affirmative vote of the holders of a greater number of shares cast in favor of the amendment than the holders of shares cast against the amendment, unless the amendment would create dissenters' rights in which case a favorable vote of the holders of a majority of the outstanding shares is required. Under the Indiana Law, a corporation's board of directors may condition its submission of a proposed amendment to the shareholders of the corporation on any basis, including the requirement of the affirmative vote of holders of a greater percentage of the voting shares of the corporation than otherwise would be required under the Indiana Law. NCBE's Articles of Incorporation provide that amendments must be approved by the holders of a majority of the outstanding voting shares; except that any amendment to the provisions concerning business combinations must be approved by the holders of eighty percent (80%) of the outstanding voting shares.

     BANCORP. The Illinois Law provides that, unless a greater or lesser vote (provided that it is not less than holders of a majority of the shares entitled to vote) is required by the corporation's articles of incorporation, a corporation may amend its articles of incorporation upon receiving the affirmative vote of at least two-thirds of its voting shares. Bancorp's Articles of Incorporation do not contain a greater or lesser vote requirement.

VOTING RIGHTS

     NCBE. Holders of shares of NCBE Common are entitled to cast one vote per share on all matters to be voted upon by shareholders.

     BANCORP. Holders of shares of Bancorp Common are entitled to one vote per share on all matters to be voted upon by shareholders.

SPECIAL MEETINGS OF SHAREHOLDERS

     NCBE. The Indiana Law provides that a corporation with more than 50 shareholders must hold a special meeting of shareholders on demand of its board of directors or the persons specifically authorized to do so by the corporation's articles or by-laws. NCBE's Articles of Incorporation and By-laws provide that the Chairman of the Board, the President or a majority of the Board of Directors may call a special meeting of shareholders. Further, as long as NCBE has 50 or more shareholders, a special meeting will be called upon the request of the holders of at least 80% of the votes entitled to be cast.

     BANCORP. Bancorp's By-Laws provide that special meetings of the shareholders of a corporation may be called at any time, for any purpose or purposes, by the President or by a majority of the Board of Directors or at the request of the holders of 20% or more of all the outstanding shares.

SHAREHOLDER ACTION BY WRITTEN CONSENT

     NCBE. Under the Indiana Law, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent to such action is signed by all shareholders entitled to vote thereon.

     BANCORP. Under the Illinois Law, unless precluded by the articles of incorporation, action may be taken by the shareholders without a meeting and without a vote, if a consent in writing, setting forth the action taken is signed (i) by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting, or
(ii) by all of the shareholders entitled to vote; provided, however, if the action taken is by less than unanimous written consent, five days' advance notice of the subject matter must have been given and prompt notice of the action taken must be provided to those shareholders who did not consent. Bancorp's Articles of Incorporation do not prohibit actions to be taken by written consent.

DISSENTERS' RIGHTS

     NCBE. Under the Indiana Law, a shareholder of a corporation is entitled (subject to certain exceptions) to receive payment for the fair value of his shares if, among other things, such shareholder dissents from a plan of share exchange, sale or exchange of all or substantially all of the property of the corporation, or a merger or control share acquisition to which such corporation is a party. NCBE's shareholders are not required to vote on the Merger nor are they entitled to exercise dissenters' rights in connection with the Merger.

     BANCORP. Under the Illinois Law, a shareholder of a corporation who dissents from, among other things, a plan of merger, consolidation, plan of share exchange, or sale, lease or exchange of all or substantially all of the property of the corporation has the right (subject to certain exceptions) to demand payment of the fair value of such shareholder's stock. Shareholders of Bancorp are entitled to exercise such rights in connection with the Merger. See "THE MERGER -- Dissenters' Rights."

CONTROL SHARE ACQUISITIONS

     NCBE. Pursuant to the Indiana Law, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. Unless otherwise provided in a corporation's articles of incorporation or by-laws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares. "Control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect of which that person may exercise or direct the exercise of voting power, would otherwise entitled that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (i) more than 10% of its shareholders resident in Indiana,
(ii) more than 10% of its shares owned by Indiana residents or (iii) 10,000 shareholders resident in Indiana. The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that said provisions do not apply. NCBE's Articles of Incorporation and By-laws do not exclude NCBE from the restrictions imposed by such provisions. Further, NCBE's Articles of Incorporation opt into a provision of the Indiana Law that allows NCBE to redeem an acquiring person's control shares under certain circumstances, including the person's failure to file an acquiring person statement regarding the control shares.

     BANCORP.  There is no corresponding provision under the Illinois Law.

INDEMNIFICATION

     NCBE. Pursuant to the Indiana Law, NCBE is obligated to indemnify certain officers and directors in connection with liabilities arising from legal proceedings resulting from such person's service to NCBE in certain circumstances. NCBE may also voluntarily undertake to indemnify certain persons acting on NCBE's behalf in certain circumstances.

The Indiana Law provides for mandatory indemnification of directors and officers of Indiana corporations and permissive indemnification of directors, officers, employees and agents of corporations who are made parties to proceedings as a result of their relationship with such corporation. The Indiana Law also applies to individuals who are serving at such corporation's request as directors, officers, employees and agents of such corporation's subsidiaries. The Indiana Law requires corporations, unless limited by their articles of incorporation, to indemnify any director or officer against reasonable expenses incurred in connection with any proceeding to which such person was a party if the individual is wholly successful on the merits. The Indiana Law authorizes corporations to indemnify any director, officer, employee or agent against liability incurred in such a proceeding generally if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity, that his or her conduct was in the corporation's best interests and in all other cases that his or her conduct was not opposed to the best interests of such corporation. The Indiana Law further authorizes any court of competent jurisdiction, unless the articles of incorporation provide otherwise, to order indemnification generally if the court determines a director or officer of a corporation is entitled to mandatory indemnification or is otherwise fairly and reasonably entitled to indemnification in view of all the relevant circumstances. The Indiana Law also authorizes corporations to advance reasonable expenses in advance of final disposition of a proceeding generally if the individual affirms in writing a good faith belief that he satisfies the standard of conduct for permissive indemnification, the individual undertakes in a signed writing to repay the advance if it is determined he does not satisfy the standard of conduct for permissive indemnification and the corporation determines that the facts then known do not preclude indemnification. Finally, the Indiana Law authorizes further indemnification to the extent that the corporation may provide in its articles of incorporation, by-laws, a resolution of the board of directors or the shareholders or any other authorization, whenever adopted, after notice, by a majority vote of holders of all the voting shares then issued and outstanding. NCBE's Articles of Incorporation do not contain provisions altering the statutory provisions.

     BANCORP. The Illinois Law permits a corporation to indemnify a person who, by reason of his or her relationship with the corporation, was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that in the case of actions by or in the right of the corporation, no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless, and only to the extent, that the court in which such action or suit was brought determines upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Notwithstanding the foregoing, the Illinois Law provides that, to the extent that such person has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The Illinois Law also authorizes corporations to pay expenses in advance of final disposition of a proceeding if the person in question undertakes to repay such amount, if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Illinois Law provides that the indemnification and advancement of expenses provided for therein is not exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise. The By-laws of Bancorp include indemnification provisions that are generally similar to those contemplated by the Illinois Law.

LIMITATION OF LIABILITY OF DIRECTORS

     NCBE. The Indiana Law provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office in compliance with the Indiana Law and the breach or failure to perform constitutes willful misconduct or recklessness. Subject to this standard, a director who votes for or assents to distributions in violation of the Indiana Law is personally liable to the corporation for the amount of the illegal distribution and is entitled to contribution from the other directors who voted for or assented to such distribution and the shareholders who received the distribution.

     BANCORP. The Illinois Law provides that a corporation may include in its articles of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that the provision does not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under certain provisions of the Illinois Law; or
(iv) for any transaction in which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of any director for any act or omission occurring before the date when the provision is included in the articles of incorporation. The Articles of Incorporation of Bancorp do not contain any provisions limiting the liability of directors.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS

     NCBE. The Indiana Law specifically authorizes directors, in considering the best interests of a corporation, to consider the short-term and long-term interests of the corporation as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Under the Indiana Law, directors are not required to approve a proposed corporate action if the directors determine in good faith after considering and weighing as they deem appropriate the effect of such action on the corporation's constituents that such approval is not in the best interest of the corporation. In addition, the Indiana Law states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed acquisition of control of a corporation or the amounts to be paid to shareholders under such an acquisition. The Indiana Law explicitly provides that the different or higher degree of scrutiny imposed under the Delaware General Corporation Law with respect to Delaware corporations and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. Any determination made with respect to the foregoing by a majority of the disinterested directors will conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

     BANCORP. The Illinois Law provides that, in discharging the duties of their respective positions, the board of directors and individual directors may, in considering the best long-term and short-term interests of the corporation, consider the effects of any action upon employees, suppliers and customers of the corporation or its subsidiaries, communities in which offices or other establishments of the corporation or its subsidiaries are located, and all other pertinent factors.

AUTHORIZATION OF PREFERRED SHARES

     NCBE. NCBE's Articles of Incorporation authorize NCBE to issue up to 1,000,000 preferred shares, without par value, in multiple series without shareholder approval. Prior to issuance, NCBE's Board would set the preferred shares' voting rights (which may be limited our unlimited), dividend or distribution rights, rights to priority in relation to common shares or other series of preferred shares, redemption or conversion prices, liquidation preferences, and sinking fund provisions. NCBE currently has no preferred shares outstanding. Depending upon the terms of the preferred shares issued, such issuance may result in the dilution of the voting rights of common shareholders and in holders of preferred shares with preferences and other rights superior to rights of holders of common shares. The authorized preferred shares may also be viewed as having possible anti-takeover effects, because the shares could be used in the adoption of a shareholder rights plan or other defensive measures.

     BANCORP. Bancorp's Articles of Incorporation do not authorize any preferred shares.

                                  LEGAL MATTERS

        The legality of the securities offered hereby and certain tax consequences of the Merger will be passed upon by Baker & Daniels, Indianapolis, Indiana. Certain matters on behalf of Bancorp in connection with the Merger will be passed upon by Jenner & Block, Chicago, Illinois.


                                     EXPERTS

        The consolidated financial statements of NCBE and subsidiaries as of December 31, 1997 and 1996 and each of the three years in the three-year period ended December 31, 1997, incorporated by reference to NCBE's Annual Report on Form 10-K, have been audited by McGladrey & Pullen, LLP, independent certified public accountants, as set forth in their report and incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon such reports and upon the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements of Bancorp as of December 31, 1997 and 1996 and the years then ended, included in this Proxy Statement/Prospectus have been audited by Gray Hunter Stenn LLP, certified public accountants, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

        NCBE files annual, quarterly and current reports, proxy statements and other information with the SEC. Shareholders may read and copy any reports, statements or other information that NCBE files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. NCBE's public filings are also available from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov.

        NCBE has filed a Registration Statement to register with the SEC the shares of NCBE common stock to be issued to shareholders in the Merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of NCBE, as well as a proxy statement of Bancorp for the Special Meeting.

        As allowed by SEC rules, this Proxy Statement/Prospectus does not contain all the information that shareholders can find in the Registration Statement or the exhibits to the Registration Statement.

        The SEC allows NCBE to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that it can disclose important information to shareholders by referring them to another document field separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by references the documents set forth below that NCBE has previously filed with the SEC. These documents contain important information about NCBE and its financial condition.


NCBE SEC Filings (File No. 0-13585)                                                          Period or Date Filed
----------------------------------                                                           --------------------

Annual Report on Form 10-K and 10-K/A ..................................................   Year ended December 31, 1997

Quarterly Report  on Form 10-Q .........................................................   Quarter ended March 31, 1998

Current Reports on Form 8-K ............................................................   Filed March 11, April 30, May 27,
                                                                                           and August 7, 1998

Proxy Statement ........................................................................   Filed April 22, 1998

     Additional documents that NCBE may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Special Meeting are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     NCBE has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to NCBE, and HHFC has supplied all information relating to HHFC.

     Copies of any of these documents may be obtained from NCBE or the SEC or the SEC's Internet web site described above. Documents incorporated by reference are available from NCBE without charge, excluding all exhibits unless NCBE has specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus, by requesting them in writing or by telephone from NCBE at the following address:

           National City Bancshares, Inc.
           P.O. Box 868
           Evansville, IN 47705-0868
           Attention: Stephen C. Byelick, Jr.
           Telephone: (812) 464-9864

      Please request documents by September 17, 1998 to ensure receipt before the Special Meeting.

     HHFC SHAREHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE THEIR SHARES AT THE SPECIAL MEETING. NO ONE HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. HHFC SHAREHOLDERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF NCBE COMMON STOCK IN THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.

                      INDEX TO BANCORP FINANCIAL STATEMENTS

                                                                                                 Page

 Independent Auditors' Report..................................................................   F-2

 Consolidated Balance Sheets as of March 31, 1998 (unaudited)
 and December 31, 1997.........................................................................   F-3

 Consolidated Statements of Income for the three-month
  periods ended March 31, 1998 and 1997 (unaudited) and
  years ended December 31, 1997 and 1996.......................................................   F-4

 Consolidated Statements of Changes in Stockholders' Equity
  for the three-month period ended March 31, 1998
  (unaudited) and years ended December 31, 1997 and 1996.......................................   F-5

 Consolidated Statements of Cash Flows for the three-month
  periods ended March 31, 1998 and 1997 (unaudited) and
  years ended December 31, 1997 and 1996.......................................................   F-6

 Notes to Consolidated Financial Statements - December 31, 1997................................   F-7

                          INDEPENDENT AUDITORS' REPORT





Board of Directors
1st Bancorp Vienna, Inc.
Vienna, Illinois


We have audited the accompanying consolidated balance sheet of 1st Bancorp Vienna, Inc. and Subsidiary as of December 31, 1997 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the two years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Bancorp Vienna, Inc. and Subsidiary at December 31, 1997, and the results of their operations and their cash flows for the two years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

/s/ Gray Hunter Stenn LLP

Marion, Illinois
June 8, 1998

                     1ST BANCORP VIENNA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  March 31, 1998                     December 31,
                                                                                    (Unaudited)                          1997
                                                                        -------------------------        ------------------------
Assets
  Cash and due from banks                                               $                    878         $                    927
  Federal funds sold                                                                       2,744                            2,475
                                                                        -------------------------        ------------------------

  Cash and cash equivalents                                                                3,622                            3,402
  Investment securities
    Held to maturity (fair value of $3,065 at
     March 31, 1998 and $2,169 at December 31, 1997)                                       3,111                            2,190
    Available for sale (amortized cost of $11,385 at
     March 31, 1998 and $11,712 at December 31, 1997)                                     11,479                           11,802
  Loans, net                                                                              20,670                           20,622
  Bank premises and equipment                                                                257                              267
  Accrued interest receivable                                                                405                              378
  Other assets                                                                                 9                                9
                                                                        -------------------------        ------------------------

         Total Assets                                                   $                 39,553         $                 38,670
                                                                        -------------------------        ------------------------
                                                                        -------------------------        ------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Deposits
    Noninterest-bearing deposits                                        $                  3,437         $                  2,905
    Interest-bearing deposits                                                             30,783                           30,472
  Dividends payable                                                                           -                                94
  Deferred tax payable                                                                        28                               27
  Income tax payable                                                                          51                               23
  Accrued interest payable on deposits                                                       253                              301
  Other liabilities                                                                           39                               15
                                                                        -------------------------        ------------------------

         Total Liabilities                                                                34,591                           33,837
                                                                        -------------------------        ------------------------

Commitments and Contingent Liabilities

Stockholders' Equity
  Common stock, par value $100.00; 14,000 shares
    authorized, 6,000 shares issued; 4,264 shares
    outstanding at March 31, 1998 and December 31, 1997                                      600                              600
  Surplus                                                                                  2,534                             2,534
  Treasury stock (1,736 shares at cost)                                                   (1,203)                          (1,203)
  Retained earnings                                                                        2,969                            2,842
  Accumulated other comprehensive income:
    Unrealized gains on securities                                                            62                               60
                                                                        -------------------------        ------------------------

         Total Stockholders' Equity                                                        4,962                            4,833
                                                                        -------------------------        ------------------------

         Total Liabilities and Stockholders' Equity                     $                 39,553         $                 38,670
                                                                        -------------------------        ------------------------
                                                                        -------------------------        ------------------------

See accompanying notes to consolidated financial statements.

                     1ST BANCORP VIENNA, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     Three Months Ended                    Years Ended
                                                          March 31,                        December 31,
                                             ----------------------------       -----------------------------
                                                    1998             1997              1997              1996
                                             -----------      -----------       -----------       -----------
                                                     (Unaudited)
Interest Income
  Interest and fees on loans                 $       475      $       469       $     1,919       $     1,804
  Interest on securities
    Taxable                                          193              194               784               783
    Tax-exempt                                        32               25               106               106
  Interest on federal funds sold                      33               24               113                60
                                             -----------      -----------       -----------       -----------

         Total Interest Income                       733              712             2,922             2,753

Interest Expense
  Interest on deposits                               350              324             1,369             1,251
                                             -----------      -----------       -----------       -----------

Net Interest Income                                  383              388             1,553             1,502

Provision for Loan Losses                             11               11                42                84
                                             -----------      -----------       -----------       -----------

Net Interest Income After Provision for
 Loan Losses                                         372              377             1,511             1,418
                                             -----------      -----------       -----------       -----------

Non-Interest Income
  Service charges                                     42               42               187               158
  Other income                                         5                5                21                28
                                             -----------      -----------       -----------       -----------

         Total Non-Interest Income                    47               47               208               186
                                             -----------      -----------       -----------       -----------

Non-Interest Expense
  Salaries and employee benefits                     138              134               583               536
  Net occupancy expense                               25               20                86                87
  Legal and professional                               7                8                44                48
  Computer services                                   25               23                87                83
  Other expenses                                      40               35               133               117
                                             -----------      -----------       -----------       -----------

     Total Non-Interest Expense                      235              220               933               871
                                             -----------      -----------       -----------       -----------

Net Income Before Income Taxes                       184              204               786               733

Provision for Income Taxes                            57               57               245               216
                                             -----------      -----------       -----------       -----------

Net Income                                   $       127      $       147       $       541       $       517
                                             -----------      -----------       -----------       -----------
                                             -----------      -----------       -----------       -----------

Net Income per Common Share
  Basic                                      $     29.78      $     31.52       $    122.48       $    110.85
                                             -----------      -----------       -----------       -----------
                                             -----------      -----------       -----------       -----------

See accompanying notes to consolidated financial statements.

                     1ST BANCORP VIENNA, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 YEARS ENDED DECEMBER 31, 1997 AND 1996 AND THREE MONTHS ENDED MARCH 31, 1998
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                                                                                            Accumulated
                                                                                                              Other
                                               Number of     Common                  Treasury     Retained Comprehensive
                                                Shares       Stock       Surplus      Stock       Earnings     Income      Total
                                               --------     --------     --------    --------     --------    --------    --------

Balance at December 31, 1995                      4,664     $    600     $  2,534    $   (763)    $  2,126    $     90    $  4,587

Comprehensive income:
   Net income                                         -            -            -           -          517           -         517

Other comprehensive income, net of tax:
   Unrealized holding gains (losses) arising
        during the period (net of tax of $34)         -            -            -           -            -         (66)        (66)
                                               --------     --------     --------    --------     --------    --------    --------

Total comprehensive income                            -            -            -           -          517         (66)        451

Cash dividends declared
   ($35.00 per share)                                 -            -            -           -         (163)          -        (163)
                                               --------     --------     --------    --------     --------    --------    --------

Balance at December 31, 1996                      4,664          600        2,534        (763)       2,480          24       4,875

Comprehensive income:
   Net income                                         -            -            -           -          541           -         541

Other comprehensive income, net of tax:
   Unrealized gains (losses) on securities:
        Unrealized holding gains (losses)
        arising during the period
        (net of tax of $19)                           -            -            -           -            -          36          36
                                               --------     --------     --------    --------     --------    --------    --------

Total comprehensive income                            -    $       -            -           -          541          36         577

Cash dividends declared
   ($42.00 per share)                                 -            -            -           -         (179)         -         (179)

Purchase of treasury stock
   (400 shares at cost)                            (400)           -            -        (440)           -           -        (440)
                                               --------     --------     --------    --------     --------    --------    --------

Balance at December 31, 1997                      4,264          600        2,534     (1,203)        2,842          60       4,833

Comprehensive income (Unaudited):
   Net income                                         -            -            -           -          127           -         127

Other comprehensive income, net of tax:
   Unrealized holding gains (losses) arising
        during the period (net of tax of $1)          -            -            -           -            -           2           2
                                               --------     --------     --------    --------     --------    --------    --------

Total comprehensive income                            -            -            -           -          127           2         129
                                               --------     --------     --------    --------     --------    --------    --------

Balance at March 31, 1998 (Unaudited)             4,264     $    600     $  2,534    $ (1,203)    $  2,969    $     62    $  4,962
                                               --------     --------     --------    --------     --------    --------    --------
                                               --------     --------     --------    --------     --------    --------    --------

See accompanying notes to consolidated financial statements.

                     1ST BANCORP VIENNA, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            Three Months Ended                   Years Ended
                                                                 March 31,                       December 31,
                                                         -------------------------        ------------------------
                                                           1998             1997            1997            1996
                                                         --------         --------        --------        --------
                                                                (Unaudited)
Net Income                                               $    127         $    147        $    541        $    517
Adjustments to Reconcile Net Income to Net
 Cash Provided by Operating Activities:
  Depreciation                                                 15               12              48              48
  Provision for bad debts                                      11               11              42              84
  Accretion of bond discount                                   (2)              (1)            (11)             (9)
  Amortization of bond premium                                  4                7              30              57
  (Increase) decrease in accrued interest receivable          (27)             (25)             21             (11)
  (Increase) decrease in prepaid expenses                      (1)             (12)             (7)              1
  Increase (decrease) in accrued interest payable             (48)             (25)             35              60
  Increase (decrease) in other liabilities                     22               19             (12)            (21)
  Increase (decrease) in income taxes payable                  29                1             (32)             36
                                                         --------         --------        --------        --------

Net Cash Provided by Operating Activities                     130              134             655             762
                                                         --------         --------        --------        --------

Cash Flows From Investing Activities
  Purchases of securities held to maturity                   (921)              -                -            (239)
  Purchases of securities available for sale               (1,514)          (1,003)         (4,209)         (2,504)
  Proceeds from maturities of securities
   available for sale                                       1,840              405           3,223           2,539
  Proceeds from maturities of securities
   held to maturity                                             -                -             199             736
  Net (increase) decrease in loans                            (59)             451             333          (2,100)
  Purchases of premises and equipment                          (5)              (1)            (17)            (33)
                                                         --------         --------        --------        --------

      Net Cash Used in Investing Activities                  (659)            (148)           (471)         (1,601)
                                                         --------         --------        --------        --------

Cash Flows From Financing Activities
  Net increase (decrease) in deposits                         843              846           1,537             547
  Dividends paid                                              (94)             (93)           (179            (140)
  Purchase of treasury stock                                    -                -            (440)              -
                                                         --------         --------        --------        --------

      Net Cash Provided by Financing Activities               749              753             918             407
                                                         --------         ---------       --------        --------

Net Increase (Decrease) in Cash and
 Cash Equivalents                                             220              739           1,102            (432)

Cash and Cash Equivalents at Beginning
 of Period                                                  3,402            2,300           2,300           2,732
                                                         --------         --------        --------        --------

Cash and Cash Equivalents at End of Period               $  3,622         $  3,039        $  3,402        $  2,300
                                                         --------         --------        --------        --------
                                                         --------         --------        --------        --------

Supplemental Disclosure of Cash Flow Information
  Cash paid for interest                                 $    398         $    349        $  1,334        $  1,191
  Cash paid for income taxes                                   28               55             289             203

See accompanying notes to consolidated financial statements.

                     1ST BANCORP VIENNA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of 1st Bancorp Vienna, Inc. (the "Bancorp") and its wholly owned subsidiary, First State Bank of Vienna (the "Bank") are in accordance with generally accepted accounting principles and conform to general practices within the financial institution industry. The more significant of the principles used in the preparation of the accompanying financial statements are briefly described below.

Business. The Bancorp (through the Bank) provides a full range of financial services to individual and corporate customers from the Bank's location in Vienna, Illinois. The Bank's primary market area consists of Johnson County, Illinois and surrounding counties in southern Illinois. The Bancorp is subject to competition from other financial institutions in the area, is subject to the regulations of certain regulatory agencies, and undergoes periodic examinations by those regulatory authorities.

The Bancorp is primarily engaged in the business of directing, planning and coordinating the business activities of the Bank. These activities primarily consist of accepting deposits from the general public and investing these funds in loans in the Bank's market area and in investment securities.

Principles of consolidation. The accompanying consolidated financial statements include the accounts of the Bancorp and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize such losses, future additions to the allowance may be necessary based upon changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination.

Investment Securities. The Bank accounts for its security holdings in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). At acquisition, SFAS No. 115 requires that securities be classified into one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally with the intention of selling them in the near term. The Bank has no trading securities as of December 31, 1997. Investment securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using the interest method. Other marketable securities are classified as available for sale and are carried at fair value. Realized and unrealized gains and losses (if any) on trading securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in retained earnings, net of tax. Cost of securities sold is recognized using the specific identification method.

Securities available for sale are stated at fair value. Fair value is based on market prices quoted in financial publications or other independent sources. Subsequent to the adoption of SFAS No. 115, net unrealized gains or losses are excluded from earnings and reported, net of deferred income taxes, as a separate component of stockholders' equity until realized. The adjusted cost of the specific security available for sale that is sold is used to compute any gain or loss upon sale.

Loans and allowance for loan losses. Loans are stated at the amount of unpaid principal, reduced by unearned discount and allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by a method which approximates the level yield method. Interest on all other loans is accrued and credited to operations based upon the principal amount outstanding.

The Bank's allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb probable losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The Bank's allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. A loan is considered impaired when it is probable a creditor will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective rate, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. Smaller balance, homogeneous loans, including consumer and residential mortgages, are collectively evaluated for impairment.

Foreclosed property. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. Any writedowns required prior to actual foreclosure are charged to the reserve for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as noninterest expense. Gains and losses resulting from the sale of foreclosed property are credited or charged to current period earnings. Costs of maintaining and operating foreclosed property are expensed as incurred and expenditures to complete or improve foreclosed properties are capitalized if the expenditures are expected to be recovered upon ultimate sale of the property.

Premises and equipment. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight line and accelerated methods over the estimated service lives of the assets. Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are expensed as incurred.

Income taxes. The Bancorp and the Bank file consolidated income tax returns. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income in the period which includes the enactment date.

Advertising. The Bank routinely charges the costs of advertising to expense as incurred. No capitalized advertising costs are present on the balance sheet. A total of $16,000 and $15,000 in advertising costs were charged to expense during the years ended December 31, 1997 and 1996, respectively.

Per share information. Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each year.

Off-balance sheet financial instruments. In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Cash and cash equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items and clearings, cash in other banks, and federal funds sold. Cash on hand, cash items and clearings and cash in other banks are noninterest-bearing; federal funds sold are interest bearing.

Impact of new accounting standards. Accounting for Transfers and Servicing of Financial Assets. In June, 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. Specific criteria are established for determining when control has been surrendered in the transfer of financial assets. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Subsequent to the issuance of SFAS No. 125, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers for one year the effective date of SFAS No. 125 as applies to secured borrowings and collateral and certain other transactions. The Bancorp has adopted the relevant provisions of the statement during 1997, and will adopt the provisions of the statement which become effective in 1998 at that time. The provisions of the statement adopted in 1997 did not have a material effect on the Bancorp's financial position or operating results, and management does not currently believe that the future adoption of additional provisions of this statement will have such an effect.

Earnings per Share. In February, 1997, the FASB issued SFAS No. 128, "Earnings per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. The statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the two computations. This statement is effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Bancorp has adopted SFAS No. 128 effective for the year ended December 31, 1997.

Comprehensive Income. In June, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. The provisions of this statement are reflected in the accompanying financial statements.

Disclosures about Segments of an Enterprise and Related Information. In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The management of the Bancorp plans to adopt the appropriate provisions of the statement during 1998 as applicable, and does not currently believe that the future adoption of this statement will have a material effect on the Bancorp's financial position or operating results.

Employer's Disclosure about Pensions and Other Postretirement Benefits. In February, 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits. This statement is effective for financial statements for periods beginning after December 15, 1997. The management of the Bancorp plans to adopt the appropriate provisions of the statements at January 1, 1998, and does not currently believe that the future adoption of this statement will have a material effect on the Bancorp's financial position or operating results.

2.  INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities classified as held to maturity are summarized as follows:

                                                              December 31, 1997
                                     --------------------------------------------------------------------
                                                         Gross               Gross
                                     Amortized         Unrealized          Unrealized          Estimated
(In thousands)                         Cost              Gain                 Loss             Fair Value
                                     ---------         ---------           ---------           ---------

U. S. Treasury and government
 agencies                            $     500         $      --           $      60           $     440
Obligations of states and
 political subdivisions                  1,690                40                  --                  --
                                     ---------         ---------           ---------           ---------

      Totals                         $   2,190         $      40           $      61           $   2,169
                                     ---------         ---------           ---------           ---------
                                     ---------         ---------           ---------           ---------


At December 31, 1997, held to maturity investment securities with amortized cost values of $500,000 and estimated fair values of $440,000 were pledged to secure public deposits and for other purposes required or permitted by law.

During the years ended December 31, 1997 and 1996, there were no sales of held to maturity securities.

The amortized cost and estimated fair values of investment securities classified as available for sale are summarized as follows:

                                                              December 31, 1997
                                     -------------------------------------------------------------------
                                                         Gross               Gross
                                     Amortized         Unrealized          Unrealized          Estimated
(In thousands)                         Cost              Gain                Loss              Fair Value
                                     ---------         ---------           ---------           ---------

U. S. Treasury and government
 agencies                            $   7,754         $      11           $      --           $   7,765
Obligations of states and
 political subdivisions                    201                 3                  --                 204
Mortgage-backed securities               3,757                90                  14               3,833
                                     ---------         ---------           ---------           ---------

      Totals                         $  11,712         $     104           $      14           $  11,802
                                     ---------         ---------           ---------           ---------
                                     ---------         ---------           ---------           ---------

At December 31, 1997, available for sale debt securities with amortized cost values of $2,139,000 and estimated fair values of $2,147,000 were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

                                                            December 31, 1997
                                     -------------------------------------------------------------------
                                          Held to Maturity                      Available for Sale
                                     ---------------------------           -----------------------------
                                     Amortized         Estimated           Amortized           Estimated
(In thousands)                          Cost           Fair Value            Cost              Fair Value
                                     ---------         ---------           ---------           ---------

1 year and less                      $      82         $      82           $   1,086           $   1,090
Over 1 through 5 years                     475               487               3,347               3,348
Over 5 through 10 years                  1,433             1,393               4,755               4,776
Over 10 years                              200               207               2,524               2,588
                                     ---------         ---------           ---------           ---------

      Total                          $   2,190         $   2,169           $  11,712           $  11,802
                                    ---------         ---------           ---------           ---------
                                     ---------         ---------           ---------           ---------

For the years ended December 31, 1997 and 1996, there were no gains or losses resulting from sales of investment securities.

3.  LOANS

Major classifications of loans at December 31, 1997 are as follows:

                                                            (In thousands)

Commercial, financial and agricultural                       $      2,956
Real estate:
  Construction                                                        124
  Commercial                                                        2,890
  Agricultural                                                      2,134
  Residential                                                       9,726
Consumer                                                            3,375
                                                             ------------
      Total Gross Loans                                      $     21,205

Less - Unearned discount                                              268
                                                             ------------
                                                             $     20,937
Less - Allowance for loan losses                                      315
                                                             ------------
      Loans, net                                             $     20,622
                                                             ------------
                                                             ------------

Changes in the allowance for loan losses for the years ended December 31, 1997 and December 31, 1996 were as follows:

                                             1997                 1996
                                          -----------          ----------
                                                  (In thousands)

Balance, beginning of period              $       282          $      216

  Loans charged off                               (28)                (26)
  Recoveries                                       19                   8
  Provisions                                       42                  84
                                          -----------          ----------

Balance, end of period                    $       315          $      282
                                          -----------          ----------
                                          -----------          ----------

Loans to officers, directors and employees of the Company and Bank are shown in
Note 9.

The Bank grants commercial and agricultural, real estate mortgage, and installment loans to customers in the Bank's immediate geographic lending area. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' abilities to honor their contractual obligations is dependent upon the agribusiness economic sector in this geographic lending area. Direct and indirect agricultural loans totaled approximately $3.3 million at December 31, 1997. Generally, such loans are secured by farm assets and are expected to be repaid from cash flows of the farm operations. The Bank's policy for requiring collateral and access to that collateral is essentially the same as in extending credit to the Bank's other customers.

A summary of impaired loans at December 31, 1997 follows:

                                                                    (In thousands)

Nonaccrual loans                                                    $           23
Impaired loans continuing to
 accrue interest                                                             1,061
                                                                    --------------

Total impaired loans                                                $        1,084

Allowance for loan losses on
 impaired loans                                                     $          106

Average balance of impaired
 loans during the year                                              $          913

If interest on nonaccrual loans, including amounts computed on principal balances charged off on such loans, had been accrued, such income would have been $2,000 for the year ended December 31, 1997. The Bank did not receive or recognize interest income on nonaccrual loans for the year ended December 31, 1997.

The amount recognized as interest income on other impaired loans continuing to accrue interest was $88,000 for the year ended December 31, 1997.

4.  BANK PREMISES AND EQUIPMENT

Major classifications of these assets at December 31, 1997 are summarized as follows:

                                                                    (In thousands)

Banking premises                                                    $        632
Landscaping                                                                   15
Equipment, furniture and fixtures                                            412
                                                                    ------------

                                                                    $      1,059
Accumulated depreciation                                                     792
                                                                    ------------

Total, net                                                          $        267
                                                                    ------------
                                                                    ------------

Depreciation expense for the year ended December 31, 1997 and 1996 was $48,000 and $48,000, respectively.

5.  COMMITMENTS AND CONTINGENCIES

The Bank is, in the normal course of business, a party to certain off-balance sheet financial instruments with inherent credit risk. These instruments, which include commitments to extend credit and standby letters of credit, are used by the Bank to meet the financing needs of its customers. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the Bank's balance sheet.

                                                                  (In thousands)

Undisbursed lines of credit                                         $     668
                                                                    ---------
                                                                    ---------

Letter of credit                                                    $      73
                                                                    ---------
                                                                    ---------

The Bank's maximum exposure to credit loss under undisbursed lines of credit and letters of credit is the equivalent of the contractual amount of those instruments. The same credit policies are used by the Bank in granting lines of credit and conditional obligations as are used in the extension of credit.

Undisbursed lines of credit are legally binding agreements to lend to a borrower as long as the borrower performs in accordance with the terms of the contract. Lines of credit generally have fixed expiration dates or other termination clauses. As many of the lines of credit are expected to expire without being drawn upon, the undisbursed lines of credit amount does not necessarily represent future cash requirements.

Letters of credit are commitments issued by the Bank to guarantee specific performance of a customer to a third party. Collateral may be required by both lines of credit and letters of credit in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction. Collateral held varies, but may include commercial real estate, accounts receivable, inventory and equipment.

The Bank is involved in various litigation arising in the ordinary course of business. In the opinion of management, at the present time, disposition of the suits and claims will not have a material effect on the financial position or results of operations of the Bank.

6.  INTEREST-BEARING DEPOSITS

Interest-bearing deposits at December 31, 1997 consist of the following:

                                                                (In thousands)
NOW and money market demand accounts                             $       7,967
Savings                                                                  3,388
Time deposits $100,000 and over                                          2,461
Other time deposits                                                     16,656
                                                                 -------------

Total                                                            $      30,472
                                                                 -------------
                                                                 -------------

A summary of time deposits by time remaining until maturity is as follows:

                                                                (In thousands)
Due in one year or less                                          $      13,998
Due after one year through two years                                     2,039
Due after two years through three years                                  2,005
Due after three years through four years                                   308
Due after four years through five years                                    767
                                                                 -------------

Total                                                            $      19,117
                                                                 -------------
                                                                 -------------

Interest expense on deposits for the years ended December 31, 1997 and 1996 consists of the following:

                                                         1997                    1996
                                                      -----------           ----------
                                                              (In thousands)

NOW and money market demand accounts                  $       204           $      202
Savings                                                       101                  102
Time deposits $100,000 and over                               124                   79
Other time deposits                                           940                  868
                                                      -----------           ----------

                                                      $     1,369           $    1,251
                                                      -----------           ----------
                                                      -----------           ----------

7.  INCOME TAXES

Components of the income tax expense shown on the statement of income for the periods ending December 31, 1997 and 1996 are as follows:

                                                        1997                  1996
                                                      ---------            ----------
                                                               (In thousands)
Current Tax Expense
-------------------
  Federal                                            $     237            $     235
  State                                                     20                    -
                                                     ---------            ---------

      Total Current                                  $     257            $     235
      -------------                                  ---------            ---------

Deferred Tax Expense (Benefit)
------------------------------
  Federal                                            $     (11)           $     (19)
  State                                                     (1)                   -
                                                      ---------            ---------

      Total Deferred                                 $     (12)           $     (19)
      --------------                                 ---------            ---------

Total Expense                                        $     245            $     216
-------------                                        ---------            ---------
                                                     ---------            ---------

A reconciliation of the reported income tax expense to income tax expense computed by applying the Federal statutory rate of 34% to income before income taxes is as follows for the periods ended December 31, 1997 and 1996:

                                                       1997                1996
                                                     ---------            ---------
                                                             (In thousands)

Statutory Federal tax expense                        $     267            $     249
Increase (decrease) in tax
 expense resulting from:
   State tax expense, net of federal benefit                13                    -
   Tax-exempt income                                       (40)                 (40)
   Nondeductible interest expense                            6                    5
   Other, net                                               (1)                   2
                                                     ---------            ---------

Total income tax expense                             $     245            $     216
                                                     ---------            ----------
                                                     ---------            ----------

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 1997 are as follows:

                                                        (In thousands)
Deferred Tax Assets:
--------------------
  Allowance for loan losses                               $       25
                                                          ----------

      Total Deferred Tax Assets                           $       25
      -------------------------                           ----------
                                                          ----------

Deferred Tax Liabilities:
-------------------------
  Difference between book and tax depreciation            $       20

  Accretion on municipal securities                                1

  Allowance for unrealized gains on securities
   available for sale                                             31
                                                          ----------

      Total Deferred Tax Liabilities                      $       52
      ------------------------------                      ----------
                                                          ----------

Net Deferred Tax Asset (Liability)                        $      (27)
                                                          ----------
                                                          ----------

No valuation allowance was required for deferred tax assets at December 31, 1997.

8.  PENSION PLAN

The Bank has a 401K profit sharing plan with an effective starting date of January 1, 1988 covering substantially all of its employees. The Bank has contributed $17,000 and $16,000 to the 401K profit sharing plan during the years ended December 31, 1997 and 1996, respectively. Profit sharing contributions are determined annually by the Bank.

9.  TRANSACTIONS WITH OFFICERS, DIRECTORS AND EMPLOYEES

Certain officers, directors, and employees of the Bancorp and their affiliates incurred indebtedness in the form of loans as customers. The activity in these loans for the years ended December 31, 1997 and 1996 was as follows:

                                         (In thousands)
                                    1997                 1996
                                 ----------          ----------

Balance at January 1             $      912          $      827

  New Loans                             153                 708
  Payments                             (173)               (623)
                                 ----------          ----------

Balance at December 31           $      892          $      912
                                 ----------          ----------
                                 ----------          ----------

Deposits by officers, directors, and employees were $610,000 at December 31, 1997.

10.  RESTRICTIONS ON CASH

The Bank is required to maintain an average reserve balance pursuant to Federal Reserve Bank regulations. The average amount of those reserve balances at December 31, 1997 was $172,000.

11.  CONCENTRATION OF CREDIT RISK

Practically all of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. Practically all such customers are depositors of the Bank. Investments in state and municipal securities also include governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 3.

12.  REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bancorp's and the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all the capital adequacy requirements to which it is subject.

As of January 2, 1997, the most recent notification from the Bureau of Banks and Trust Companies, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below.

There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios as of December 31, 1997 are as follows:

                                                                                         To Be Well
                                                       (In thousands)                   Capitalized
                                                                                        Under Prompt
                                                                 For Capital           Corrective Action
                                      Actual                  Adequacy Purposes            Provisions
                               --------------------        ---------------------     ----------------------
                                Amount       Ratio           Amount       Ratio        Amount        Ratio
                               ---------     ------        ----------     ------     ---------       -----
As of December 31, 1997:
 Total Risk-Based Capital
  (to Risk-Weighted Assets)    $   5,016     25.32%   >=   $    1,585  >=  8.00%     $   1,981  >=   10.00%

 Tier I Capital
  (to Risk-Weighted Assets)        4,768     24.07%   >=   $      792  >=  4.00%         1,189  >=    6.00%

 Tier I Capital
  (to Average Assets)              4,768     12.71%   >=   $    1,126  >=  3.00%         1,876  >=    5.00%

13.  PARENT COMPANY ONLY FINANCIAL INFORMATION

Following are condensed balance sheets of the Bancorp (parent company only) as of December 31, 1997 and condensed statements of income and cash flows for the years ended December 31, 1997 and 1996:

                            Condensed Balance Sheets
                        (dollars expressed in thousands)

                                     Assets

Cash                                         $          2
Investment in Bank                                  4,828
Dividends receivable                                   98
Other assets                                            1
                                             ------------

Total assets                                 $      4,929
                                             ------------
                                             ------------

                      Liabilities and Stockholders' Equity

Dividends payable                                    $        93
Other liabilities                                              3
                                                     -----------

Total liabilities                                    $        96
                                                     -----------

Stockholders' equity:
  Common stock                                       $       600
  Surplus                                                  2,534
  Retained earnings                                        2,842
  Treasury stock                                          (1,203)
  Accumulated other comprehensive income:
   Unrealized gains on securities                             60
                                                     ------------
Total stockholders' equity                           $     4,833
                                                     -----------

Total liabilities and stockholders' equity           $     4,929
                                                     -----------
                                                     -----------

                         Condensed Statements of Income
                        (dollars expressed in thousands)


                                                              1997          1996
                                                            -------        -------

Income - dividends from Bank                                $   623        $   168

Expense:
  Directors fees                                            $     3        $     3
  Other noninterest expense                                       2              2
                                                            -------        -------
Total expense                                               $     5        $     5
                                                            -------        -------

Income before income tax benefit and equity
 in undistributed earnings of Bank                          $   618        $   163
Income tax benefit                                                2              2
                                                            -------        -------

Income before equity in undistributed
 earnings of Bank                                           $   620        $   165
Equity (deficit) in undistributed earnings of Bank              (79)           352
                                                            -------        -------
Net income                                                  $   541        $   517
                                                            -------        -------
                                                            -------        -------


                       Condensed Statements of Cash Flows
                        (dollars expressed in thousands)


                                                                1997              1996
                                                               --------         --------
Cash flows from operating activities:
  Net income                                                   $    541         $    517
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Equity (deficit) in undistributed earnings of Bank              79             (352)
     Decrease in dividends receivable                                (1)             (24)
                                                               --------         --------

Net cash provided by operating activities
                                                               $    619         $    141

Cash flows from financing activities:
  Cash dividends paid on common stock                              (179)            (140)
  Purchase of treasury stock                                       (440)               -
                                                               --------         --------

Net increase in cash and cash equivalents                      $      -         $      1

Cash and cash equivalents at beginning of year                        2                1
                                                               --------         --------

Cash and cash equivalents at end of year                       $      2         $      2
                                                               --------         --------
                                                               --------         --------

Supplemental disclosures of cash flow information
   cash paid during the year for:
   Income taxes                                                $    287         $    201
   Interest                                                           -                -

14.  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited consolidated financial statements as of March 31, 1998 and for the three-month periods ended March 31, 1998 and 1997 include the accounts of Bancorp and Bank after elimination of material intercompany transactions. This unaudited data, in the opinion of the management of Bancorp, includes all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature. Footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted for these statements. The results of operations for the three months ended March 31, 1998 and 1997 are not necessarily indicative of the operating results for the full year.

15.  SUBSEQUENT EVENT

On May 21, 1998, Bancorp entered into an Agreement and Plan of Merger with National City Bancshares, Inc. (National City) to merge into National City (the Merger Agreement). As of March 31, 1998, National City, which is headquartered in Evansville, Indiana, had total assets of $1.5 billion. The Merger Agreement with National City will be effected by converting Bancorp's common stock into the right to receive as consideration, on a per share basis, that number of shares of National City common stock having a value between $2,480.00 and $2,945.00 for each share of Bancorp common stock, subject to adjustment depending on the trading price of National City common stock before the merger. The merger is contingent upon approval of various regulatory agencies and the affirmative vote of the holders of at least two-thirds of the outstanding Bancorp common stock.

If the merger is completed, the parties expect that the Bank will concurrently merge into Illinois One Bank, NA, a subsidiary of National City that has its principal office in Shawneetown, Illinois.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

The fair value for cash and short-term investments is the financial statement carrying amount.

The fair value for securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of commitments to extend credit is estimated using fees currently charged to enter into similar agreements and the creditworthiness of the customers. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

The carrying amounts of accrued interest approximate their fair values.

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subject to judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company, in accordance with SFAS No. 107, has estimated fair values of the financial instruments as follows:

                                                                                  December 31,

                                                                                      1997
                                                                           -------------------------
                                                                                 (In thousands)
                                                                           -------------------------
                                                                           Carrying            Fair
                                                                             Amount            Value
                                                                           --------         --------
Financial Assets:
  Cash and cash equivalents                                                $  3,402         $  3,402

  Investment securities                                                      13,992           13,971

  Loans                                                                      20,937           20,831
  Allowance for loan losses                                                    (315)            --
                                                                           --------         --------

  Loans, net of allowance                                                    20,622           20,831

  Accrued interest receivable                                                   378              378

Financial Liabilities:
  Deposits                                                                   33,377           33,385

  Accrued interest on deposits                                                  301              301

Off Balance Sheet Financial Instruments:
  Loan commitments                                                                0                0
  Letters of credit                                                               0                0

17.  EARNINGS PER SHARE

The following data shows the amounts used in computing earnings per share. There were no potentially dilutive securities during 1996 or 1997.

                                                         1997                       1996
                                                    -----------                   ---------
                                                          (In thousands, except share data)

Income available to common stockholders
 used in basic and diluted EPS                      $       541                   $     517
                                                    -----------                   ---------
                                                    -----------                   ---------

Weighted average number of common shares
 used in basic EPS                                        4,417                       4,664
                                                    -----------                   ---------
                                                    -----------                   ---------

Earnings per share amounts for 1996 have been restated to give effect to the application of SFAS No. 128 which was adopted by the Bancorp in 1997. There was no effect of the restatement on earnings per share for 1996.

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of the 21st day of May, 1998, by and between National City Bancshares, Inc., an Indiana corporation ("NCBE"), and 1st Bancorp Vienna, Inc., an Illinois corporation ("Bancorp").

                              W I T N E S S E T H:

     WHEREAS, Bancorp owns all of the outstanding capital stock of First State Bank of Vienna, an Illinois banking corporation located in Vienna, Illinois (the "Bank"); and

     WHEREAS, the parties desire that Bancorp merge (the "Holding Company Merger") with and into NCBE and, if practicable, that the Bank merge (the "Bank Merger" and, together with the Holding Company Merger, the "Mergers") into Illinois One Bank, National Association, a national banking association ("IOB"), which is in the process of being acquired by NCBE in transactions to be accounted for as poolings-of-interests upon the terms and conditions contained herein; and

     WHEREAS, the Boards of Directors of Bancorp and the Bank deem the Mergers advisable and in the best interests of their shareholders and have adopted resolutions approving this Agreement and the Merger Agreement relating to the Bank Merger in the form attached hereto as Exhibit A (the "Merger Agreement") and directing that this Agreement be submitted for consideration at a meeting of Bancorp's shareholders and, after execution of the Merger Agreement by IOB, directing that the Merger Agreement be approved by Bancorp as the sole shareholder of the Bank; and

     WHEREAS, the Board of Directors of NCBE has adopted a resolution approving the Mergers and this Agreement and agreeing to cause IOB to enter into the Merger Agreement after NCBE completes the acquisition of IOB.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, representations, warranties and covenants herein contained and for the purpose of prescribing the terms and conditions of the Mergers, the mode of carrying the Mergers into effect, the manner of converting the capital stock of Bancorp, and such other provisions as are deemed desirable in connection with the Mergers, the parties, intending to be bound, hereby agree as follows:

     1.     THE MERGERS.

     (a) The Holding Company Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Indiana Business Corporation Law (the "IBCL") and the Business Corporation Act of Illinois (the "BCA" and, together with the IBCL, the "Statutes"), at the Effective Time (as hereafter defined), Bancorp will be merged with and into NCBE. Bancorp shall be the merging corporation under the Merger and its separate corporate existence shall cease as of the Effective Time. NCBE shall be the surviving corporation under the Holding Company Merger (the "Surviving Corporation") and shall succeed to and assume all rights and obligations of Bancorp in accordance with the Statutes.

     (b) The Bank Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the National Bank Act and the Illinois Banking Act (the "Bank Statutes"), at the Effective Time of the Bank Merger (as defined in Section 1(b) of the Merger Agreement), the Bank will be merged with and into IOB. The Bank shall be the merging association under the Bank Merger and its separate corporate existence shall cease as of the Effective Time of the Bank Merger. IOB shall be the surviving association under the Bank Merger and shall succeed to and assume all rights and obligations of the Bank in accordance with the Bank Statutes. At the Effective Time of the Bank Merger, each share of common stock, $100.00 par value, of the Bank ("Bank Stock") outstanding immediately prior to the Effective Time of the Bank Merger, shall be cancelled by operation of law as set forth in Section 2 of the Merger Agreement.

     (c) Regulatory Approvals. The parties acknowledge that certain approvals must be received from or notices must be given to federal and state banking regulatory agencies including: (i) the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"); (ii) the Office of the Comptroller of the Currency; (iii) the Commissioner of the Office of Banks and Real Estate of the State of Illinois; and (iv) any other banking regulatory authorities having jurisdiction over the parties or the Mergers (the governmental agencies referred to in items (i)-(iv) above are collectively referred to herein as the "Applicable Governmental Authorities").

     (d) Closing; Effective Time. The delivery of the certificates and opinions called for by this Agreement shall take place at the offices of NCBE, 227 Main Street, Evansville, Indiana, at a closing (the "Closing") to be fixed by agreement of NCBE and Bancorp within five (5) business days following the latest of (i) approval by all the Applicable Governmental Authorities; (ii) the expiration of any waiting period imposed by law; and (iii) satisfaction or waiver (to the extent legally permissible) of the conditions set forth in Sections 11, 12 and 13 of this Agreement. The parties shall execute and file on or prior to the Closing, articles of merger in the form required by the Statutes (the "Articles of Merger") relating to the Holding Company Merger with the Indiana Secretary of State and the Illinois Secretary of State. The time at which the Holding Company Merger becomes effective shall be specified in the Articles of Merger and is hereafter referred to as the "Effective Time". Unless the parties agree otherwise, the Effective Time shall occur at the close of business on the date of the Closing.

     2.     EFFECTS OF THE HOLDING COMPANY MERGER.

     (a) Effects of the Holding Company Merger. The Holding Company Merger shall have the effects set forth in the Statutes.

     (b) Articles of Incorporation and By-Laws. The Articles of Incorporation and the By-Laws of NCBE as in effect at the Effective Time shall be the Articles of Incorporation and By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (c) Directors. The directors of NCBE serving at the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     (d) Officers. The officers of NCBE serving at the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     3. CONVERSION OF BANCORP COMMON. Without any action on the part of any holders of any of Bancorp's shares of Common Stock, $100.00 par value per share ("Bancorp Common"), or shares of capital stock of NCBE, the Holding Company Merger shall have the following effects with regard to the Bancorp Common:

     (a) Conversion of Bancorp Common. As of the Effective Time, each issued and outstanding share of Bancorp Common other than Dissenting Shares (as hereafter defined) shall be converted into the right to receive shares of NCBE's Common Stock, without par value ("NCBE Common"), computed as follows:

            (i) If the Average NCBE Value (as hereafter defined) is greater than or equal to $40.00, but less than or equal to $47.50, then each share of Bancorp Common shall be converted into 62 shares of NCBE Common.

            (ii) If the Average NCBE Value is greater than $47.50, then each share of Bancorp Common shall be converted into that number of shares of NCBE Common valued at the Average NCBE Value having an aggregate value equal to $2,945.00.

            (iii) If the Average NCBE Value is less than $40.00, then each share of Bancorp Common shall be converted into that number of shares of NCBE Common valued at the Average NCBE Value having an aggregate value equal to $2,480.00.

            (iv) "Average NCBE Value" shall mean the average of the means between the highest and lowest per share trading prices for NCBE Common reported by the Nasdaq National Market for the ten (10) trading days ended on the business day prior to the Closing. A "trading day" shall mean a day on which at least 100 shares of NCBE Common are traded on the Nasdaq National Market.

     (b) Share Adjustment. If between the date hereof and prior to the Closing, the number of outstanding shares of NCBE Common should be changed as the result of a stock dividend, stock split or reclassification (a "Share Adjustment"), the minimum and maximum amounts for the Average NCBE Values and the fixed number of shares of NCBE Common to be received by holders of Bancorp Common pursuant to
Section 3(a) shall be appropriately adjusted to reflect the Share Adjustment.

     (c) No Fractional Shares. No certificates or scrip representing fractional shares of NCBE Common shall be issued upon the surrender for exchange of certificates evidencing Bancorp Common. Each holder of Bancorp Common who would otherwise have been entitled to receive a fractional interest in a share of NCBE Common shall have the right to receive cash (without interest) in an amount equal to such fractional interest of a share of NCBE Common multiplied by the Average NCBE Value. Such cash, together with the shares of NCBE Common to be issued pursuant to Section 3(a) is referred to as the "Merger Consideration."

     (d) Cancellation of Treasury Stock. As of the Effective Time, each share of Bancorp Common that is owned by Bancorp in its treasury shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. The foregoing shall not apply to any issued and outstanding shares held by Bancorp in a fiduciary or similar capacity.

     (e) Dissenting Shares. "Dissenting Shares" shall mean shares of Bancorp Common held by any person who properly exercises and perfects rights under the BCA as a dissenting shareholder. The holder of any Dissenting Shares shall only have the rights accorded a dissenting shareholder under the BCA and shall not receive any part of the Merger Consideration.

     4. EFFECT ON NCBE COMMON. The Mergers shall have no effect on the shares of NCBE Common issued and outstanding immediately prior to the Effective Time.

     5.     EXCHANGE OF CERTIFICATES.

     (a) Surrender of Certificates. Within five (5) business days after the Effective Time, the exchange agent appointed by NCBE (the "Exchange Agent"), shall send to each record holder of Bancorp Common (except for holders of Dissenting Shares), a letter of transmittal for use in effecting the surrender of certificates formerly evidencing Bancorp Common in exchange for the Merger Consideration. The letter of transmittal shall specify how surrender of the certificates formerly evidencing shares of Bancorp Common shall be effected. Upon surrender of a certificate formerly evidencing Bancorp Common to the Exchange Agent together with such letter of transmittal and such other documentation that reasonably may be required by NCBE or the Exchange Agent, the Merger Consideration shall be issued, and the certificate so surrendered shall be canceled. No interest shall accrue or be paid with respect to the Merger Consideration. There shall be no obligation to deliver the Merger Consideration in respect of any shares of Bancorp Common until (and then only to the extent that) the holder thereof validly surrenders the certificates formerly representing the shares of Bancorp Common for exchange as provided in this
Section 5, or, in lieu thereof, delivers to the Exchange Agent an appropriate affidavit of loss and an indemnity agreement as may be required in any such case by NCBE in its reasonable discretion. If any payment for shares of Bancorp Common is to be made in a name other than the registered holder of a surrendered certificate, it shall be a condition to the payment that the certificate shall be properly endorsed or otherwise in proper form for transfer, that all signatures shall be guaranteed by a bank, broker or other institutional member of the Medallion Signature Guarantee Program, and that the person requesting the payment shall either (i) pay to the Exchange Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of a surrendered certificate or (ii) establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not payable.

     (b) Distributions with Respect to Unexchanged Shares. All dividends or other distributions with respect to NCBE Common with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate evidencing shares of Bancorp Common with respect to the shares of NCBE Common evidenced thereby upon the surrender of such certificate in accordance with this
Section 5.

     (c) Escheat. Notwithstanding anything in this Section 5 or elsewhere in this Agreement to the contrary, neither the Exchange Agent nor any party hereto shall be liable to a former holder of Bancorp Common for any property delivered to a public official pursuant to applicable escheat or abandoned property laws.

     (d) No Further Ownership Rights in Bancorp Common. The Merger Consideration paid upon the surrender of a certificate evidencing shares of Bancorp Common in accordance with the terms of this Section 5 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Bancorp Common theretofore represented by such certificate, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Bancorp Common which were outstanding immediately prior to the Effective Time.

     (e) Withholding Rights. NCBE shall be entitled to deduct and withhold from any dividends payable to former holders of Bancorp Common such amounts as NCBE is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"). Such withheld amounts shall be treated as having been paid by any such former holder of shares of Bancorp Common.

     6. REPRESENTATIONS AND WARRANTIES OF NCBE. NCBE represents and warrants to Bancorp as follows:

     (a) Organization, Authorization and No Violation. NCBE is a corporation duly organized and validly existing under the laws of the State of Indiana. NCBE has all necessary corporate power to own its properties and assets and to carry on its business as now conducted. Subject to receipt of approvals from the Applicable Governmental Authorities, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by NCBE have been duly authorized by all necessary corporate action on the part of NCBE, and this Agreement constitutes the legal, valid and binding obligation of NCBE, enforceable against NCBE in accordance with its terms, except as limited by (i) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors' rights generally, and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or law. The execution and delivery of this Agreement by NCBE and the consummation of the transactions contemplated by this Agreement, will not violate the provisions of, or constitute a breach or default under, the articles of incorporation or by-laws of NCBE or any material agreement to which NCBE is a party or is bound, or any other material license, law, order, rule, regulation or judgment to which NCBE is a party. NCBE is duly registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956, as amended.

     (b) No Shareholder Vote. No vote by the shareholders of NCBE is required to approve the Mergers under Indiana law, the articles of incorporation or by-laws of NCBE or any rules of the National Association of Securities Dealers, Inc. which apply to Nasdaq National Market issuers.

     (c) Capital Stock. The authorized capital stock of NCBE consists of 20,000,000 shares of NCBE Common, of which 10,759,219 shares were issued and outstanding as of May 1, 1998. All of the issued and outstanding shares of NCBE Common are duly and validly issued and outstanding and are fully paid and non-assessable. None of the shares of NCBE Common have been issued in violation of any preemptive rights. As of the date hereof, there are no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, such shares or contracts, commitments, understandings or arrangements by which NCBE is or may be obligated to issue additional shares of capital stock or other equity securities of NCBE, other than (i) options to purchase shares of NCBE Common which have been granted pursuant to NCBE's Incentive Stock Option Plan, and (ii) commitments to issue shares of NCBE Common in connection with the pending acquisitions of Illinois One Bancorp, Inc., Trigg Bancorp, Inc., Community First Financial, Inc. and Hoosier Hills Financial Corporation.

     (d) SEC Documents. NCBE has provided Bancorp with copies of the following reports (the "SEC Documents") filed by NCBE with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) the annual report on Form 10-K for the year ended December 31, 1997, as amended; and (ii) the definitive proxy materials for the 1998 annual meeting of NCBE shareholders. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein not misleading.

     (e) Financial Information. NCBE has delivered to Bancorp the consolidated balance sheets of NCBE and its subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three (3) years ended December 31, 1997, together with the notes thereto, that are included in the SEC Documents. Such financial statements have been audited by McGladrey & Pullen, LLP, independent auditors, whose report thereon is included with such financial statements. Such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except for changes, if any, required by GAAP and disclosed therein) and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of NCBE and its consolidated subsidiaries as of the dates and for the periods indicated. At December 31, 1997, there were no material liabilities of NCBE and its subsidiaries (actual, contingent or accrued) which, in accordance with GAAP applied on a consistent basis, should have been shown or reflected in such financial statements or the notes thereto, but which are not so reflected.

     (f) Absence of Changes. Except as disclosed in the SEC Documents, since December 31, 1997, NCBE has not incurred any obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, and there has not been any material adverse change in the financial condition, results of operations or business of NCBE and its subsidiaries taken as whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the financial statements described in subsection (e) not misleading.

     (g) Litigation. There is no litigation, claim, investigation or other proceeding pending or, to the knowledge of NCBE, threatened, against or adversely affecting NCBE or any of its subsidiaries, or of which the property of NCBE or any of its subsidiaries is or would be subject and which would have a material adverse effect on the financial condition, results of operations or business of NCBE and its subsidiaries, taken as a whole. To the knowledge of NCBE management, there is no litigation, claim, investigation or other proceeding to which any director, officer, employee or agent of NCBE or any of its subsidiaries in their respective capacities as directors, officers, employees or agents, is a party, pending of threatened against any such director, officer, employee or agent. There is no outstanding order, writ, injunction or decree of any court, government or governmental agency against or, affecting NCBE or any of its subsidiaries, or the assets or business of NCBE or any of its subsidiaries, which could reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of NCBE and its subsidiaries, taken as a whole, or which challenges the validity of the transactions contemplated by this Agreement.

     (h) Shares to be Issued in the Merger. The shares of NCBE Common to be issued in the Holding Company Merger are duly authorized and, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable.

     (i) Pooling-of-Interests. As of the date of this Agreement and based upon the advice of its independent accountants, NCBE believes that the Holding Company Merger will qualify for the pooling-of-interests method of accounting under Accounting Principles Board No. 16 ("APB 16").

     (j) Tax Treatment. As of the date of this Agreement and based upon the advice of its counsel, NCBE believes that the Holding Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

     (k) True and Complete Information. No representation or warranty made by NCBE contained in this Agreement and no statement of NCBE contained in any certificate, list, exhibit or other instrument specified in this Agreement, whether heretofore furnished to Bancorp or hereinafter required to be furnished to Bancorp, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

     7. REPRESENTATIONS AND WARRANTIES OF BANCORP. Bancorp represents and warrants to NCBE, except as disclosed in the writing delivered to NCBE concurrently with the execution of this Agreement (the "Disclosure Schedule"), as follows:

            (a)(i) Organization and Good Standing of Bancorp. Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and has all necessary corporate power to own its properties and assets and to carry on its business as now conducted. Bancorp is duly qualified to conduct its business and is in good standing in each jurisdiction in which the nature of the business transacted by Bancorp requires such qualification. Bancorp is duly registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956, as amended.

            (ii) Capital Stock. On the date hereof, Bancorp has 14,000 shares of Bancorp Common authorized, of which 4,264 shares are issued and outstanding and no shares are held in the treasury. All of the issued and outstanding shares of Bancorp Common are duly and validly authorized and issued, fully paid and nonassessable. None of the issued and outstanding shares of Bancorp Common have been issued in violation of any preemptive rights. There are no shares of any class of capital stock or equity securities of Bancorp outstanding other than the Bancorp Common and there are no outstanding, options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities convertible into or exchangeable for, such shares or contracts, commitments, understandings or arrangements by which Bancorp is or may be obligated to issue additional shares of any class of capital stock or other equity securities of Bancorp.

            (iii) Organization of the Bank. The Bank is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. The deposits of the Bank are insured by the Bank Insurance Fund administered by the FDIC up to applicable limits.

            (iv) Capital Stock of the Bank. On the date hereof, the Bank has 6,000 shares of Bank Stock authorized, of which 6,000 shares are issued and outstanding and no shares are held in the treasury. Bancorp is the record and beneficial owner of all of the issued and outstanding shares of Bank Stock. All of the issued and outstanding shares of Bank Stock are duly and validly authorized and issued, fully paid and non-assessable. None of the issued and outstanding shares of Bank Stock have been issued in violation of any preemptive rights. There are no shares of any class of capital stock or equity securities of the Bank outstanding other than Bank Stock and there are no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities convertible into or exchangeable for, such shares or contracts, commitments, understandings or arrangements by which the Bank is or may be obligated to issue additional shares of any class of capital stock or other equity securities of the Bank.

     (b) Authorization and No Violation. Subject to receipt of approvals from the Applicable Governmental Authorities and approval by the shareholders of Bancorp, the execution and delivery of this Agreement by Bancorp and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Bancorp and this Agreement constitutes the legal, valid and binding obligation of Bancorp, enforceable against Bancorp in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors' rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. The execution of this Agreement by Bancorp and the consummation of the transactions contemplated by this Agreement will not violate the provisions of, or constitute a breach or default under (i) the articles of incorporation or by-laws of Bancorp or the articles of incorporation and by-laws of the Bank, (ii) any Material Contract (as defined in Section 7(f)) of Bancorp or the Bank or (iii) any other material license, law, order, rule, regulation or judgment to which Bancorp or the Bank is a party, is bound or by which any of their respective properties or assets is subject. The minute books of Bancorp accurately reflect in all material respects all corporate actions held or taken by its shareholders and Board of Directors (including committees of the Board of Directors).

     (c) Subsidiaries. The only entities (including, without limitation, corporations, partnerships, limited liability companies and joint ventures) in which Bancorp has a direct or indirect equity or ownership interest are the Bank and entities in which the Bank has acquired ownership interests pursuant to debts previously contracted.

     (d) Financial Statements. Bancorp has delivered to NCBE the balance sheet of the Bank as of August 29, 1997 and the related statements of income, changes in shareholders' equity and cash flows for the eight months ended August 29, 1997. Such financial statements have been audited by Gray Hunter Stenn, certified public accountants, whose report thereon is included with such financial statements. Such financial statements have been prepared in conformity with GAAP applied on a consistent basis (except for changes, if any, required by GAAP and disclosed therein), the balance sheet presents fairly the financial condition of the Bank as of its date and the statement of income presents fairly the results of operations for the period covered. At August 29, 1997, there were no material liabilities of the Bank (actual, contingent or accrued) which, in accordance with GAAP applied on a consistent basis, should have been shown or reflected in such financial statements or the notes thereto, but which are not so shown or reflected.

     (e)    Taxes and Tax Returns.

            (i) To the knowledge of Bancorp management, each of Bancorp and the Bank has duly filed all federal and state tax information and tax returns (the "Returns") required to be filed by it (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all material taxes and other governmental charges which have been incurred and are shown to be due on said Returns or are otherwise due or claimed to be due from it or imposed on it or its respective properties, assets, income, franchises, licenses, sales or use, by any federal, state or local taxing authorities (collectively, the "Taxes") on or prior to the date hereof other than Taxes which are being contested in good faith and by appropriate proceedings and as to which Bancorp and the Bank either singly or in the aggregate have set aside adequate reserves. To the knowledge of Bancorp management, the amounts recorded as reserves for Taxes on the financial statements of the Bank as of August 29, 1997, are sufficient in the aggregate for the payment of all unpaid Taxes (including any interest or penalties thereon) whether or not disputed or accrued, for the period ended August 29, 1997 or for any year or period prior thereto. The federal and state Returns of Bancorp and the Bank have been examined by the Internal Revenue Service ("IRS") or other appropriate tax authority or the tax years have been closed without audit and any liability with respect thereto has been satisfied for all years to and including the year ended December 31, 1993 and, if required, the appropriate tax authorities have been apprised of such liabilities and the satisfaction thereof. There are no material disputes pending, or claims asserted, for Taxes upon Bancorp or the Bank. Neither Bancorp nor the Bank has been required to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state or local Return for any period. Neither Bancorp nor the Bank has in effect any power of attorney or authorization to anyone to represent it with respect to any Taxes. Bancorp has not filed any consolidated federal income tax return with an "affiliated group" (within the meaning of Section 1504 of the Code), where Bancorp was not the common parent of the group. Neither Bancorp nor the Bank is, or has been, a party to any tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than Bancorp or the Bank. Neither Bancorp nor the Bank has filed a consent under Section 341(f) of the Code. Bancorp has made available to NCBE or its representatives complete and correct copies of its federal and state income tax returns filed on or prior to April 15, 1998, and all examination reports, if any, relating to the audit of such returns by the IRS or other tax authority for each taxable year beginning on or after January 1, 1995.

            (ii) All monies required to be withheld from employees of Bancorp and the Bank for income taxes, social security and unemployment insurance taxes or collected from customers or others as sales, use or other taxes have been withheld or collected and paid, when due, to the appropriate governmental authority, or if such payment is not yet due, a reserve, which in the opinion of Bancorp management is adequate, has been established.

     (f) Material Contracts. The Disclosure Schedule contains a list of all executory contracts, indentures, commitments, and other agreements (other than agreements or commitments for loans made in the ordinary course of business of the Bank) in excess of $25,000 to which Bancorp or the Bank is a party or to which Bancorp or the Bank or any of their properties are subject (collectively, the "Material Contracts" and each a "Material Contract"). All Material Contracts were entered into in the ordinary course of business. Each of Bancorp and the Bank has duly performed all of its material obligations thereunder to the extent that such obligations to perform have accrued, and no material breach or default thereunder by Bancorp or the Bank or, to the knowledge of Bancorp management, any other party thereto has occurred which will impair the ability of Bancorp or the Bank to enforce any material rights thereunder.

     (g) Real Estate. Bancorp or the Bank has good title to all of the assets reflected as owned in the financial statements described in Subsection (e), and in the case of real property, transferable and insurable title in fee simple, and in all cases free and clear of any material liens or other encumbrances. The real properties, structures, buildings, equipment, and the tangible personal property owned, operated or leased by Bancorp or the Bank are (i) in good repair, order and condition, except for depletion, depreciation and ordinary wear and tear, and (ii) free from any known material structural defects. There are no laws, conditions of record or other impediments which materially interfere with the intended uses by Bancorp or the Bank of the real property or tangible personal property owned or leased by either of them.

     (h) No Material Adverse Change. Since August 29, 1997, there has been no material adverse change in the business, financial condition, properties, results of operation, or capitalization of Bancorp or the Bank.

     (i) Litigation. There is no litigation, claim, investigation or other proceeding pending or, to the knowledge of Bancorp management, threatened, against or adversely affecting Bancorp or the Bank, or of which the property of Bancorp or the Bank is or would be subject and which would have a material adverse effect on the financial condition, results of operations or business of Bancorp and the Bank, taken as a whole. To the knowledge of Bancorp management, there is no litigation, claim, investigation or other proceeding to which any director, officer, employee or agent of Bancorp or the Bank in their respective capacities as directors, officers, employees or agents, is a party, pending or threatened against any such director, officer, employee or agent. There is no outstanding order, writ, injunction or decree of any court, government or governmental agency against or, affecting Bancorp or the Bank, or the assets or business of Bancorp or the Bank, which could reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of Bancorp and the Bank, taken as a whole, or which challenges the validity of the transactions contemplated by this Agreement.

     (j) Insurance. Each of Bancorp and the Bank has in effect insurance coverage with reputable insurers, which in respect to amounts, types and risks insured, is adequate in the opinion of Bancorp management for the business in which Bancorp and the Bank are engaged. All policies of insurance owned or held by Bancorp or the Bank for current coverage are in full force and effect, all material premiums with respect thereto covering all periods up to and including the date hereof is paid (other than retrospective premiums which may be payable with respect to worker's compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy.

     (k) Compliance with Laws. Each of Bancorp and the Bank has conducted its business in substantial compliance with all applicable federal, state and local laws, regulations and orders including, without limitation, disclosure, usury, equal credit opportunity, equal employment, fair credit reporting, lender liability, and other laws, regulations and orders, and the forms, procedures and practices used by Bancorp and the Bank, to the knowledge of Bancorp management, are in compliance with such laws, regulations and orders except to the extent that non-compliance with any such law, regulation or order would not have a material adverse effect on Bancorp and the Bank, taken as a whole.

     (l) Broker's and Finder's Fees. Neither Bancorp nor the Bank has incurred any obligation or liability, contingent or otherwise, for any brokers or finders in respect of the matters provided for in this Agreement.

     (m) Employee Benefit Plans.

            (i) Except for Bancorp and the Bank, there are no other trades or businesses, whether or not incorporated, which, together with Bancorp or the Bank, would be deemed to be a "single employer" within the meaning of
     Section 414(b), (c) or (m) of the Code.

            (ii) The Disclosure Schedule sets forth a true and a complete list of (A) each employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") that Bancorp or the Bank currently maintains or has maintained within the three year period preceding the date hereof (the "ERISA Plans"), and (B) each other plan, arrangement, program and agreement providing employee benefits, including, but not limited to, deferred compensation, bonuses, severance pay or fringe benefits, and consulting or employment agreements, that are presently maintained for the benefit of any current or former employees of Bancorp or the Bank (the ERISA Plans and such other plans are collectively referred to as the "Plans"). Bancorp has made available to NCBE copies of all Plans and any related documents or instruments establishing the Plans or any related trusts or funding arrangements; the most recent determination letter, or any outstanding request for a determination letter, from the IRS with respect to each ERISA Plan intended to satisfy the requirements of Section 401(a) of the Code and a copy of the application on which the determination letter or request for determination letter is based; fidelity bonds; actuarial valuations, if applicable, for the most recent three plan years for which such valuations are available; current summary plan descriptions; annual returns/reports on Form 5500 and summary annual report for the three most recent plan years; Form 5310 and any related filings with the IRS, the Department of Labor ("DOL") or the Pension Benefit Guaranty Corporation ("PBGC") within the last year preceding the date of this Agreement; and any material correspondence to or from the IRS, DOL or PBGC within the last three years preceding the date hereof in connection with any Plan.

            (iii) Neither Bancorp nor the Bank currently maintains or contributes to, or has ever maintained or contributed to, a "multi-employer plan" as defined in Section 3(37) of ERISA.

            (iv) No Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees for any period extending beyond their retirement or other termination of service other than (A) continuation group health coverage pursuant to Section 4980B of the Code or applicable state law; (B) benefits, the full cost of which is borne by the current or former employee (or his or her beneficiary); or (C) benefits which in the aggregate are not material.

            (v) Each ERISA Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that the Plan is qualified and satisfies all legal requirements, including the requirements of the Tax Reform Act of 1986. To the knowledge of Bancorp management, nothing has occurred since the dates of the respective IRS favorable determination letters that could adversely affect the qualification of the Plans and their related trusts.

            (vi) All of the Plans, and any related trust agreement, group annuity contract, insurance policy or other funding arrangement are in substantial compliance with all applicable laws, rules and regulations, including without limitation, the rules and regulations promulgated by the DOL, PBGC or IRS pursuant to the provisions of ERISA and the Code, and each of such Plans has been administered in substantial compliance with such requirements and its own terms.

            (vii) Neither Bancorp nor the Bank currently maintains or contributes to, or has ever maintained or contributed to, a Plan that is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code.

            (viii) To the knowledge of Bancorp management, none of Bancorp, the Bank, any of the Plans, any trust created thereunder, or any trustee or administrator thereof has engaged in a transaction in connection with which Bancorp or the Bank, any of the Plans, any such trust, or any trustee or administrator thereof, or any party dealing with the Plans or related trusts could be subject to either a civil penalty assessed pursuant to Sections 409 or 502 of ERISA or a tax imposed pursuant to Sections 4975 or 4976 of the Code. To the knowledge of Bancorp management, none of Bancorp, the Bank, NCBE or the Surviving Bank is, or, as a result of any actions, omissions, occurrences or state of facts existing prior to or at the Effective Time, is likely to become liable for any tax imposed under Sections 4978 or 4978(B) of the Code in connection with the ERISA Plans.

            (ix) There are no (A) actions, suits, arbitrations or claims (other than routine claims for benefits), (B) legal, administrative or other proceedings or governmental investigations or audits, or (C) complaints to or by any governmental entity, which are pending, anticipated or threatened, against any Plan or its assets, or against any Plan fiduciary or administrator, or against Bancorp or the Bank or their officers or employees with respect to any Plan.

            (x) Each ERISA Plan may be terminated directly or indirectly by the Surviving Corporation, in its discretion, at any time after the Effective Time, in accordance with its terms, without any liability on the part of the Surviving Corporation, NCBE, Bancorp or the Bank, to any person, entity or government agency for any conduct, practice or omission of Bancorp or the Bank which occurred prior to the Effective Time, except for liabilities to and the rights of the employees thereunder accrued prior to the Effective Time, or if later, the time of termination.

            (xi) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of Bancorp or the Bank from Bancorp or the Bank under any Plan or otherwise; (B) materially increase any benefits otherwise payable under any Plan; or (C) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

     (n) Labor Matters. Neither Bancorp nor the Bank is a party to any organized labor contract or collective bargaining agreement.

     (o) Environmental Matters.

            (i) As used herein, the term "Environmental Laws" shall mean all local, state and federal environmental, health and safety laws and regulations and common law standards in all jurisdictions in which Bancorp and the Bank have done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

            (ii) To the knowledge of Bancorp management, neither the conduct nor operation of Bancorp or the Bank nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated Environmental Laws or has in any respect that would have a material adverse effect on the financial condition, results of operations or business of Bancorp and the Bank, taken as a whole, and no condition has existed or event has occurred with respect to either of them or any such property that, with notice or the passage of time, or both, would constitute a violation of Environmental Laws or obligate (or potentially obligate) Bancorp, NCBE, the Bank or the Surviving Bank to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would have a material adverse effect on the financial condition, results of operations or business of Bancorp and the Bank, taken as a whole. Neither Bancorp nor the Bank has received any notice from any person or entity that Bancorp or the Bank or the operation or condition of any property ever owned, leased or operated by either of them are or were in violation of any Environmental Laws or that any of them are responsible for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

     (p) Regulatory Compliance. Neither Bancorp nor the Bank is a party to any enforcement action instituted by any memorandum of understanding, agreement, consent agreement or cease and desist order with any federal or state regulatory agency, and neither Bancorp nor the Bank has been advised by any federal or state regulatory agency that it is considering taking such action. There is no material unresolved violation, criticism or exception cited by any such federal or state regulatory agency with respect to any examination of Bancorp or the Bank.

     (q) True and Complete Information. No representation or warranty made by Bancorp contained in this Agreement and no statement of Bancorp contained in the Disclosure Schedule or any certificate, list, exhibit or other instrument specified in this Agreement, whether heretofore furnished to NCBE or hereinafter required to be furnished to NCBE, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

     8. COVENANTS OF NCBE. NCBE agrees with Bancorp as follows:

     (a) Regulatory Approvals. NCBE shall, at its sole expense, be responsible for the preparation and filing of all regulatory applications or notices to the Applicable Governmental Authorities. NCBE agrees to file such regulatory applications or notices as soon as practicable and in any event within sixty
(60) days after the date hereof. Any failure by NCBE to file such regulatory applications or notices within such 60-day period (or such extended period as determined solely by Bancorp) shall be grounds for Bancorp to terminate this Agreement pursuant to Section 16(c) provided that such right is exercised within ten (10) days of the expiration of such 60-day (or extended) period. NCBE shall use its reasonable efforts to obtain the approvals of the Applicable Governmental Authorities for the transactions contemplated by this Agreement; however, NCBE's obligation to use its reasonable efforts to obtain the approvals of the Applicable Governmental Authorities shall not be construed as including an obligation to accept any unreasonable terms of or conditions to an approval of any Applicable Governmental Authority, to change the business practices of NCBE or any NCBE subsidiary in any material respect or to institute any litigation in connection with such approvals. NCBE shall keep Bancorp informed as to the status of such applications and make available to Bancorp, upon reasonable request by Bancorp from time to time, copies of such applications and any supplementally filed materials.

     (b) Registration Statement. NCBE shall file with the Commission a Registration Statement on Form S-4 (the "Registration Statement") relating to the shares of NCBE Common to be issued pursuant to the Merger, and shall use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement, including the Proxy Statement/Prospectus included therein (the "Proxy Statement/Prospectus"), as amended or supplemented, shall comply in all material respects with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, and the information in the Proxy Statement/Prospectus furnished by NCBE for inclusion therein shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading.

     (c) Listing. NCBE shall use its best efforts to list the shares of NCBE Common to be issued in the Holding Company Merger on the Nasdaq National Market.

     (d) Access to Information. NCBE shall permit Bancorp reasonable access during regular business hours to its properties. NCBE shall disclose and make available to Bancorp and shall use its best efforts to cause its agents and authorized representatives to disclose and make available to Bancorp, all books, papers and records relating to its assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account, tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files (but only to the extent that such review would not result in a material waiver of the attorney-client or attorney work product privileges under the rules of evidence), plans affecting employees, and any other business activities or prospects in which Bancorp may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement.

     (e) Actions Related to the Bank Merger. After the date that NCBE has completed its acquisition of IOB, NCBE shall take all action necessary to cause IOB (or with the approval of Bancorp, another banking subsidiary of NCBE) to approve and enter into the Merger Agreement and shall, as the sole shareholder of IOB, approve the Merger Agreement and the Bank Merger.

     9. AGREEMENTS WITH RESPECT TO CONDUCT OF BANCORP AND THE BANK PRIOR TO THE CLOSING. Bancorp agrees with NCBE as follows:

     (a) Ordinary Course, Insurance and Preservation of Business. Each of Bancorp and the Bank will, except as otherwise agreed to in writing by NCBE:

            (i) carry on its respective business in the ordinary course and consistent with its respective policies, procedures and practices as heretofore conducted;

            (ii) except as terminated in accordance with their terms or in accordance with the terms of this Agreement, keep in full force and effect, and not cause a default of any of its obligations under, any Material Contracts;

          (iii) keep in full force and effect the insurance coverage in effect on the date hereof;

            (iv) maintain, renew, keep in full force and effect and preserve its business organization, material rights, franchises, permits and licenses, retain its present employee force, maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions and use its best efforts to continue its general customer relationships; and

          (v) duly comply in all material respects with all laws applicable to it and to the conduct of its business.

     (b) Notice. Bancorp will promptly notify NCBE of any event which hereafter becomes known to Bancorp management which may reasonably have a material adverse effect on the financial condition, operations, business or assets of Bancorp and the Bank, taken as a whole, or if Bancorp determines that it may be unable to fulfill the conditions set forth in Section 11 or 12 hereof.

     (c) Prohibited Action Without Approval. Neither Bancorp nor the Bank will, except with the prior written consent of NCBE, do any of the following:

            (i) incur or agree to incur any obligation or liability (absolute or contingent) other than the taking of deposits and other liabilities incurred in the ordinary course of business and consistent with prior practice, and liabilities arising out of, incurred in connection with, or related to the consummation of this Agreement; make or permit any amendment or termination of any Material Contract; acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, limited liability company or other business organization or division or substantial part thereof, except for interests in entities acquired by the Bank pursuant to debts previously contracted; sell or otherwise dispose of any substantial part of its assets; enter into, dispose or divest itself of any joint venture or partnership or cause any business entity to become a subsidiary or affiliate, except for interests in entities acquired by the Bank pursuant to debts previously contracted; sell or otherwise dispose of any real property owned or operated by Bancorp or the Bank, except for interests in properties acquired by the Bank pursuant to debts previously contracted; enhance, expand, modify, replace or alter any computer or data processing system owned, leased or licensed by Bancorp or the Bank (including any software associated with any such computer or system); make, originate or otherwise acquire one or more loans, or one or more loan commitments for one or more loans, or one or more lines of credit, in an aggregate amount in excess of $1,000,000 to any person other than renewals or restructurings of loans in existence on the date hereof; or enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; or

          (ii) make any capital expenditure, except for ordinary repairs, renewals and replacements in excess of $25,000 individually or $100,000 in the aggregate; or

            (iii) issue, sell, redeem or acquire for value, or agree to do so, any shares of the capital stock or other equity securities, options or other ownership interests of Bancorp or debt securities, or declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to its shareholders other than (A) cash dividends on the Bancorp Common in an amount not to exceed $22.00 per share payable semi-annually in accordance with past practices on July and January, (B) cash dividends payable by the Bank, (C) sinking fund or other mandatory payments required under the terms of any indenture or loan agreement or repurchases of any outstanding debt securities to be applied against any such sinking fund payments in amounts which do not exceed, with respect to any series or class of debt securities, the sinking fund payments required within the next twelve-month period, (D) the payment of any debt security upon the maturity thereof, and
     (E) obligations or liabilities permitted to be incurred pursuant to Section 9(c)(i) hereof; or

            (iv) sell, pledge or redeem any of the Bank Stock; amend its articles of incorporation or by-laws or permit the Bank to amend its articles of association or by-laws; split, combine or reclassify any shares of capital stock; or enter into any agreement, commitment or arrangement with respect to any of the foregoing; or

            (v) enter into or amend any employment agreement, pay any extraordinary bonus or establish any general increase in salaries except for merit, cost of living and other changes in compensation in accordance with past practices; or

            (vi) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency, except in a form previously approved by NCBE, or file any federal or state tax return before furnishing a copy to NCBE and affording NCBE an opportunity to consult with the filing entity; or

          (vii) open any new office or close any current office of the Bank at which business is conducted; or

            (viii) knowingly take any actions that would adversely affect the ability of the Mergers to be accounted for using the pooling-of-interests method of accounting under APB 16.

     (d) No Solicitation.

            (i) Neither Bancorp nor any officer, director or any representative thereof shall solicit or authorize the solicitation of, or, unless Bancorp's Board of Directors has reasonably determined in good faith based upon the written advice of counsel that the failure to do so would cause the Board of Directors to breach its fiduciary duties under applicable law, enter into or authorize any discussions with any third party concerning, or furnish or authorize the furnishing of any confidential information relating to Bancorp or the Bank to any third party for the purpose of studying, considering, soliciting or inducing any offer or possible offer by any such third party or any other third party to acquire Bancorp or any or all of the capital stock, other equity securities or other ownership interests, or all or substantially all of the assets, of Bancorp or the Bank. Bancorp will promptly communicate to NCBE the terms of any proposal or contract it may receive with respect to any such transactions.

            (ii) Upon the execution of this Agreement, Bancorp shall immediately terminate all discussions then existing with any third parties regarding any possible offer to acquire Bancorp or the Bank.

     (e) Insider Lending. The Bank shall not change or modify any of its current practices relating to the lending of money, secured or unsecured, to its affiliated persons, including but not limited to its directors, officers and employees.

     (f) No Violation. Neither Bancorp nor the Bank will take any action which knowingly violates any statute, code, ordinance, rule, regulation or judgment, order, writ, arbitral award, injunction or decree of any court, governmental agency or body or arbitrator, domestic or foreign, having jurisdiction over its properties.

     (g) Accounting. Each of Bancorp and the Bank will maintain its books, accounts and records in accordance with GAAP. Neither Bancorp nor the Bank shall make any change in any method of accounting or accounting practice, or any change in the method used in allocating income, charging costs or accounting for income, except as may be required by law, regulation or GAAP. Neither Bancorp nor the Bank shall change any practice or policy with respect to the charging off of loans or the maintenance of its reserve for possible loan losses, except as required by law, regulation or GAAP.

     10. ADDITIONAL AGREEMENTS.

     (a) Continuing Access to Information. Through the Effective Time, Bancorp shall permit NCBE and its authorized representatives reasonable access during regular business hours to Bancorp's properties and those of the Bank. Bancorp shall make its and the Bank's directors, management and other employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with NCBE and its authorized representatives at reasonable times and upon reasonable request, and Bancorp shall, and shall cause the Bank to, disclose and make available to NCBE, and shall use its best efforts to cause its agents and authorized representatives to disclose and make available to NCBE, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of Bancorp and the Bank, including, but not limited to, all books of account, tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files (but only to the extent that such review would not result in a material waiver of the attorney-client or attorney work product privileges under the rules of evidence), plans affecting employees, and any other business activities or prospects in which NCBE may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement.

     (b) Management Reports. Bancorp shall promptly provide to NCBE copies of any reports to the Board of Directors of Bancorp or the Bank or any committee thereof and minutes of all meetings of the Board of Directors of Bancorp and the Bank and each committee thereof. Throughout the period prior to the Effective Time, Bancorp and the Bank will cause one or more designated representatives to confer with representatives of NCBE on the ongoing operations of Bancorp and the Bank.

     (c) Information for Regulatory Filings. Upon request by NCBE, Bancorp shall promptly furnish NCBE with any information within its possession which relates to Bancorp or the Bank and which is required under any applicable law or regulation for inclusion in any filing that NCBE is required to make with any Applicable Governmental Authority. Bancorp agrees that all information so furnished shall be true and correct in all material respects without omission of any material fact required to be stated therein or necessary to make the information stated therein not misleading.

     (d) Restriction on Resales. Bancorp shall obtain and deliver to NCBE, at least thirty-one (31) days prior to the Closing, the signed agreement, in the form of Exhibit B hereto, of each of its officers and directors and shall use its best efforts to obtain similar agreements from each other person who owns 5% or more of the outstanding shares of Bancorp Common and any other persons who may reasonably be deemed by NCBE to be an "affiliate" of Bancorp within the meaning of such term as used in Rule 145 under the Securities Act.

     (e) Shareholder Approval. As soon as practicable after NCBE has filed all regulatory applications under Section 8(c), Bancorp shall cause to be duly called and held a special meeting of the holders of Bancorp Common for submission of this Agreement and the Merger for approval of such shareholders as required by the BCA. In connection with such shareholders' meeting, (i) Bancorp shall cooperate and assist NCBE in preparing and filing the Registration Statement, and any amendments or supplements thereto, including the Proxy Statement/Prospectus with the SEC and applicable state securities authorities, and Bancorp shall mail the Proxy Statement/Prospectus to its shareholders; (ii) Bancorp shall furnish NCBE all information within its possession concerning itself that NCBE may reasonably request in connection with the Proxy Statement/Prospectus; (iii) the Board of Directors of Bancorp (subject to compliance with its fiduciary duties as advised in writing by counsel) shall recommend to its shareholders the approval of this Agreement and the Merger contemplated hereby and use its best efforts to obtain such approval; and (iv) Bancorp agrees that the information furnished by it to NCBE for inclusion in the Proxy Statement/Prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading.

     (f) Actions Related to Bank Merger. If NCBE has completed the acquisition of IOB and IOB has executed the Merger Agreement, Bancorp shall take all actions necessary to cause the Bank to approve and enter into the Merger Agreement and shall, as the sole shareholder of the Bank, approve the Merger Agreement and the Bank Merger; provided, however, that the consummation of the Bank Merger shall not be a condition to the consummation of the Holding Company Merger.

     11. CONDITIONS TO OBLIGATIONS OF BOTH PARTIES. The respective obligations of each party to effect the Holding Company Merger are subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

     (a) Shareholder Approval. The Holding Company Merger shall have been approved by the holders of at least two-thirds of the outstanding shares of Bancorp Common.

     (b) Regulatory Approval. The Holding Company Merger shall have been approved by all Applicable Governmental Authorities and all applicable waiting periods shall have expired.

     (c) No Action to Prevent Consummation.

            (i) No action or proceeding shall have been instituted before a court or other governmental body, agency or authority or other person which is reasonably expected to (A) result in an order enjoining the Holding Company Merger, (B) result in a determination that a party has failed to comply with applicable legal requirements in connection with the Holding Company Merger; or (C) have a material adverse effect on the future conduct of the business of a party;

            (ii) No governmental agency shall have notified either party in writing to the effect that consummation of the transactions contemplated by this Agreement would constitute a violation of any statute, rule, regulation or policy and that it intends to commence proceedings to restrain consummation of the Holding Company Merger; and

            (iii) No statute, rule, regulation or policy shall have been promulgated or enacted by any governmental or regulatory agency of competent jurisdiction which shall prevent or declare the Holding Company Merger illegal.

     (d) Listing. The shares of NCBE Common to be issued in the Holding Company Merger shall have been listed on the Nasdaq National Market, subject to notice of issuance.

     (e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be subject of any stop order or proceeding seeking a stop order.

     (f) No Change in Tax Treatment. There shall have been no developments outside of the control of NCBE after the date hereof that would preclude the Holding Company Merger from qualifying as a reorganization within the meaning of
Section 368(a) of the Code.

     12. CONDITIONS TO OBLIGATIONS OF NCBE. The obligation of NCBE to effect the Holding Company Merger is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

     (a) Status as of Closing. All representations and warranties of Bancorp contained in this Agreement shall be true as though made at and as of the Closing except for such untruths or inaccuracies which individually or in the aggregate would not have a material adverse effect on Bancorp and the Bank, taken as a whole; Bancorp shall have performed and satisfied or otherwise complied with all covenants made by it in this Agreement which are to be performed on or prior to the Closing; there shall not have occurred any material adverse change in the business, assets, properties, financial condition or results of operations of Bancorp and the Bank, taken as a whole; and there shall be delivered to NCBE a certificate (dated the Closing and signed by the chief executive officer of Bancorp) stating that to the best of his knowledge such conditions have been satisfied.

     (b) Attorneys' Opinion. NCBE shall have received an opinion, dated the Closing, of Jenner & Block, counsel for Bancorp, in substantially the form of Exhibit C attached hereto.

     (c) No Change in Pooling-of-Interests Treatment. There shall have been no developments outside of the control of NCBE after the date hereof that would preclude the Holding Company Merger from qualifying for the pooling-of-interests method of accounting under APB 16.

     13. CONDITIONS TO OBLIGATIONS OF BANCORP. The obligation of Bancorp to effect the Holding Company Merger is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

     (a) Status as of Closing. All representations and warranties of NCBE contained in this Agreement shall be true as though made at and as of the Closing except for such truths or inaccuracies which individually or in the aggregate would not have a material adverse effect on NCBE and its subsidiaries, taken as a whole; NCBE shall have performed and satisfied all covenants made by it in this Agreement which are to be performed on or prior to the Closing; there shall not have occurred any material adverse change in the business, assets, properties, financial condition or results of operations of NCBE and its subsidiaries, taken as a whole; and there shall be delivered to Bancorp a certificate (dated the Closing and signed by the President of NCBE) stating that to the best of his knowledge such conditions have been satisfied.

     (b) Attorneys' Opinion. Bancorp shall have received an opinion, dated the Closing, of Baker & Daniels, counsel for NCBE, in substantially the form of Exhibit D attached hereto.

     14. INFORMATION. The parties acknowledge the confidential and proprietary nature of the "Information" (as hereafter defined) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such Information shall include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communication, by such party's employees or authorized representatives. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its authorized representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and authorized representatives of a party who are directly involved in evaluating the Holding Company Merger. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party. Upon termination of this Agreement without the Holding Company Merger becoming effective, each party shall: (a) deliver to the other originals and all copies of all Information made available to such party; (b) not retain any copies, extracts or other reproductions in whole or in part of such Information; and (c) destroy all memoranda, notes and other writings prepared by any party or its authorized representatives based on the Information.

     15. PAYMENT OF EXPENSES.

     (a) Expenses Generally. Except as otherwise provided in subsection (b) below, each party hereto shall pay its own fees and expenses incident to preparing for, entering into, and carrying out this Agreement and the transactions contemplated hereby.

     (b) Reimbursement of NCBE. Upon the occurrence of a Triggering Event (as hereafter defined), Bancorp shall reimburse NCBE for all of its out-of-pocket expenses and costs, including fees of accountants and attorneys, incurred in connection with the transactions contemplated by this Agreement up to a maximum of $150,000. As used herein, the term "Triggering Event" shall mean both (A) the termination of this Agreement for any reason other than the failure of any of the conditions set forth in Sections 11(b), 11(c), 11(d), 11(e) or termination pursuant to Sections 16(a) or 16(c) hereof and (B) the occurrence of any of the following within six (6) months of the date of termination: (1) Bancorp enters into any agreement with respect to a Competing Transaction; (2) the Board of Directors of Bancorp recommends a Competing Transaction to Bancorp's shareholders; or (3) following the announcement of a Competing Transaction, the Board of Directors of Bancorp withdraws or modifies its recommendation of the Holding Company Merger or this Agreement. The term "Competing Transaction" means any of the following: (1) an offer by any person or group of persons (other than NCBE) to acquire ownership of twenty-five percent (25%) or more of the Bancorp Common or the Bank Stock; or (2) a proposal for a merger, consolidation, share exchange, business combination, or similar transaction involving Bancorp; or (3) a proposal for a sale, lease, exchange, transfer or other disposition of twenty-five percent (25%) or more of the assets of Bancorp. The terms "person" and "group of persons" shall have the meanings conferred thereon by Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the regulations promulgated thereunder.

     16. TERMINATION OF AGREEMENT. Notwithstanding the fact that the shareholders of Bancorp have approved this Agreement, this Agreement may be terminated at any time on or prior to the Effective Time:

     (a) Mutual Consent.  By mutual consent of Bancorp and NCBE;

     (b) Competing Transaction. By Bancorp, if Bancorp accepts, approves or recommends a Competing Transaction to its shareholders; provided that Bancorp has simultaneously delivered to NCBE the amounts payable pursuant to Section 15(b); or

     (c) Otherwise. (i) By Bancorp, upon written notice to NCBE, if by December 31, 1998, any of the conditions set forth in Sections 11 or 13 shall not have been satisfied or are no longer capable of being satisfied; (ii) by Bancorp, upon written notice to NCBE, pursuant to Section 8(a); or (iii) by the Board of Directors of NCBE, upon written notice to Bancorp, if by December 31, 1998, any of the conditions set forth in Sections 11 or 12 shall not have been satisfied or are no longer capable of being satisfied.

     (d) Effect of Termination. Upon termination of this Agreement by either NCBE or Bancorp pursuant to this Section 16, there shall be no liability by reason of this Agreement or the termination thereof on the part of NCBE or Bancorp or the respective directors, officers, employees, agents or shareholders of either of them, except for any liability under Section 15(b) or unless such termination results from a party's intentional or reckless misrepresentation or intentional or reckless breach of any covenant contained herein.

     17. PUBLICITY AND REPORTS. NCBE and Bancorp shall coordinate all publicity relating to the transactions contemplated by this Agreement and, except as otherwise required by law, neither party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior written consent of the other, which consent shall not be unreasonably withheld.

     18. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties shall survive the Effective Time or the earlier termination of this Agreement. The covenants contained in Sections 5 and 14 shall survive the Effective Time or the earlier termination of this Agreement.

     19. NOTICES. Any notice of communication required or permitted hereunder shall be sufficiently given if in writing and (a) delivered in person; (b) sent by facsimile transmission (with confirmation of receipt by the recipient) or express delivery service; or (c) mailed by certified or registered mail, postage prepaid, as follows:

     If to NCBE, addressed to:

            National City Bancshares, Inc.
            227 Main Street
            P. O. Box 868
            Evansville, Indiana 47705-0868
            Attn: Robert A. Keil
            Fax No. (812) 464-9825

            With a copy addressed to:

            Baker & Daniels
            300 North Meridian Street, Suite 2700
            Indianapolis, Indiana 46204-1782
            Attn: David C. Worrell
            Fax No. (317) 237-1000

     If to Bancorp, addressed to:

            1st  Bancorp Vienna, Inc.
            Third and Vine Streets
            Vienna, Illinois 62995
            Attn:  Tom Jones
            Fax No. (618) 658-4607

            With a copy addressed to:

            Jenner & Block
            One IBM Plaza
            Chicago, Illinois  60611
            Attn:  Bruce G. Wilson
            Fax No. (312) 527-0484

     20. MISCELLANEOUS.

     (a) Assignment. Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by either party, in whole or in part, without the consent of the other party and any attempted assignment in violation of this prohibition shall be null and void.

     (b) Law Governing. This Agreement will be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Indiana.

     (c) Counterparts. This Agreement may be executed in several counterparts and one or more separate documents, all of which together shall constitute one and the same instrument with the same force and effect as though all of the parties had executed the same documents.

     (d) Amendment and Waiver. Any of the terms or conditions of this Agreement may be waived, amended or modified in whole or in part at any time before or after the approval of this Agreement by the shareholders of Bancorp, to the extent authorized by applicable law, by a writing signed by Bancorp and NCBE.

     (e) Entire Agreement. All exhibits and the Disclosure Schedule referred to in this Agreement are integral parts hereof, and this Agreement, such exhibits and Disclosure Schedule, constitute the entire agreement among the parties hereto with respect to the matters contained herein and therein, and supersede all prior agreements and understandings between the parties with respect thereto.

     (f) Remedies. Subject to the terms hereof, in the event of any willful breach of this Agreement in any material respect by any of the parties hereto, any other party hereto damaged shall have all the rights, remedies and causes of action available at law or in equity.

     (g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


                                                  NATIONAL CITY BANCSHARES, INC.


                                                  By: /s/ Robert A. Keil
                                                      -------------------------
                                                      Robert A. Keil, President

ATTEST:


   /s/ Stephen C. Byelick, Jr.
---------------------------------------
Stephen C. Byelick, Jr., Secretary


                                                  1ST BANCORP VIENNA, INC.


                                                  By:    /s/ Wayne O'Keefe
                                                      -------------------------
                                                      Wayne O'Keefe, President
ATTEST:

          /s/ Tom Jones
---------------------------------------
Tom Jones, Executive Vice President

                                    EXHIBIT A


                                MERGER AGREEMENT

     THIS MERGER AGREEMENT ("Agreement") is dated as of _________ __, 1998, between Illinois One Bank, National Association, a national banking association ("IOB"), and First State Bank of Vienna, an Illinois banking corporation ("FSB").


                              W I T N E S S E T H:

     WHEREAS, as of the date hereof, the outstanding capital stock of IOB consists of 55,000 shares of Common Stock, $10.00 par value per share (the "IOB Stock");

     WHEREAS, as of the date hereof, the outstanding capital stock of FSB consists of 6,000 shares of Common Stock, $100.00 par value per share (the "FSB Stock");

     WHEREAS, all of the IOB Stock is owned of record and beneficially by National City Bancshares, Inc., an Indiana corporation ("NCBE");

     WHEREAS, NCBE is a party to an Agreement and Plan of Merger dated _____ __, 1998 (the "Acquisition Agreement") with 1st Bancorp Vienna, Inc., an Illinois corporation ("Bancorp"), relating to the merger of Bancorp with and into NCBE (the "Merger");

     WHEREAS, all of the FSB Stock is owned of record and beneficially by Bancorp; and

     WHEREAS, the Boards of Directors of IOB, FSB, NCBE and Bancorp have all approved the merger of FSB with and into IOB (the "Bank Merger").

     NOW, THEREFORE, in consideration of the premises and the agreements herein contained, and for the purpose of prescribing the terms and conditions of the Bank Merger, the mode of carrying the same into effect, the manner, basis and such other details and provisions as are deemed necessary or desirable, the parties hereto agree as follows:


     1.     THE BANK MERGER.

     (a) The Bank Merger. Pursuant to the provisions of the National Bank Act, as amended (the "NBA"), and the Illinois Banking Act (the "IBA"), FSB shall be merged with and into IOB, with IOB to survive the Bank Merger as the surviving bank (the "Surviving Bank").

     (b) Effective Time of the Bank Merger. The Bank Merger shall become effective at the time specified in the certificate approving the Bank Merger issued by the Comptroller of the Currency. The time at which the Bank Merger becomes effective is hereinafter referred to as the "Effective Time."

     2. CONVERSION OF CAPITAL STOCK. At the Effective Time, each share of FSB Stock then outstanding shall, by virtue of the Bank Merger and without any action by the holder or issuer thereof, be surrendered, retired and cancelled and each share of IOB Stock shall be converted into one share of common stock, $10.00 par value of the Surviving Bank. No provision is made herein for the rights of dissenters under either the NBA or the IBA because NCBE, the owner of all of the outstanding shares of the IOB Stock, and Bancorp, the owner of all of the outstanding shares of the FSB Stock, have each approved the Bank Merger.

     3.  EFFECT OF THE BANK MERGER

     (a) General. At the Effective Time, FSB shall be merged with and into IOB and the separate existence of FSB shall cease. The Surviving Bank shall have all the rights, privileges, immunities and powers and shall be subject to all of the duties and liabilities of a banking association organized under the NBA. The Surviving Bank shall possess all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action and all and every other interest, of or belonging to or due to IOB or FSB and the same shall be deemed taken and transferred to and vested in the Surviving Bank without further act or deed, and the title to any such property or rights, or any interest therein, vested in IOB or FSB shall not revert to or be in any way impaired by reason of the Bank Merger. The Surviving Bank shall be liable for all the liabilities and obligations of IOB and FSB in the same manner and to the same extent as if the Surviving Bank had itself incurred such liabilities and obligations and had contracted therefor, and any claim existing or any action or proceeding pending by or against IOB or FSB may be prosecuted to judgment as if the Bank Merger had not taken place, or the Surviving Bank may be substituted in its place. Neither the rights of creditors, nor any liens upon the property of IOB or FSB shall be impaired by the Bank Merger, but such liens shall be limited to the property upon which they were liens immediately prior to the Effective Time.

     (b) Name. The Surviving Bank shall operate under IOB's name.

     (c) Principal Office. The principal office of the Surviving Bank shall be located at IOB's office at Posey Avenue and Lincoln Boulevard West, Shawneetown, Illinois.

     (d) Articles of Association and By-Laws. The Articles of Association and By-Laws of IOB shall be the Articles of Association and the By-Laws of the Surviving Bank.

     (e) Directors and Officers. As of the Effective Time, the Board of Directors of the Surviving Bank will consist of those directors of IOB in office immediately prior to the Effective Time. As of the Effective Time, the officers of the Surviving Bank will consist of those officers of IOB in office immediately prior to the Effective Time. The directors and officers shall hold office until such time as their respective successors have been elected and qualified.

     4. TERMINATION. Notwithstanding anything herein to the contrary, this Agreement may be terminated only by written agreement between the parties.

     5.  REGULATORY APPROVAL; THIRD PARTIES

     (a) Regulatory Approval. IOB and FSB shall each use their best efforts to obtain all approvals of any banking regulatory agency of the United States or of the State of Illinois, which approval is necessary in order for the transactions contemplated hereby to comply with federal or state laws, and each shall take all action proper or advisable to obtain such approvals. IOB and FSB shall cause to be prepared and filed any and all such applications or submissions necessary to obtain such approvals.

     (b) Information. IOB and FSB shall each furnish the other with all information reasonably required for inclusion in any application made by IOB or FSB to any governmental or regulatory body in connection with the transactions contemplated by this Agreement.

     (c) Consents of Third Parties. IOB and FSB shall obtain written consents to the transactions contemplated hereby to the extent that such consents are necessary to prevent the consummation of such transactions from constituting a breach of, or a default under, any agreement to which either of them is a party.

     (d) Other Legal Requirements. IOB and FSB shall comply with all other legal requirements relating to or resulting from the Merger, including any notifications required to be given to depositors under the Federal Deposit Insurance Act, as amended, after the Effective Time.

     6.  MISCELLANEOUS

     (a) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits thereof, and this Agreement may be amended, modified or supplemented at any time, and from time to time (either before or after the shareholders of IOB and FSB has approved the Bank Merger) pursuant to due authorization of the Boards of Directors of the parties hereto. No such waiver, amendment or modification shall be effective unless in writing and signed by the party or parties sought to be bound thereby.

     (b) Entire Agreement. This Agreement and the Acquisition Agreement contain the entire agreement between IOB and FSB with respect to the Bank Merger.

     (c) Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the United States of America and the laws of the State of Illinois.

     (d) Descriptive Headings. The descriptive headings are for convenience and reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers, all as of the date and year first above written.


                                         ILLINOIS ONE BANK, NATIONAL ASSOCIATION


                                         By: -----------------------------------
                                             --------------------, -------------

Attest:

-----------------------------------
-------------------, --------------


                                         FIRST STATE BANK OF VIENNA


                                         By: -----------------------------------
                                             --------------------, -------------

Attest:

-----------------------------------
-------------------, --------------

                                    EXHIBIT B

                            FORM OF AFFILIATE LETTER

Gentlemen:

     In connection with the merger (the "Merger") of 1st Bancorp Vienna, Inc. ("Bancorp"), with and into National City Bancshares, Inc. ("NCBE"), pursuant to the Agreement and Plan of Merger dated as of ________ __, 1998 (the "Agreement"), I have been advised that I may be deemed to be an "affiliate" within the meaning of Rule 145 promulgated by the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "1933 Act"), for the purposes of any resales of shares of the common stock, without par value, of NCBE to be issued to me in the Merger (the "Shares"). I have also been advised that I may be deemed an "affiliate" of Bancorp for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board. Based on such advice and in order to induce NCBE and Bancorp to cause the Merger to be consummated, I hereby represent and warrant to, and agree with NCBE and Bancorp as follows:

            A. I hereby consent to the placing of a legend on the certificate or certificates evidencing the Shares referring to the issuance thereof in a transaction to which Rule 145 under the 1933 Act is applicable and to the giving of stop transfer instructions to the transfer agent for the Shares with respect to such certificate or certificates. The legend will state in substance:

            "The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies and may be sold or otherwise transferred only in compliance with the terms of such Rule."

            B. I understand that NCBE is under no obligation to take any action to facilitate the sale, transfer, or other disposition by me or on my behalf of any of the Shares.

            C. In the event of any sale or transfer of any of the Shares in a transaction not involving a sale within the limits and in accordance with the applicable provisions of Rule 145 or a sale in a registered public offering, I will obtain from each transferee of the Shares in such transaction a letter agreement substantially similar hereto, or a letter containing such other information reasonably required by NCBE to evidence an exception from the applicable registration requirements of federal or state securities laws, which is binding and enforceable by NCBE against the transferee.

     It is understood and agreed that the legend set forth in Paragraph A above shall be removed, and the related stock transfer restrictions shall be lifted forthwith (i) if the sale or other transfer by me or on my behalf of my Shares shall have been registered under the 1933 Act, (ii) if the sale or other transfer by me or on my behalf of my Shares is not so registered, such sale is exempt from the registration requirements of the 1933 Act, or (iii) upon the expiration of the period specified in Rule 145(d)(3) under the 1933 Act, as it may be amended from time to time.

     I further represent to and covenant with NCBE that I have not, within the preceding 30 days, sold, transferred or otherwise disposed of any shares of Bancorp Common Stock held by me and that I will not sell, transfer or otherwise dispose of any of the Shares received by me in the Merger until after such time as results covering at least 30 days of combined operations of Bancorp and NCBE have been published by NCBE, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations.

                                                  Very truly yours,


                                                  ------------------------------

                                    EXHIBIT C

                     FORM OF OPINION OF COUNSEL FOR BANCORP

     Capitalized terms used and not otherwise defined herein have the meanings given them in the Plan and Agreement of Merger (the "Agreement").

     1. Bancorp is a corporation organized, validly existing and in good standing under the laws of the State of Illinois and is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. The Bank is a banking corporation duly organized, validly existing and in good standing under the laws of the State of Illinois.

     2. Bancorp and the Bank each have all requisite corporate power and authority necessary to carry out its business as currently conducted.

     3. The authorized capital stock of Bancorp consists of 14,000 shares of Bancorp Common. Based solely on a review of Bancorp's stock records, there are 4,264 shares of Bancorp Common issued and outstanding and no shares in the treasury. The authorized capital stock of the Bank consists of 6,000 shares of Bank Stock. Based solely on a review of the Bank's stock records, there are 6,000 shares of Bank Stock issued and outstanding, all of which are owned of record by Bancorp, and no shares in the treasury. All of the outstanding shares of Bancorp Common have been duly authorized and validly issued and are fully paid and non-assessable and, to our knowledge, were not issued in violation of any preemptive rights.

     4. The Agreement has been duly executed and delivered by Bancorp and constitutes a valid and binding obligation of Bancorp, enforceable against Bancorp in accordance with its terms, except to the extent limited by general principles of equity and by bankruptcy, insolvency, reorganization, liquidation, fraudulent conveyance, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

     5. All consents or approvals from Applicable Governmental Authorities that are required to be obtained by Bancorp in connection with the Holding Company Merger have been obtained.

     6. The execution and delivery by Bancorp of, and the performance by Bancorp of its agreements in, the Agreement do not: (a) violate the articles of incorporation or by-laws of Bancorp or the articles of incorporation or by-laws of the Bank, or (b) to our knowledge, violate, result in a breach of or constitute a default under any Material Contract known to us to which Bancorp or the Bank is a party or by which their properties are bound.

     7. The meeting of shareholders of Bancorp held on ________ __, 1998, was duly held in accordance with all applicable requirements of the BCA and the articles of incorporation and bylaws of Bancorp. The Agreement was duly adopted by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Bancorp Common, which is the only action required on the part of the holders of Bancorp Common to approve the Holding Company Merger.

     8. Upon the filing and acceptance of the Articles of Merger by the Illinois Secretary of State and assuming the Holding Company Merger is effective under the laws of the State of Indiana, the Holding Company Merger will become effective under the BCA upon the issuance of a Certificate of Merger by the Illinois Secretary of State.


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


                                    EXHIBIT D

                       FORM OF OPINION OF COUNSEL FOR NCBE

     Capitalized terms used and not otherwise defined herein have the meanings given them in the Plan and Agreement of Merger (the "Agreement").

     1. NCBE is a corporation duly organized and validly existing under the laws of Indiana and is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended.

     2. NCBE has all requisite corporate power and authority necessary to carry out its business as currently conducted.

     3. The authorized capital stock of NCBE consists of 20,000,000 shares of common stock, without par value. All shares of NCBE Common to be issued to shareholders of HHFC pursuant to the Holding Company Merger have been duly authorized and, when issued in accordance with the Agreement, will be fully paid and non-assessable.

     4. The Agreement has been duly executed and delivered by NCBE and constitutes a valid and binding obligation of NCBE, enforceable against NCBE in accordance with its terms, except to the extent limited by general principles of equity and by bankruptcy, insolvency, reorganization, liquidation, fraudulent conveyance, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

     5. All consents or approvals of any Applicable Governmental Authorities required to be obtained by NCBE in connection with the Mergers have been obtained.

     6. No vote by the shareholders of NCBE is required to approve the Holding Company Merger under Indiana law, the articles of incorporation or by-laws of NCBE or rules of the National Association of Securities Dealers, Inc. which apply to Nasdaq National Market issuers.

     7. The execution and delivery by NCBE of, and the performance by NCBE of its agreements in, the Agreement do not: (a) violate its articles of incorporation or by-laws; or (b) to our knowledge, violate, result in a breach or constitute a default under any material contract, agreement or other instrument to which NCBE is a party or by which its respective properties are bound.

     8. Upon the filing and acceptance of the Articles of Merger by the Indiana Secretary of State and assuming the Holding Company Merger is effective under the laws of the State of Illinois, the Holding Company Merger will become effective under the IBCL at the time specified in the Articles of Merger.

                                   APPENDIX B

                EXCERPTS OF THE ILLINOIS BUSINESS CORPORATION ACT
                              (DISSENTERS' RIGHTS)


     5/11.65 RIGHT TO DISSENT.--(a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

     (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

     (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

     (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

                     (i) alters or abolishes a preferential right of such shares;

                     (ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

                     (iii) in the case of a corporation incorporated prior to
            January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

     (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

            (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

            (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

     5/11.70 PROCEDURE TO DISSENT.--(a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

            (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

            (c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

            (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are canceled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

            (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

            (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

            (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

            (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

            (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

                   (1) Against the corporation and in favor of any or all
            dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b),
            (c), (d), or (f).

                   (2) Against either the corporation or a dissenter and in
            favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

                   If the court finds that the services of counsel for any
            dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefitted. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

            (j) As used in this Section:

                   (1) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

                   (2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.